SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom consolidated financial statements for the years ended December 31, 2005 and 2004.

Consolidated Financial Statements

Avertissement

Cette traduction anglaise des comptes consolidés rédigés en langue française a été préparée pour le confort des lecteurs anglophones. Malgré tout le soin apporté à cette traduction, certaines erreurs, omissions ou approximations peuvent y subsister. France Télécom, ses représentants et ses salariés n’en assumeront aucune responsabilité.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

For the periods ended

December 31, 2005 and December 31, 2004

CONSOLIDATED STATEMENT OF INCOME

(Amounts in millions of euros, except share data)

		Note	Year ended December 31, 2005	Year ended December 31, 2004
	Net revenues	3-5	49,038	46,158
	External purchases	3-6	(20,149)	(17,870)
	Other operating income	3-6	411	561
	Other operating expense	3-6	(2,122)	(2,076)
Personnel costs:	- Wages and employee benefit expenses	3-6	(8,762)	(8,850)

	Gross operating margin		18,416	17,923

	- Employee profit-sharing	3-6	(382)	(280)
	- Share-based compensation	3-6	(178)	(399)
	Depreciation and amortization	13-14	(7,034)	(7,990)
	Impairment of goodwill	7	(11)	(534)
	Impairment of non-current assets	7	(568)	(179)
	Gains (losses) on disposal of assets	8	1,475	922
	Restructuring costs	9	(454)	(181)
	Share of profits (losses) of associates	15	20	30

	Operating income		11,284	9,312

	Interest expense	10	(3,045)	(3,621)
	Foreign exchange gains (losses)	10	(147)	144
	Discounting expense	10	(164)	(148)

	Finance costs, net		(3,356)	(3,625)

	Income tax	11	(1,568)	(2,477)

	Consolidated net income after tax		6,360	3,210

	Minority interests	30	(651)	(193)

	Net income attributable to equity holders of France Telecom SA		5,709	3,017

	Earnings per share (in euros)
	Net income attributable to equity holders of France Telecom SA
	- Basic		2.28	1.23
	- Diluted		2.20	1.22

CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)

	Note	At December 31, 2005	At December 31, 2004
ASSETS
Goodwill, net	12	33,726	27,589
Other intangible assets, net	13	18,865	15,632
Property, plant and equipment, net	14	28,570	26,502
Interests in associates	15	321	370
Assets available for sale	16	263	615
Other non-current financial assets and derivatives	17	1,506	4,285
Deferred tax assets	11	11,020	9,469

Total non-current assets		94,271	84,462

Inventories, net		854	644
Trade receivables, net	18	7,121	6,589
Other current assets	18	1,917	2,785
Current tax assets	11	313	88
Prepaid expenses	18	572	660
Other current financial assets and derivatives	17	205	312
Cash and cash equivalents	19	4,097	3,153

Total current assets		15,079	14,231

TOTAL ASSETS		109,350	98,693

EQUITY AND LIABILITIES
Share capital		10,412	9,869
Additional paid-in capital		15,131	12,675
Retained earnings (deficit)		(8,325)	(11,673)
Net income for the year		5,709	3,017
Translation adjustment		1,933	563

Equity attributable to equity holders of France Telecom SA		24,860	14,451

Minority interests		3,578	3,232

Total equity	30	28,438	17,683

Exchangeable or convertible bonds (non-current)	19	34,218	34,222
Other non-current financial debt and derivatives	19	8,418	8,571
Non-current employee benefits	26	679	628
Other non-current provisions	28	2,645	3,249
Other non-current liabilities	29	1,231	1,339
Deferred tax liabilities	11	3,720	1,978

Total non-current liabilities		50,911	49,987

Exchangeable or convertible bonds, and other current financial debt and derivatives	19	9,193	11,480
Accrued interest payables	19	1,396	1,172
Current employee benefits	26	1,763	1,982
Current provisions	28	1,847	1,943
Trade payables		9,518	7,757
Other current liabilities	29	2,192	2,688
Current tax payables	11	337	431
Deferred income	29	3,755	3,570

Total current liabilities		30,001	31,023

TOTAL EQUITY AND LIABILITIES		109,350	98,693

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in millions of euros)

			Attributable to equity holders of France Telecom SA
					Income (expense) recognized directly in equity						Minority interests
	Note	Number of shares in issue	Share capital	Additional paid- in capital	Assets available for sale	Hedging instruments	Deferred taxes	Retained earnings (deficit)	Translation adjustments	Total		Total equity
Balance at January 1, 2004		2,402,316,828	9,609	15,333	150	(148)	6	(15,311)		9,639	4,356	13,995

Unrealized foreign exchange gains (losses)									548	548	254	802
Gains (losses) on financial assets available for sale						(13)				(26)	(2)	(28)
Gains (losses) on cash flow hedges taken to equity					(26)					(13)	8	(5)
Deferred tax on items recognized directly in equity							15			15	(1)	14
Total income and expense recognized directly in equity (A)					(26)	(13)	15		548	524	259	783
Net income for the year (B)								3,017		3,017	193	3,210

Total recognized income and expense for the year (A+B)					(26)	(13)	15	3,017	548	3,541	452	3,993
Appropriation of France Telecom SA profit				(3,116)				3,116		0		0
Share capital issued in connection with the public exchange offer for Wanadoo shares (attributable to equity holders of FT SA)	4	64,796,795	259	1,085						1,344	(1,220)	124
Commitments to purchase minority interests								308		308	197	505
Dividends	30			(617)						(617)	(107)	(724)
Equity share options issued	27							40		40	19	59
Other movements		219,803	1	(10)				190	15	196	(465)	(269)

Balance at December 31, 2004		2,467,333,426	9,869	12,675	124	(161)	21	(8,640)	563	14,451	3,232	17,683

Unrealized foreign exchange gains (losses)									1,380	1,380	193	1,573
Gains (losses) on financial assets available for sale					(1)					(1)	(1)	(2)
Gains (losses) on cash flow hedges taken to equity						(39)				(39)	(2)	(41)
Deferred tax on items recognized directly in equity							47			47	1	48
Total income and expense recognized directly in equity (A)					(1)	(39)	47		1,380	1,387	191	1,578
Net income for the year (B)								5,709		5,709	651	6,360

Total recognized income and expense for the year (A+B)					(1)	(39)	47	5,709	1,380	7,096	842	7,938
Share capital issued in connection with the acquisition of Amena	30	133,439,454	534	2,423						2,957		2,957
Impact of Amena acquisition	4										641	641
Capital increase (stock options exercised)	27/30	2,286,917	9	31						40		40
Equity share options issued: stock options	27							46		46	3	49
Equity share options issued: offer reserved for employees within the scope of the sale of shares owned by the French State	27							84		84	6	90
Equity share options issued: Orange liquidity contract impact of the change to an equity-settled plan	27							284		284	1	285
Dividends	30							(1,184)		(1,184)	(409)	(1,593)
Impact of the purchase of minority interests in Orange Slovensko	4							394		394	(19)	375
Impact of the purchase of minority interests in Orange Romania	4							(11)		(11)	(120)	(131)
Impact of the acquisition of all of Equant’s assets and liabilities	4							7		7	(376)	(369)
Impact of the change in consolidation method for Senegalese entities (proportional to full consolidation)	4							83		83	386	469
Transfer of PTK-Centertel shares to TP SA	4							634		634	(634)	0
Other movements				2				(13)	10	(21)	25	4

Balance at December 31, 2005		2,603,059,797	10,412	15,131	123	(200)	68	(2,607)	1,933	24,860	3,578	28,438

CONSOLIDATED STATEMENT OF CASH FLOWS (Amounts in millions of euros)

	Note	Year ended December 31, 2005	Year ended December 31, 2004
OPERATING ACTIVITIES
Net income attributable to equity holders of France Telecom SA		5,709	3,017
Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization	13-14	7,034	7,990
Impairment of non-current assets	7-13-14	568	179
Impairment of goodwill	7-12	11	534
Gain on disposals of assets	8	(1,475)	(922)
Change in other provisions		(1,265)	(1,296)
Share of profits (losses) of associates	15	(20)	(30)
Income tax	11	1,568	2,477
Interest income and expense		3,080	3,730
Minority interests	30	651	193
Foreign exchange gains and losses, net		1,059	(575)
Derivatives		(797)	329
Share-based compensation		139	342
Change in working capital (trade)
Decrease/(increase) in inventories (net)		(143)	15
Decrease/(increase) in trade accounts receivable		212	544
Increase/(decrease) in trade accounts payable		714	237
Change in working capital (non-trade)
Decrease/(increase) in other receivables		676	(579)
Increase/(decrease) in accrued expenses and other payables		(462)	352
Dividends and interest income received		284	184
Interest paid and interest rates effects on derivatives, net		(3,358)	(3,262)
Income tax paid		(811)	(762)

Net cash provided by operating activities		13,374	12,697

INVESTING ACTIVITIES
Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets	13-14	(6,142)	(5,141)
Increase/(decrease) in amounts due to fixed asset suppliers		34	(67)
Proceeds from sales of property, plant and equipment and intangible assets	13-14	215	199
Cash paid for investment securities, net of cash acquired
Purchase of Wanadoo shares (cash portion of exchange offer and tender offer followed by compulsory purchase procedure)	4	—	(2,373)
Payment of Equant CVRs		—	(2,015)
Purchase of Equant shares	4	(590)	—
Purchase of Orange shares (pursuant to tender offer followed by compulsory purchase procedure)	4	—	(469)
Purchase of Orange Romania shares	4	(404)	—
Acquisition of Amena	4	(6,038)	—
Purchase of Orange Slovensko shares	4	(502)	—
Cash paid for investment securities and acquired business, net of cash acquired		(69)	(66)
Proceeds from sale of other investment securities, net of cash transferred
Proceeds from sale of Pages Jaunes shares	4	440	1,443
Proceeds from sale of Orange Denmark shares	4	—	610
Proceeds from sale of STM shares	4	—	472
Proceeds from sale of Tower Participations	4	400	—
Proceeds from sale of cable activities	4	311	—
Proceeds from sale of Mobilcom shares	4	265	—
Proceeds from sale of other investment securities and businesses, net of cash transferred		179	190
Investments in associates	15	—	(14)
Decrease/(increase) in marketable securities and other long-term assets		224	1,640

Net cash used in investing activities		(11,677)	(5,591)

FINANCING ACTIVITIES
Issuances
Issuance of bonds convertible exchangeable or redeemable into shares	19	2,485	3,922
Issuance of long-term debt	19	1,647	4,061
Redemptions and repayments
Redemption of bonds convertible, exchangeable or redeemable into shares	19	(4,736)	(8,384)
Repayment of long-term debt	19	(2,281)	(4,692)
Repayment of equity portion of hybrid debt	19-30	(21)	(31)
Repayment of in-substance defeasance deposit	17-19	574	—
Repayment of Tele Invest debt		—	(1,902)
Repayment of Tele Invest II debt	22	(351)	—
Increase/(decrease) in bank overdrafts and short-term borrowings	19	(134)	607
Decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)	17	493	(219)
Exchange rates effects on derivatives, net		77	—
Capital increase	30	2,997	—
Minority shareholders’ contributions	30	16	107
Dividends paid to minority shareholders	30	(442)	(105)
Dividends paid	30	(1,184)	(710)

Net cash used in financing activities		(860)	(7,346)

Net change in cash and cash equivalents		837	(240)
Effect of exchange rates changes on cash and cash equivalents		107	23
Cash and cash equivalents at beginning of year		3,153	3,370

Cash and cash equivalents at end of year		4,097	3,153

Supplementary disclosures: see Note 31.

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

1.1 – Description of business

The France Telecom Group, including in particular its main subsidiaries Orange, Amena (the Spanish mobile operator and its subsidiaries, acquired in November 2005), TP Group (the Polish telecommunications operator TP SA and its subsidiaries), Equant and PagesJaunes Group, provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

1.2 Basis of preparation of 2005 financial data

In accordance with European regulation 1606/2002 dated July 19, 2002, the 2005 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) as adopted for use by the European Union. Comparative figures are presented for 2004 compiled using the same basis of preparation.

The principles applied to prepare financial data relating to the financial year 2005 are described in Note 2, and are based on:

•	all standards and interpretations endorsed by the European Union and applicable with effect from December 31, 2005;

•	IASs/IFRSs and related interpretations adopted for use by the European Union whose application will be compulsory after December 31, 2005 but for which the Group has opted for earlier application;

•	accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8;

•	the options and exemptions used by the Group.

In preparing the Group’s accounts, France Telecom’s management is required to make estimates, insofar as many elements included in the financial statements cannot be measured with precision. Management reviews these estimates if the circumstances on which they were based evolve, or in the light of new information or experience. Consequently, estimates made at December 31, 2005 may subsequently be changed.

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management uses its judgment in developing and applying an accounting policy that results in information that is relevant and reliable, in that the financial statements:

•	represent faithfully the Group’s financial position, financial performance and cash flows;

•	reflect the economic substance of transactions;

•	are neutral;

•	are prudent; and

•	are complete in all material respects.

The consolidated financial statements are presented in euros, and have been prepared under the responsibility of the Board of Directors of February 13, 2006.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ESTIMATES

2.1 Significant accounting policies

This note describes the accounting principles applied to prepare the 2005 consolidated financial statements in accordance with IFRSs endorsed by the European Commission at December 31, 2005.

2.1.1 Early application of standards, amendments and interpretations

To enhance comparability between the data for 2004 and 2005, the Group opted for early application of the following texts, with effect from January 1, 2004:

•	IAS 39 – Financial Instruments: Recognition and Measurement, and IAS 32 – Financial Instruments: Disclosure and Presentation, which are applicable as from January 1, 2005;

•	IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations, which is applicable with effect from January 1, 2005;

•	IFRIC 1 – Changes in Existing Decommissioning, Restoration and Similar Liabilities, which is effective for accounting periods beginning after September 1, 2004;

•	IFRIC 4 – Determining Whether an Arrangement Contains a Lease. This interpretation concerning operating leases is effective for accounting periods beginning on or after January 1, 2006, though entities may opt for early application;

•	Final IAS 39 – Fair Value Option Amendment, which deals with the designation on initial recognition of a financial asset or liability at fair value through profit or loss. This amendment eliminates one of the exemptions adopted by the European Commission upon the endorsement of IAS 39. The Group has opted for early application of this amendment, which is effective from January 1, 2006.

However, France Telecom has not opted for early application of the following standards, amendments and interpretations (already adopted or in the process of being adopted by the European Union):

•	IFRS 7 – Financial Instruments – Disclosures, which is applicable with effect from January 1, 2007. IFRS 7 has not yet been approved by the European Commission;

•	IAS 19 Amendment to IAS 19 – Employee Benefits, applicable as from January 1, 2006;

•	IAS 39 – Cash Flow Hedge Accounting of Forecast Intragroup Transactions, applicable as from January 1, 2006;

•	IFRIC 6 – Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment. This interpretation is effective for accounting years beginning on or after December 1, 2005.

•	IFRIC 7 – Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies, applicable for financial years beginning after March 2006. The provisions of IFRIC 7 would not apply at December 31, 2005.

France Telecom Group is currently analyzing the practical consequences of these new standards and interpretations and the impact of their application on its financial statements.

The Group is not concerned by interpretations IFRIC 2 – Members’ Shares in Co-operative Entities and Similar Instruments, and IFRIC 5 – Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds.

2.1.2 Accounting positions adopted by France Telecom Group in accordance with paragraphs 10 to 12 of IAS 8 – Accounting Policies, Changes in Accounting Estimates, and Errors

The accounting positions described below are not specifically dealt with by any standards or interpretations endorsed by the European Commission.

Acquisitions of minority interests

These transactions are not addressed in any IAS or IFRS and the Group has therefore applied the French GAAP accounting treatment of acquisitions of minority interests, which consists of recognizing in goodwill the difference between the cost of acquisition of minority interests and the Group’s equity in the book value of the underlying net assets, without making any fair value adjustments to the assets and liabilities acquired. Depending on the IASB’s decision (“Business Combinations” Phase II), the accounting treatment described above may be changed.

The main items of goodwill arising on acquisitions of minority interests in 2005 concern Equant (€213 million), Orange Romania (€272 million), Orange Slovensko (€375 million) and Orange Dominicana (€24 million).

Commitments to purchase minority interests (put options)

Commitments to purchase minority interests and put options granted to minority shareholders are currently recognized as a financial debt and as a reduction in minority interests in equity, in accordance with IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in shareholders’ equity attributable to the equity holders of France Telecom SA. The fair value of commitments to purchase minority interests is revised at each balance sheet date and the corresponding financial debt is adjusted with a contra-entry to financial income or expense. Since this accounting treatment does not reflect the economic substance of the transactions and due to possible differing interpretations of the texts regarding the commitments concerned, particularly those arising from the conditional put options, the Group submitted the issue to the IFRIC for consideration, in order to obtain guidance on the appropriate accounting treatment and the scope of application of the related texts. Depending on the findings of the IFRIC and IASB, the accounting treatment described above may be changed.

Conditional put options granted to minority shareholders amounted to € 73 million at December 31, 2005 and €547 million at December 31, 2004. The overall effect on equity attributable to equity holders of France Telecom SA arising from the recognition of these commitments as a debt is €45 million at December 31, 2005 (€422 million at December 31, 2004).

Transfers of consolidated shares with the Group resulting in changes in ownership interest

In the absences of specific quidance in IASs/IFRS, the Group applied and accounting policy to account for intercompany transfers of consolidated shares resulting in changes in ownership interest. The transferred shares are maintained at historical cost and the gain or loss on the transfer is fully eliminated in the account of the acquiring entities. The minority interests are adjusted to reflect the change in their share in the equity with the corresponding and opposite effect on the Group retained earnings, resulting in no impact on the profit and floss nor the shareholders’ equity.

Loyalty programs

IASs/IFRSs do not specifically address the accounting treatment of loyalty programs and the Group has therefore applied the French GAAP accounting treatment, which is based on Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated October 13, 2004. Two types of loyalty program exist within the Group, with and without a contract renewal obligation. For both types of program, the Group defers part of the invoiced revenue over the vesting period of the related customer rights based on the fair value of these obligations. The IFRIC is currently examining the accounting treatment of these programs under IAS/IFRS. The liability recognized for these programs amounts to €360 million at December 31, 2005 (€383 million at December 31, 2004).

Employee share offer

The Group considers that the grant date for the employee share offer corresponds to the date on which the main terms of the offer are announced. This treatment complies with the recommended method set out in the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprise – PEE), which interprets this announcement date as being the grant date defined in IFRS 2 – Share-based Payment. The expense recognized for employee share offers in the 2005 financial statements amounts to €120 million (€190 million in 2004). If the grant date were the end of the subscription period, a further €2 million would have been expensed in 2005 (€177 million in 2004), mainly reflecting the change in the share price between the announcement date and the end of the subscription period.

Individual rights to training for employees (Droit Individuel à la Formation - DIF)

In accordance with Opinion 2004-F issued on October 13, 2004 by the CNC’s Comité d’urgence (Emerging Accounting Issues Committee) concerning statutory training rights, any expenditure incurred in this respect is recorded as a current expense and no provision is recognized. The credit of training hours is to be disclosed in the notes to the financial statements, together with the number of training hours still to be claimed by employees.

In the limited number of cases (request for training leave, redundancy or resignation) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

2.1.3 Options available under IASs/IFRSs and used by France Telecom Group

Certain IASs/IFRSs offer alternative methods of measuring and recognizing assets and liabilities. In this respect, the Group has chosen:

•	to continue to recognize inventories at their original cost, determined by the weighted average unit cost method, in accordance with IAS 2 – Inventories;

•	to measure property, plant and equipment using historical cost as deemed cost instead of remeasuring fair value at each closing, in accordance with IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets;

•	not to capitalize interest expense incurred during the construction and acquisition period of property, plant and equipment, as provided for under IAS 23 – Borrowing Costs;

•	to recognize actuarial gains and losses on pensions and other post-employment benefit obligations as from January 1, 2004 according to the corridor method. This method consists of recognizing a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan, in accordance with IAS 19 – Employee Benefits;

•	to continue to consolidate jointly-controlled companies using the proportional method, as provided for in IAS 31 – Interests in Joint Ventures.

Under IFRS 1 – First-time Adoption of International Financial Reporting Standards, certain exemptions are available regarding the retrospective application of IASs/IFRSs at the transition date (January 1, 2004 for the France Telecom Group). Accordingly, in order to prepare its opening balance sheet, the Group chose:

•	not to apply IFRS 3 dealing with business combinations prior to the transition date; IFRS 1 does not deal explicitly with acquisitions of minority interests and none of the other standards specifically address this issue. Consequently, the Group has decided to continue to apply the French GAAP accounting treatment;

•	to measure property, plant and equipment and intangible assets at historical cost, in accordance with IAS 16 and IAS 38, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom SA, which were revalued at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996;

•	to recognize in equity all actuarial gains and losses existing at the transition date;

•	to transfer cumulative translation differences for all foreign operations to retained earnings at January 1, 2004. This adjustment has no impact on opening equity. The cumulative translation adjustment is therefore equal to zero at that date. The gain or loss on a subsequent disposal does not include translation differences that arose before the date of transition to IFRS (January 1, 2004);

•	to change the classification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit or loss or available-for-sale investments;

•	to retrospectively apply the provisions of IFRS 2 – Share-based Payment to equity-settled and cash-settled plans. All plans, including those implemented prior to November 7, 2002, are therefore accounted for in accordance with IFRS 2. Plans issued prior to December 31, 2003 have been valued in accordance with US GAAP (SFAS 123) using the Black-Scholes model. Effective from January 1, 2004, all new plans are valued in accordance with IFRS 2 using a binomial model;

•	lastly, the Group has prospectively applied with effect from January 1, 2004 the amendment to IAS 39 concerning fair value accounting for financial assets and liabilities on initial recognition in the absence of an active market.

France Telecom is not affected by the exemption regarding hybrid financial instruments as the liability component of its perpetual bonds redeemable for shares (TDIRAs) was not extinguished at the date of transition to IFRS.

The Group is not concerned by the provisions of IFRS 4 – Insurance Contracts at the transition date.

2.1.4 Presentation of the financial statements

As allowed under IAS 1 – Presentation of Financial Statements, expenses are presented by nature in the consolidated income statement. The presentation of the income statement under IFRS is significantly different from that under French GAAP, with the inclusion in operating income of items presented as non-operating income and expense in the French GAAP income statement and of goodwill amortization and impairment losses.

Under IFRS, operating income corresponds to net profit before:

•	financial income;

•	finance costs;

•	income taxes (current and deferred taxes);

•	profits and losses of discontinued operations and operations held for sale.

Gross operating margin, a sub-total calculated by France Telecom in accordance with paragraph 83 of IAS 8, corresponds to operating income before:

•	employee profit-sharing;

•	share-based compensation;

•	depreciation and amortization expense;

•	impairment of goodwill and other non-current assets;

•	gains and losses on disposal of assets;

•	restructuring costs;

•	share of profits (losses) of associates;

•	impairment of goodwill on associates.

In accordance with IFRS 5, the assets and liabilities of controlled entities that are considered as being held for sale are reported on a separate line in the consolidated balance sheet. Profits or losses of discontinued operations are reported on a separate line of the income statement. IFRS 5 defines a discontinued operation as a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations.

2.1.5 Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding at year-end. These include stock options backed by a liquidity contract set up by the Group in favor of Orange option holders, and Wanadoo stock options. Diluted earnings per share are calculated based on earnings per share attributable to the equity holders of France Telecom SA, adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

2.1.6 Consolidation rules

Subsidiaries that are controlled exclusively by France Telecom, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity, or when one of the following four criteria is met:

•	power over more than one half of the voting rights of the other entity by virtue of an agreement ;

•	power to govern the financial and operating policies of the other entity under a statute or agreement;

•	power to appoint or remove the majority of the members of the board of directors or equivalent governing body of the other entity;

•	power to cast the majority of votes at meetings of the board of directors or equivalent governing body of the other entity.

Companies that are controlled jointly by France Telecom and a limited number of other shareholders are proportionally consolidated; if these companies have any exclusively controlled, fully consolidated subsidiaries that are not wholly owned, indirect minority interests in these subsidiaries are recognized separately in the France Telecom consolidated financial statements.

Companies over which France Telecom exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the balance sheet date.

Material intercompany transactions and balances are eliminated in consolidation.

2.1.7 Effect of changes in foreign exchange rates

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro or the currency of a hyperinflationary economy are translated into France Telecom’s presentation currency (euros) as follows:

•	assets and liabilities are translated at the year-end rate;

•	items in the statement of income are translated at the average rate for the year;

•	the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders’ equity.

Hyperinflationary economies

The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are adjusted for the effects of inflation prior to translation into euros as follows:

•	non-monetary balance sheet, statement of income and cash flow items are adjusted for inflation based on the change in a general price index from the date of acquisition to the balance sheet date;

•	the exchange gain or loss on the subsidiary’s net monetary position during the period (determined based on the change in the general price index over the same period) is recognized in the income statement under exchange gains and losses;

•	the differences resulting from the application of the index of prices in force at the balance sheet date to monetary and non-monetary items reflected in the opening balance sheet are recorded as a separate component of shareholders’ equity.

The financial statements of foreign subsidiaries previously adjusted for inflation as described above are subsequently translated into euros as follows:

•	assets, liabilities, statement of income and cash flow items are translated at the year-end rate;

•	the translation gains and losses resulting from the use of the year-end exchange rate to translate assets and liabilities presented in the opening balance sheet are recorded as a separate component of shareholders’ equity.

Transactions in foreign currencies

The principles covering the measurement and recognition of transactions in foreign currencies are set out in IAS 21 – The Effects of Changes in Foreign Exchange Rates. In accordance with this standard, transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at each balance sheet date at the year-end exchange rate and the resulting translation differences are recorded in the income statement:

•	in operating income for commercial transactions;

•	in financial income or finance costs for financial transactions.

Derivative instruments are measured and recognized in accordance with the general principles described in Note 2.1.16. Currency derivatives are recognized in the balance sheet at fair value at each period-end. Gains and losses arising from remeasurement at fair value are recognized:

•	in operating income for fair value hedges of commercial transactions;

•	In financial income or finance costs for hedges of financial assets and liabilities and derivative instruments that do not qualify for hedge accounting.

2.1.8 Net revenues

Revenues from France Telecom activities are recognized and presented as follows, in accordance with IAS 18 – Revenue:

Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When the equipment is sold by a third-party retailer (indirect distribution channel) who purchases it from the Group and receives a commission for signing up the customer, the related revenue is recognized when the equipment is sold to the end-customer in an amount reflecting the Group’s best estimate of the retail price.

Equipment rentals

In accordance with IFRIC 4 – Determining Whether an Arrangement Contains a Lease, equipment for which a right of use is granted in analyzed in accordance with IAS 17 – Leases.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit. Deferred tax is recognized on restatements of finance leases.

Service revenues

Telephone service and Internet access subscription fees are recognized in revenue on a straight-line basis over the service period.

Charges for incoming and outgoing telephone calls are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables (indefeasible rights of use – IRU) are recognized on a straight-line basis over the life of the contract.

Service Level Agreement penalties paid to customers are recorded as a deduction from revenues.

Revenue-sharing arrangements (premium rate numbers, audiotel, special numbers for Internet dial-up) are recognized gross, or net of content or service provider fees when the provider is responsible for the service rendered and for setting the price to be paid by subscribers.

Revenues from the supply of content are also recognized gross, or net of the amount due to the content provider, when the latter is responsible for the service content and for setting the price to subscribers.

Revenues from Internet advertising and from the sale of advertising space in online directories are recognized over the period during which the advertisement appears. Revenues from the sale of advertising space in printed directories are recognized when the directory is published.

Separable components of packaged and bundled offers

Sales of packaged mobile and Internet offers are considered as comprising identifiable and separate components to which general revenue recognition criteria can be applied separately. Numerous service offers on the Group’s main markets are made up of two components, a product (e.g. mobile handset) and a service. Once the separate components have been identified, the amount received or receivable from the customer is allocated based on each component’s fair value. The sum allocated to delivered items is limited to the amount that is not dependent on the delivery of other items. For example, the sum allocated to delivered equipment generally corresponds to the price paid by the end-customer for that equipment. The balance of the amount received or receivable is contingent upon the future delivery of the service.

Offers that cannot be analyzed between separately identifiable components, because the commercial effect cannot be understood without reference to the series of transactions as a whole, are treated as bundled offers. Revenues from bundled offers are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Complex contracts

France Telecom offers customized solutions in particular to its business customers. The related contracts are analyzed as multiple-elements transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts if certain conditions are fulfilled are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by France Telecom under these contracts are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract is spread over the fixed, non-cancelable period.

Loyalty programs

Loyalty programs consist of granting future benefits to customers (such as call credit and product discounts) in exchange for present and past use of the service (volume-based incentives).

Two types of loyalty program exist, with and without a contract renewal obligation. For both types of program, the Group defers part of the invoiced revenue over the vesting period of customer rights, at the fair value of these obligations.

Exchanges of goods or services

Revenues from barter transactions are recognized only when the actual value of the exchanged services can be determined, at the fair value of the goods or services provided or received, whichever is more readily determinable, irrespective of whether or not the bartered goods or services are similar. The fair value is determined by reference to non-barter sales, i.e. similar sale transactions of the Group with other third parties in identical conditions, the fair value of which can be measured reliably. If fair value cannot be estimated reliably, the transaction is valued either at the book value of the asset given in the exchange or at a nil value. Accordingly:

•	cooperative advertising agreements with certain suppliers are recognized in revenues when the Group receives a fee for an identifiable service and the fair value of that service can be measured reliably. In all other cases, revenues from cooperative advertising agreements are accounted for as a deduction from the expenses incurred with the supplier. As a general rule, no amounts are recognized in revenues for cooperative advertising agreements.

•	call terminations from mobile to mobile, which were not invoiced (income and expenses) between French mobile operators until December 31, 2004, have been treated as an exchange of goods and services, the fair value of which is not determinable for the year ended December 31, 2004, and no revenue has been recognized on these calls. Since 2005, these call terminations have been invoiced.

2.1.9 Subscriber acquisition costs, advertising and related costs

Subscriber acquisition and retention costs, other than loyalty program costs (see Note 2.1.8), are recognized as an expense for the period in which they are incurred.

Advertising, promotion, sponsoring, communication and brand marketing costs are also expensed as incurred.

2.1.10 Borrowing costs

The Group does not capitalize interest expense for the period of construction and acquisition of property, plant and equipment and intangible assets.

2.1.11 Share issuance costs

External costs directly related to share issues are deducted from the related premium, net of any tax saving. Other costs are expensed as incurred.

2.1.12 Goodwill

Goodwill represents the excess of the purchase cost of shares in consolidated companies, including transaction expenses, over the Group’s corresponding equity in the fair value of the underlying net assets at the date of acquisition. When full control is acquired, goodwill is deemed equal to fair value as established by reference to the market value of the underlying shares, or in the absence of an active market, by using generally accepted valuation methods such as those based on revenues or costs. Where full control is not acquired, the assets and liabilities acquired are not remeasured.

Impairment tests and Cash Generating Units

In accordance with IFRS 3 – Business Combinations, goodwill is not amortized but is tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. IAS 36 – Impairment of Assets requires these tests to be performed either at the level of each Cash Generating Unit (CGU) to which the goodwill has been allocated (a Cash Generating Unit is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets); or at the level of a group of CGUs within a business or geographical segment that represent the lowest level at which management monitors return on investment of these acquisitions.

France Telecom generally measures the recoverable amount of goodwill at the level of the group of activities within the business segment or the geographical segment.

Recoverable amount

To determine whether goodwill has been impaired, the carrying value of the assets and liabilities of the CGU (or group of CGUs) is compared to its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined on the basis of available market information taking into account specific circumstances.

Value in use is the present value of the future cash flows expected to be derived from the CGU or group of CGUs, including goodwill. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by France Telecom management, as follows:

•	cash flow projections are based on the five-year business plan;

•	cash flow projections beyond the five-year timeframe are extrapolated by applying a declining or flat growth rate over the next two years, followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

•	the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Goodwill impairment losses are recorded in the income statement as a deduction from operating income.

If the business is intended to be sold, the recoverable amount is determined based on the best estimate of the fair value less costs to sell.

2.1.13 Intangible assets

Intangible assets, consisting mainly of trademarks, subscriber bases, licenses, development costs and software, are stated at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective market values. When their market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally developed trademarks and subscriber bases are not recognized in intangible assets.

Trademarks

Trademarks have an indefinite useful life and are not amortized, but are tested for impairment (see Note 2.1.15). Finite-lived trademarks are amortized over their expected useful lives.

Subscriber bases

Subscriber bases are amortized over the expected life of the commercial relationship, estimated at between three and seven years.

Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The right to operate a third generation mobile network (UMTS) in France is recorded in an amount corresponding to the fixed portion of the royalties due when the license was granted. The variable user fee (corresponding to 1% of qualifying revenues generated by the third generation network) is expensed as incurred.

Research and development costs

Under IAS 38 – Intangible Assets, development costs must be recognized as an intangible asset when the following can be demonstrated:

•	the intention to complete the intangible asset and use or sell it and the availability of adequate technical, financial and other resources for this purpose;

•	how the intangible asset will generate probable future economic benefits for the Group;

•	the Group’s ability to measure reliably the expenditure attributable to the intangible asset during its development.

Research costs, and development costs not fulfilling the above criteria, are expensed as incurred. Development costs recognized as an intangible asset are amortized on a straight-line basis over their estimated useful life, generally not exceeding three years.

Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed twenty years.

Software

Software is amortized on a straight-line basis over the expected life, not to exceed five years.

Other development costs

Website development costs are capitalized when all of the following conditions are met:

•	it is probable that the website will be successfully developed, the Group has adequate technical, financial and other resources to complete the development and has the intention of and ability to complete the site and use or sell it;

•	the website will generate future economic benefits;

•	the Group has the ability to reliably measure the expenditure attributable to the website during its development.

Website development costs are expensed as incurred or recognized as an intangible asset depending on the phase:

•	initial design costs are expensed as incurred;

•	qualifying development and graphic design costs are recognized as an intangible asset;

•	expenditure incurred after the website has been completed is recorded as an expense, except where it enables the website to generate future additional economic benefits, and if it can be reliably estimated and attributed to the website.

2.1.14 Property, plant and equipment

Cost

The cost of tangible assets corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

The total cost of an asset is allocated among its different components and each component accounted for separately, when the components have different useful lives or when the pattern in which their future economic benefits are expected to be consumed by the entity varies. Depreciation is then revised accordingly.

Indefeasible Rights of Use (IRU)

Indefeasible Rights of Use (IRU) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when France Telecom has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life. They are depreciated over the shorter of the expected period of use and the life of the contract.

Government grants

France Telecom may receive non-repayable government grants in the form of direct or indirect funding of capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to France Telecom are recorded as assets and an obligation in the same amount is recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to France Telecom when:

•	the lease transfers ownership of the asset to the lessee by the end of the lease term;

•	the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

•	the lease term is for the major part of the estimated economic life of the leased asset;

•	at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Assets leased by France Telecom as lessor under leases that transfer the risks and rewards of ownership to the lessee are treated as having been sold.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

Depreciation

Items of property, plant and equipment are depreciated to write off their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years

Switching, transmission and other network equipment	5 to 10 years

Cables and civil works	15 to 30 years

Computer hardware	3 to 5 years

Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively (see Note 2.2).

2.1.15 Impairment of non-current assets other than goodwill

In the case of an other-than-temporary decline in the recoverable amount of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators) an impairment loss is recognized.

Each group of assets (Cash Generating Unit) is tested for impairment by comparing its recoverable amount to its net book value. When an asset or group of assets is found to be impaired, the recognized impairment loss is equal to the difference between its net book value and recoverable amount.

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

The recoverable amount of an asset is generally determined by reference to its value in use, corresponding to the future economic benefits expected to be derived from the use of the asset and its subsequent disposal. It is assessed by the discounted cash flows method, based on management’s best estimate of the set of economic conditions that will exist over the remaining useful life of the asset and the asset’s expected conditions of use.

2.1.16 Financial assets and liabilities

Financial assets include available-for-sale assets, held-to-maturity assets, assets held for trading, derivative instruments, cash collateral paid on derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, derivative instruments, cash collateral received on derivative instruments and accounts payable.

Financial assets and liabilities are measured and recognized in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Measurement and recognition of financial assets

Held-to-maturity assets

Held-to-maturity assets are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables, that the Group has the positive intention and ability to hold to maturity. They are recognized initially at fair value and are subsequently measured at amortized cost by the effective interest method.

At each balance sheet date, the Group assesses whether there is any objective evidence that held-to-maturity assets are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies and marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in equity.

Fair value corresponds to market price for listed securities and estimated fair value for unlisted securities, determined according to the most appropriate financial criteria in each case.

When there is objective evidence that available-for-sale assets are impaired, the cumulative impairment loss included in equity is taken to income.

Loans and receivables

Loans and receivables include loans to and receivables from non-consolidated companies, other loans and receivables and trade receivables. They are recognized initially at fair value and are subsequently measured at amortized cost by the effective interest method. Short-term receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial. Cash flows on loans and receivables at variable rates of interest are remeasured periodically, to take into account changes in market interest rates.

At each balance sheet date, the Group assesses whether there is any objective evidence that loans or receivables are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Assets at fair value through profit or loss

Assets at fair value through profit or loss are assets held for trading that the Group acquired principally for the purpose of selling them in the near term in order to realize a profit, that form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. This category also includes assets not fulfilling the above criteria that the Group has opted to measure using the fair value option.

Assets at fair value through profit or loss, consisting mainly of mutual fund units, are carried in the balance sheet under “Other financial and current assets”.

Cash and cash equivalents

Cash equivalents are held primarily to meet the Group’s short-term cash needs rather than for investment or other purposes. They consist of highly-liquid instruments that are readily convertible into known amounts of cash and are not exposed to any material risk of impairment.

Measurement and recognition of financial liabilities

Financial liabilities

With the exception of financial liabilities held for trading, bonds redeemable for STM shares, Amena’s credit lines, and derivative instruments which are measured at fair value through profit or loss, borrowings and other financial liabilities are initially recognized at fair value and subsequently measured at amortized cost by the effective interest method.

Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. This is because financial liabilities are initially recognized at cost, corresponding to the fair value of the sums paid or received in exchange for the liability. The costs are subsequently amortized over the life of the debt, by the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument or, when appropriate, through the period to the next interest adjustment date, to the net carrying amount of the financial liability. The calculation includes all fees and points paid or received between parties to the contract.

Certain borrowings are designated as being hedged by fair value hedges. A fair value hedge is a hedge of the exposure to changes in fair value of a recognized liability or an identified portion of the liability, that is attributable to a particular risk and could affect profit or loss.

Certain other financial liabilities are designated as being hedged by cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized liability or a highly probable forecast transaction (such as a purchase or sale) and could affect profit or loss.

Concerning the bonds redeemable for STM shares, it is not possible to measure the embedded derivative separately from the host contract either at acquisition or at a subsequent financial reporting date; consequently, the entire combined contract is treated as a financial liability at fair value through profit or loss.

Hybrid instruments

Certain financial instruments comprise both a liability component and an equity component. They include perpetual bonds redeemable for shares (TDIRAs), bonds convertible into or exchangeable for new or existing shares (OCEANEs) and bonds with an exchange option.

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

Financial liabilities held for trading

Financial liabilities held for trading are measured at fair value.

Measurement and recognition of derivative instruments

Derivative instruments are recognized in the balance sheet and measured at fair value. Except as explained below, gains and losses arising from remeasurement at fair value of derivative instruments are systematically recognized in the income statement.

Hedging instruments

Derivative instruments may be designated as fair value hedges or cash flow hedges:

•	A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an identified portion of the asset or liability, that is attributable to a particular risk – notably interest rate and currency risks – and could affect profit or loss.

•	A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

A hedging relationship qualifies for hedge accounting when:

•	at the inception of the hedge, there is formal designation and documentation of the hedging relationship;

•	at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125 per cent).

The effects of applying hedge accounting are as follows:

•	for fair value hedges of existing assets and liabilities, the hedged portion of the asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the loss or gain from remeasuring the hedging instrument at fair value;

•	for cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity – because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet – and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged item affects profit or loss.

2.1.17 Inventories

Inventories are stated at the lower of cost and net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

2.1.18 Deferred taxes

In accordance with IAS 12 – Income Taxes, deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

IAS 12 requires, in particular, the recognition of deferred tax liabilities on all intangible assets recognized in business combinations (trademarks, subscriber bases, etc.).

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:

•	the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•	it is probable that the temporary difference will not reverse in the foreseeable future.

In practice, this means that for fully and proportionally consolidated companies, a deferred tax liability is recognized for taxes payable on planned dividend distributions by these companies.

In accordance with IAS 12, deferred tax assets and liabilities are not discounted.

2.1.19 Commitments to purchase minority interests (put options)

In accordance with IAS 27 – Consolidated and Separate Financial Statements, minority interests are included in total equity.

Pursuant to IAS 27 and IAS 32 – Financial Instruments: Disclosure and Presentation, in their current form, commitments to purchase minority interests and put options granted to minority shareholders are recognized at fair value as a financial debt and as a reduction in minority interests. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Telecom SA. The fair value of commitments to purchase minority interests is revised at each year-end and the corresponding financial debt is adjusted with a contra-entry to financial income or expense.

2.1.20 Provisions

In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities, and as a result, has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded and the obligation is deemed to be a “contingent liability”.

Contingent liabilities – corresponding to probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control, or to present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability – are disclosed in the notes to the financial statements.

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan, prior to the balance sheet date.

Provisions for dismantling and restoring sites

The Group is required to dismantle equipment and restore sites. In accordance with paragraphs 36 and 37 of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, the provision was based on the best estimate of the amount required to settle the obligation. It is discounted by applying a discount rate that reflects the passage of time, based on a risk-free rate of return. The amount of the provision is revised yearly and adjusted where appropriate, with a contra-entry to the asset to which it relates.

2.1.21 Pensions and similar benefits

These benefits are offered under defined contribution and defined benefit plans. The Group’s obligation under defined contribution plans is limited to the payment of contributions, which are expensed as incurred.

Post-employment benefits

In accordance with IAS 19, obligations under defined benefit plans are measured by the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation which is then discounted.

The calculation is based on demographic assumptions concerning retirement age, rates of future salary increases, staff turnover rates, and financial assumptions concerning future interest rates (to determine the discount rate) and inflation. These assumptions are made at the level of each individual entity, based on its local macro-economic environment.

Civil servants’ pension plans in France

Civil servants employed by France Telecom are covered by the government-sponsored civil and military pension plan. France Telecom’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

Retirement bonuses and other similar benefits

Under the laws of some countries, employees are entitled to certain lump-sum payments or bonuses subsequent to retirement. The amount of these payments depends on their years of service and end-of-career salary.

Benefits other than pensions

France Telecom offers retired employees certain benefits such as free telephone lines and coverage of certain healthcare costs.

Other long-term benefits

Other long-term benefits consist mainly of long-service awards and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

Termination benefits

Early retirement plan in France

France Telecom has set up an early retirement plan for civil servants and employees under contract. Under the terms of the plan, which will expire on December 31, 2006, France Telecom employees aged 55 and over who have completed at least 25 years’ service, are eligible to take early retirement at 70% of their salary for the period up to the statutory retirement age of 60. Participants also receive a lump-sum payment which is equal to one year’s salary if they take early retirement at 55 and is reduced progressively as the age at which they elect to retire approaches the statutory retirement age.

Under IAS 19, the benefit is treated in the same way as lump-sum benefits payable on termination of service and a provision is recognized for the obligation, based on actuarial assumptions.

Other termination benefits

Any other termination benefits are also determined on an actuarial basis and covered by provisions.

For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

2.1.22 Share-based compensation

In accordance with IFRS 2 – Share-based Payment, the fair value of stock options, employee share issues and share grants without consideration (concerning the shares of France Telecom or its subsidiaries) is determined on the grant date.

Employee share offers

Following the sale by the State of a portion of France Telecom’s capital, shares were offered to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

The Group considers that the grant date of this employee share offer corresponds to the date on which the main terms of the offer were announced. This treatment complies with the recommended method set out in the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprise – PEE ).

Shares granted to employees were valued by the Group at fair value at the grant date. As no vesting period applies, the amount was recorded immediately in personnel costs, with an adjustment to equity.

Other share-based payments

The cost of the employee share offer corresponds to the fair value of the rights to shares at the grant date. The value of stock options is generally determined by reference to the exercise price, the life of the options, the current price of the underlying shares, the expected share price volatility, expected dividends and the risk-free interest rate over the life of the options. The amount so determined is recognized in personnel costs on a straight-line basis over the period between the grant date and the exercise date – corresponding to the vesting period – and in equity for equity-settled plans or in debt for cash-settled plans.

2.1.23 Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

2.2 Changes in estimates

Useful life

Property, plant and equipment are depreciated to write off their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed.

As described in Note 2.1.14, useful lives of assets are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively, in accordance with IAS 8, and the depreciation charge for the current year and future accounting periods is adjusted accordingly. The main impacts of this analysis carried out within Group companies in 2005 are described below.

Home Communications Services

France

The useful lives of assets belonging to entities in the Home segment were revised in light of France Telecom’s highly successful broadband network service offering, and the lack of any genuine alternative technologies that have emerged to support these services. This led to a reduction in the depreciation expense for 2005.

			Impact on depreciation
(in € millions)	Useful life in 2004	Useful life in 2005	December 31, 2005
Civil works	20 years	30 years	194
Cables and local loop equipment	15 years	20 years	82
Telegraph poles	15 years	28 years	13
Other	—	—	(7)

Total	—	—	282

The impact on subsequent accounting periods of extending the useful lives of these non-current assets will depend on new inflows of assets within the asset categories concerned. Accordingly, no specific forecasts can be made in respect of future trends.

Poland

As a result of work carried out in Poland, a greater number of components were identified for local loop assets and transmission/switching equipment. The impact of these newly identified components and the corresponding revised useful lives amounts to €51 million at December 31, 2005 and mainly concerns public infrastructure and cables. The impact on subsequent accounting periods of extending the useful lives of these non-current assets will depend on new inflows of assets within the asset categories concerned. Accordingly, no specific forecasts can be made in respect of future trends.

Personal Communications Services

The analysis carried out in this segment concerns mainly public infrastructure and pylons belonging to entities which previously formed part of Orange, leading to a decrease of €55 million in the depreciation expense for 2005.

The impact on subsequent accounting periods of extending the useful lives of these non-current assets will depend on new inflows of assets within the asset categories concerned. Accordingly, no specific forecasts can be made in respect of future trends.

NOTE 3 – RESTATED SEGMENT INFORMATION

Following the changes in the Group’s management structure, effective as from January 1, 2005, the Group now has four reportable business segments. To facilitate period-on-period comparisons, in the segment analyses presented below the 2004 information has been adjusted to reflect the new organization applicable in 2005.

The Group’s four reportable business segments are now:

•	Personal Communication Services, covering the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and in the rest of the world. This segment includes the entire Orange and Amena subsidiaries, as well as the mobile telephony business of TP Group (with its subsidiary PTK Centertel) and that of other international companies in the Group.

•	Home Communication Services, covering the fixed telecommunications services activities (fixed telephony, Internet services, and services to operators) and revenues from distribution and from the support functions provided to other segments of France Telecom Group. This item corresponds to the activities previously included in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment (other than services to businesses in France) and in the Wanadoo subsidiary, as well as the fixed telephony and the Internet activities of TP Group and other international companies of the Group.

•	Enterprise Communication Services, covering corporate communications services in France and worldwide services to enterprises. This segment covers the services to enterprises in France previously included in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, as well as the global services (activities of the subsidiary Equant).

•	Directories, corresponding to the activities of the PagesJaunes group.

Each of the above reportable segments has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s gross operating margin.

Segment results correspond to operating income, excluding gains and losses on disposals of assets and the share of the profits or losses of associates not directly related to the segment concerned.

The Group has six geographic segments, including the four main geographic markets (France, the United Kingdom, Poland and Spain), Other European countries and the Rest of the world.

3.1 Analysis by business segment

3.1.1 Main operating indicators per segment for the year ended December 31, 2005

Income statement for the year ended December 31, 2005:

(in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations and unallocated items	Group total
Net revenues	23,535	22,534	7,785	1,061	(5,877)	49,038
- External	22,576	17,986	7,428	1,048	—	49,038
- Inter-segment	959	4,548	357	13	(5,877)	—

Gross operating margin	8,471	7,538	1,949	463	(5)	18,416
Employee profit-sharing	(75)	(253)	(21)	(33)	—	(382)
Share-based compensation	(45)	(92)	(21)	(20)	—	(178)
Depreciation and amortization	(3,436)	(3,116)	(477)	(10)	5	(7,034)
Impairment of goodwill	—	(11)	—	—	—	(11)
Impairment of non-current assets	(363)	(14)	(191)	—	—	(568)
Gains (losses) on disposal of assets	—	—	—	—	1,475	1,475
Restructuring costs	(1)	(380)	(73)	—	—	(454)
Share of profits (losses) of associates	(15)	35	—	—	—	20
Operating income						11,284
- Allocated by segment	4,536	3,707	1,166	400		9,809
- Not allocable					1,475	1,475
Interest expense	—	—	—	—	(3,045)	(3,045)
Foreign exchange gains (losses)	—	—	—	—	(147)	(147)
Discounting expense	—	—	—	—	(164)	(164)
Income tax	—	—	—	—	(1,568)	(1,568)
Net income before minority interests						6,360

Non-cash income and expense items included in operating income allocated by business segment	(3,647)	(2,136)	(645)	(25)		(6,453)

Investments in property, plant and equipment and intangible assets
- UMTS and GSM licenses	97	—	—	—	—	97
- excluding UMTS and GSM licenses	3,130	2,537	370	12	(4)	6,045
- financed through finance leases	2	—	1	—	—	3
Total investments	3,229	2,537	371	12	(4)	6,145

Balance sheet at December 31, 2005:

(in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations and unallocated items	Group total
Goodwill, net	27,276	5,958	255	237	—	33,726
Other intangible assets, net	17,023	1,614	218	10	—	18,865
Property, plant and equipment, net	12,055	15,775	722	18	—	28,570
Interests in associates	306	15	—	—	—	321
Non-segment non-current assets	—	—	—	—	12,789	12,789
Non-current assets						94,271

Inventories, net	538	267	44	5	—	854
Trade receivables, net (1)	3,627	4,603	984	473	(2,566)	7,121
Other current assets	779	961	226	40	(89)	1,917
Prepaid expenses	250	293	53	56	(80)	572
Non-segment current assets	—	—	—	—	4,615	4,615
Current assets						15,079

Total assets						109,350
- o/w segment assets	61,854	29,486	2,502	839	(2,735)	91,946
- o/w non-segment assets	—	—	—	—	17,404	17,404

Equity						28,438

Non-current employee benefits	35	531	88	25	—	679
Other non-current provisions	352	2,175	110	8	—	2,645
Other non-current liabilities	306	918	7	2	(2)	1,231
Non-segment non-current liabilities	—	—	—	—	46,356	46,356
Non-current liabilities						50,911

Current provisions	251	1,530	65	1	—	1,847
Current employee benefits	329	1,079	267	88	—	1,763
Trade payables	6,376	4,672	925	124	(2,579)	9,518
Other current liabilities	795	1,183	190	101	(77)	2,192
Deferred income	1,537	1,472	233	592	(79)	3,755
Non-segment current liabilities	—	—	—	—	10,926	10,926

Current liabilities						30,001

Total equity and liabilities						109,350
- o/w segment liabilities	9,981	13,560	1,884	941	(2,737)	23,630
- o/w non-segment liabilities	—	—	—	—	85,720	85,720

(1)	Some trade receivables generated by the Enterprise segment are included in the Home segment, which is responsible for their collection. Their reallocation would amount to approximately €350 million.

3.1.2 Main operating indicators per segment for the year ended December 31, 2004:

Income statement for the year ended December 31, 2004:

(in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations and unallocated items	Group total
Net revenues	20,564	22,440	8,235	978	(6,059)	46,158
- External	19,521	17,814	7,858	965	—	46,158
- Inter-segment	1,043	4,626	377	13	(6,059)	—

Gross operating margin	8,076	7,401	2,039	407	—	17,923
Employee profit-sharing	(72)	(156)	(22)	(30)	—	(280)
Share-based compensation	(124)	(212)	(38)	(25)	—	(399)
Depreciation and amortization	(3,388)	(3,935)	(657)	(10)	—	(7,990)
Impairment of goodwill	—	—	(534)	—	—	(534)
Impairment of non-current assets	(5)	10	(184)	—	—	(179)
Gains (losses) on disposal of assets	—	—	—	—	922	922
Restructuring costs	(15)	(134)	(32)	—	—	(181)
Share of profits (losses) of associates	—	17	12	1	—	30
Operating income						9,312
- Allocated by segment	4,472	2,991	584	343	—	8,390
- Not allocable	—	—	—	—	922	922
Interest expense	—	—	—	—	(3,621)	(3,621)
Foreign exchange gains (losses)	—	—	—	—	144	144
Discounting expense	—	—	—	—	(148)	(148)
Income tax	—	—	—	—	(2,477)	(2,477)
Net income before minority interests						3,210
Non-cash income and expense items included in operating income allocated by business segment	(3,328)	(2,917)	(1,306)	(27)	—	(7,578)

Investments in property, plant and equipment and intangible assets
- UMTS and GSM licenses	7	—	—	—	—	7
- excluding UMTS and GSM licenses	2,695	2,051	388	8	(8)	5,134
- financed through finance leases	24	—	—	—	—	24
Total investments	2,726	2,051	388	8	(8)	5,165

Balance sheet at December 31, 2004:

At December 31, 2004 (in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations and unallocated items	Group total
Goodwill, net	21,587	5,740	32	230	—	27,589
Other intangible assets, net	13,831	1,337	457	7	—	15,632
Property, plant and equipment, net	9,495	16,181	809	17	—	26,502
Interests in associates	—	262	93	15	—	370
Non-segment non-current assets	—	—	—	—	14,369	14,369
Non-current assets						84,462

Inventories, net	386	227	19	12	—	644
Trade receivables, net (1)	2,835	4,729	1,075	431	(2,481)	6,589
Other current assets	1,012	1,488	251	44	(10)	2,785
Prepaid expenses	215	383	67	40	(45)	660
Non-segment current assets	—	—	—	—	3,553	3,553
Current assets						14,231

Total assets						98,693
- o/w segment assets	49,361	30,347	2,803	796	(2,536)	80,771
- o/w non-segment assets	—	—	—	—	17,922	17,922

Equity						17,683

Non-current employee benefits	13	519	74	22	—	628
Other non-current provisions	215	2,869	157	8	—	3,249
Other non-current liabilities	250	1,089	—	—	—	1,339
Non-segment non-current liabilities	—	—	—	—	44,771	44,771
Non-current liabilities						49,987

Current provisions	164	1,749	30	—	—	1,943
Current employee benefits	600	1,034	266	82	—	1,982
Trade payables	4,550	4,536	993	107	(2,429)	7,757
Other current liabilities	999	1,473	212	91	(87)	2,688
Deferred income	1,249	1,487	319	535	(20)	3,570
Non-segment current liabilities	—	—	—	—	13,083	13,083
Current liabilities						31,023

Total equity and liabilities						98,693
- o/w segment liabilities	8,040	14,756	2,051	845	(2,536)	23,156
- o/w non-segment liabilities	—	—	—	—	75,537	75,537

(1)	Some trade receivables generated by the Enterprise segment are included in the Home segment, which is responsible for their collection. Their reallocation would amount to approximately €600 million.

3.2 Analysis by geographic segment

3.2.1 Revenue contribution

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
France	28,455	27,365
United Kingdom	6,209	6,097
Poland	4,543	4,082
Spain (1)	1,228	607
Other European countries	4,553	4,314
Rest of the world (2)	4,050	3,693
Group total	49,038	46,158

(1)	The change from 2004 to 2005 is mainly due to the acquisition of Amena (see Note 4).

(2)	Includes all Equant group companies.

3.2.2 Investments in property, plant and equipment and intangible assets (including finance leases)

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
France	2,972	2,673
United Kingdom	622	589
Poland	758	699
Spain (1)	281	110
Other European countries	799	625
Rest of the world (2)	713	469
Group total	6,145	5,165

(3)	The change from 2004 to 2005 is mainly due to the acquisition of Amena (see Note 4).

(4)	Includes all Equant group companies.

3.2.2 Property, plant and equipment and intangible assets, net (excluding goodwill)

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
France	15,503	15,892
United Kingdom	13,215	13,524
Poland	7,157	7,112
Spain (1)	5,510	352
Other European countries	3,484	3,393
Rest of the world (2)	2,566	1,861
Group total	47,435	42,134

(5)	The change from 2004 to 2005 is mainly due to the acquisition of Amena (see Note 4).

(6)	Includes all Equant group companies.

NOTE 4 – MAIN ACQUISITIONS AND DISPOSALS, AND OTHER CHANGES IN THE SCOPE OF CONSOLIDATION

YEAR ENDED DECEMBER 31, 2005

Main acquisitions

•	Increased stake in Orange Slovensko

On November 9, 2005, France Telecom acquired 36.1% of Orange Slovensko (representing 12,197,012 shares) from a group of minority stakeholders for a total cash consideration of USD 628 million (€502 million). This transaction raised the Group’s total stake in the company from 63.9% to 100.0%. Goodwill relating to this transaction amounted to €375 million. The conditional commitment to purchase the shares was recognized under financial debt in the balance sheet at December 31, 2004 in an amount of €500 million (see Note 19). On November 9, 2005, this liability was reversed to reflect the cash paid out.

•	Acquisition of Amena shares

Details of the transaction

According to the terms of an agreement signed July 29, 2005 with the shareholders of Auna, France Telecom acquired 28,971,688 Auna shares and 260,554 Multimedia Cable shares on November 8, 2005 for a total cash consideration of €6.4 billion. As a result of the acquisition, France Telecom now holds 79.4% of Auna shares. Auna has a 97.9% stake in Retevision Movil SA, the mobile operator trading under the name of “Amena”, and referred to as Amena in the document. Goodwill relating to this transaction amounted to €4,454 million.

Auna and Retevision Movil SA are fully consolidated from the acquisition date. Their measurement and presentation principles applied in accounting for these companies have been harmonized with those of France Telecom.

Cost and purchase price allocation

The Group has identified the assets and liabilities acquired in order to determine how Auna’s purchase price should be allocated. The main items are as follows:

(in millions of euros)
Cash paid out for the acquisition	6,342

Direct costs attributable to the acquisition	87

Purchase price consideration (1)	6,429

Liabilities assumed (price guarantee given, see below)	258

Total acquisition cost	6,687

- Allocation
Assets acquired, net (2)	(638)
Trademark	(360)
Licenses	(568)
Existing subscriber base	(2,230)
Deferred tax liabilities	1,105
Attributable to minority interests on remeasurement	458

Goodwill	4,454

(1)	Of which €60 million in charges were outstanding at December 31, 2005.

(2)	Of which 79.4% was allocated to Auna, and 77.7% to Amena.

The trademark was measured according to the royalty savings methodology, which takes the present value of fees that would have been paid to a third party for use of the trademark had the Group not owned it.

The licenses were measured globally according to the Greenfield method, using the present value of future cash flows for a new entrant onto a new market.

The existing subscriber base was measured by taking the future cash flow generated by existing customers at the acquisition date.

The preliminary allocation of the acquisition price was determined according to Amena’s situation on November 8, 2005. Any changes in value, including price adjustments, will be taken into account over the allocation period (12 months from the transaction date).

Breakdown of net assets acquired:

(in millions of euros)	Historical cost at November 8, 2005	Fair value at November 8, 2005
Intangible assets, net	411	3,569
Property, plant and equipment, net	1,870	1,870
Deferred tax assets, net	1,868	1,868
Other non-current assets	13	13

Total non-current assets	4,162	7,320

Inventories, net	47	47
Trade receivables	390	390
Cash and cash equivalents	331	331
Other current assets	96	96

Total current assets	864	864

Other non-current financial debt and derivatives	(2,632)	(2,632)
Deferred tax liabilities	—	(1,105)
Other non-current liabilities	(200)	(200)

Total non-current liabilities	(2,832)	(3,937)

Other current financial debt and derivatives	(267)	(267)
Provisions	(34)	(34)
Trade payables	(939)	(939)
Other current liabilities	(133)	(133)

Total current liabilities	(1,373)	(1,373)

Net assets fully acquired	821	2,874
Assets and liabilities attributable to minority interests	(183)	(641)
Net assets acquired attributable to equity holders of France Telecom SA	638	2,233

Price guarantee

At the time of the acquisition by France Telecom, on November 8, 2005, of almost 80% of the share capital of Auna Operadores de Telecomunicaciones SA, which owns 97.9% of Retevision Movil SA (Amena), those shareholders holding the residual interest in Auna undertook not to sell their shares for a period of three years except in the event of a transfer to a Spanish entity that is not a competitor of France Telecom.

At the end of three year period, and for an initial period of one month, the minority shareholders may approach France Telecom in order to determine whether it would be interested in buying their shares, in which case discussions could begin.

After this one-month period, and for a period of six months, certain minority shareholders may decide to sell all of their shares provided that they received from a third party a “Bona Fide Offer”, defined as an offer at least equal to a floor valuation of the shares as established by two investment banks. After receiving the “Bona Fide Offer”, the minority shareholders are required to notify France Telecom, which may decide to acquire the shares or not.

In the event that France Telecom chooses not to exercise its preemption right, it has undertaken to indemnify the minority shareholders for the difference, if negative between the price of the “Bona Fide Offer” and 90% of the price of each Auna share acquired by France Telecom, plus capitalized annual interest of 4.5% (the “Guaranteed Price”). This price guarantee given to minority shareholders has been accounted for as a “synthetic” derivative and measured at fair value at the acquisition date in an amount of €258 million.

After the six-month period during which the minority shareholders are entitled to sell their shares, said shareholders may ask for their shares to be listed. The value of the shares must then be established by two investment banks. At any moment up to the date a prospectus is filed with the relevant stock exchange authorities, France Telecom can exercise its preemption right on the shares held by the minority shareholders, at a price at least equal to the Guaranteed Price per share.

As from three years and seven months after November 8, 2005 and the fifth anniversary of the acquisition date, France Telecom holds a call option on the shares held by the minority shareholders, that may be exercised at a price equal to the higher of (i) the fair value of the shares; and (ii) the Guaranteed Price.

Other information

Revenue and net income for the financial year 2005, including Amena for the full year, would have been €51,715 million and €6,369 million, respectively.

Amena’s net income is included within that of France Telecom as from the acquisition date, and amounts to €(243) million, of which €(224) million corresponds to the impairment loss taken on the Amena trademark, net of the deferred tax effect (see Note 7).

In 2006, France Telecom plans to merge Auna, Retevision Movil SA and France Telecom España, which operates the Group’s fixed telephony and internet business in Spain under the Wanadoo banner.

•	Increased stake in Orange Dominicana

On September 8, 2005, France Telecom acquired 14.0% of Orange Dominicana (representing 2,454,019 shares) from a minority shareholder for a cash consideration of USD 37.7 million (€30.3 million), raising the Group’s total stake in the company from 86.0% to 100.0%. Goodwill relating to this transaction amounted to €24 million. The conditional commitment to purchase the shares was recognized under financial debt in the balance sheet at December 31, 2004 in an amount of €19 million (see Notes 19 and 32). On September 8, 2005, this liability was reversed to reflect the cash paid out.

•	Increased stake in Wirtualna Polska

On September 8, 2005, TP Group acquired 19.5% of Wirtualna Polska, representing 873,485 shares (see Note 33), for a cash consideration of PLN 221 million (€54.7 million), raising its interest in the company from 80.5% to 100%. At December 31, 2005, goodwill relating to this transaction amounted to €22 million (see Note 7).

•	Increased stake in Orange Romania

On April 13, 2005, France Telecom acquired 23.5% of Orange Romania (representing 220,390,775 shares) from a group of minority shareholders for a cash consideration of USD 527.5 million (€404.2 million), raising the Group’s total stake in the company from 73.3% to 96.8%. Goodwill relating to this transaction amounted to €272 million.

•	Acquisition of all of Equant’s assets and liabilities

On February 10, 2005, France Telecom announced that it had signed a definitive agreement with Equant NV for the acquisition by France Telecom of all the assets and liabilities of Equant that it did not already own. Equant is France Telecom’s 54.1%-owned subsidiary specialized in global communications services for businesses. The agreement’s final terms were approved by France Telecom’s Board of Directors on February 9, 2005, during which an independent expert attested to the fairness, from a financial point of view, of the terms of the offer for Equant NV’s minority shareholders. At this meeting, the legal counsel, comprising one Dutch and one French legal expert, presented its preliminary report. This report confirmed, after completion of the requisite due diligence, that the transaction was in compliance with corporate governance rules, applicable regulations (particularly stock market regulations) and the corporate interests of France Telecom and Equant NV.

Equant NV’s shareholders approved the transaction during their extraordinary general meeting of May 24, 2005. The assets were transferred on May 25, 2005 for a total amount of €578 million, and Equant NV was wound up on December 31, 2005. The proceeds of the sale were paid to Equant NV shareholders on May 25, 2005 on the basis of €4.30 per Equant share.

An amount of €12 million in acquisition-related costs was capitalized. Goodwill relating to the assets acquired amounted to €214 million.

Other changes in the scope of consolidation

•	Exchange of Sonaecom shares

On November 15, 2005, France Telecom exchanged its minority interest in Portugal-based Optimus, Novis and Clix against shares in their parent company Sonaecom. The exchange was realized through a share issue reserved for France Telecom. Following this operation, France Telecom held 23.7% of Sonaecom’s capital (70,276,868 shares), representing €250 million based on the share price at the transaction date (see Note 15). At December 31, 2005, the net gain on disposal before tax was €113 million (see Notes 8 and 31). France Telecom’s interest in Sonaecom is consolidated by the equity method.

This operation led to the cancellation of the conditional commitments concerning Clix signed by France Telecom and Sonae, a shareholder in Sonaecom. New agreements between France Telecom and Sonae have been signed (see Note 32).

•	Sonatel

Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel was fully consolidated with effect from July 1, 2005. France Telecom’s interest in Sonatel was previously consolidated according to the proportional method. The remeasurement of the assets and liabilities of Sonatel and its subsidiaries led to the recognition of €288 million in existing subscriber bases in France Telecom’s consolidated financial statements, and the corresponding deferred tax liability of €79 million, which had a net impact on equity of €209 million (see Note 13). After taking account of minority interests, full consolidation of Sonatel has a positive impact on equity of €469 million, including €83 million on equity attributable to equity holders of the Group.

•	Tele Invest II

On January 17, 2005, France Telecom acquired 3.57% of the shares of TP SA, which were previously held by Tele Invest II. The price paid by France Telecom to Tele Invest II was €351 million, enabling Tele Invest to fully pay down its €349 million debt (see Note 22). Tele Invest II shares were deconsolidated following this operation.

Main disposals

•	Internal transfer of PTK-Centertel shares to TP SA

On November 4, 2005, TP SA acquired 34% of PTK-Centertel from FT Mobiles International, a wholly-owned subsidiary of France Telecom, for a cash consideration of PLN 4.88 billion. As a result of this transaction, TP SA owns 100% of its mobile subsidiary PTK-Centertel and France Telecom’s shareholding in PTK-Centertel decreased from 65.3% as of December 31, 2004 to 47.5% as of December 31, 2005. This transaction is a transfer of consolidated shares within the France Telecom Group. As IAS/IFRS do not specifically address such transaction, the Group develop an applied an accounting policy as described in note 2.1.2. The shares of PTK-Centertel acquired by TP SA were maintained at historical cost and the gain on the transfer was fully eliminated in the accounts of TP SA. As the minority interest were adjusted to reflect the change in their share in the equity of TP SA and PTK-Centertel with a corresponding opposite effect on the Group retained earnings, the profit and loss and the shareholders’ equity remain unchanged.

•	Delivery of STMicroelectronics shares

Following its August 6, 2002 issue of bonds exchangeable for STMicroelectronics NV shares, France Telecom redeemed all of the remaining bonds in circulation on the maturity date (August 6, 2005) by delivering on August 11, 2005, STMicroelectronics shares on the basis of 1.25 STMicroelectronics share per bond, in accordance with the conditions attached to the bonds. At December 31, 2005, the net gain on disposal before tax was €162 million (see Notes 8, 15, 21, 31 and 32). France Telecom no longer holds any STMicroelectronics shares.

•	Sale of Mobilcom shares

On May 2, 2005, France Telecom announced the sale of its 27.3% interest in Mobilcom AG to Texas Pacific Group (TPG), a US investment fund, for a total consideration of €265 million. France Telecom continues to own 1% of MobilCom. At December 31, 2005, the net gain on disposal before tax was €265 million (see Notes 8, 15, 16 and 33).

•	Sale of cable activities

Further to their announcement of December 22, 2004, France Telecom, the Canal+ group and TDF sold their cable network activities to the Ypso consortium, controlled by the fund manager Cinven and 10%-owned by cable operator Altice, on March 31, 2005. At December 31, 2005, the net gain from this sale before tax amounted to €18 million (see Notes 4 and 32).

Within the scope of this transaction, France Telecom sold to the Ypso group its France Telecom Câble subsidiary, as well as the cable networks that it owned and that were operated by France Telecom Câble or NC Numéricâble, a subsidiary of the Canal+ group. The total consideration for the sale amounted to €348 million. France Telecom and the Canal+ group each hold 20% of Ypso, representing an immaterial amount. France Telecom’s interest in Ypso is subject to put and call options (see Note 32). The operation is shown on the consolidated statement of cash flows net of a shareholder’s loan amounting to €37 million granted by France Telecom to Ypso Holding. This shareholder’s loan was paid down in full in December 2005 when Ypso arranged refinancing, enabling France Telecom to cash in €76 million. In January 2006, France Telecom sold its interest in Ypso and consequently, all options were cancelled (see Note 35).

Under the terms of this transaction, France Telecom agreed not to distribute audiovisual programs via cable networks in France (excluding ADSL in particular) for a period of two years.

•	Sale of 8% of the capital of PagesJaunes

On February 10, 2005, France Telecom sold 22,303,169 shares, or 8% of the share capital, of PagesJaunes to institutional investors through an accelerated placement for a price of €440.5 million, as a result of which its interest in PagesJaunes group was reduced to 54%. At December 31, 2005, the net gain on disposal before tax was €386 million (see Note 8).

•	Sale of Tower Participations

On January 27, 2005, pursuant to an agreement entered into on November 8, 2004, France Telecom sold its interest in Tower Participations SAS for an amount of €400 million. At December 31, 2005, the net gain on disposal before tax was €377 million (see Notes 8, 15 and 32).

•	Sale of Intelsat

On January 28, 2005, Intelsat announced the finalization of its merger with Zeus Holding. Pursuant to this transaction, France Telecom sold the entirety of its stake in Intelsat (5.4%) for a consideration of USD 164 million. The net gain on disposal before tax was €51 million (see Notes 8 and 16).

YEAR ENDED DECEMBER 31, 2004

Main acquisitions

•	Acquisition of Orange SA shares through public offers

Following the decision of the Paris Court of Appeal to reject the claims of certain minority shareholders, France Telecom proceeded with the compulsory purchase of the outstanding shares in Orange on April 23, 2004, raising its interest in Orange to 100%.

At December 31, 2004, the goodwill corresponding to the additional 1.0% of Orange SA shares acquired by France Telecom amounted to €249 million.

•	Acquisition of Wanadoo SA shares through public offers

Further to a simplified mixed public tender and exchange offer (offre publique mixte simplifiée d’achat et d’échange) for Wanadoo shares launched on February 25, 2004, France Telecom acquired 370,267,396 additional Wanadoo shares on May 3, 2004, raising its ownership in Wanadoo to 1,426,228,769 shares, representing 95.9% of the outstanding shares of Wanadoo. As consideration for the shares acquired, France Telecom issued 64,796,795 new France Telecom shares – representing a total acquisition cost of €1,344 million based on France Telecom’s closing share price of €20.75 on April 28, 2004, the date on which the French Financial Markets Council (Conseil des marchés financiers – CMF) published the results of the offer – and paid €1,805 million in cash.

On June 29, 2004, France Telecom filed a public tender offer (offre publique de retrait) followed by a compulsory purchase procedure (retrait obligatoire) relating to outstanding shares in Wanadoo, at a price of €8.86 per share. The tender offer subsequently ran from July 12, 2004 to July 23, 2004, and the compulsory purchase procedure took place on July 26, 2004. By acquiring a total of 62,429,567 shares for the sum of around €553 million, France Telecom gained 100% ownership of Wanadoo.

The expenses incurred in respect of these acquisitions were capitalized as part of the acquisition cost of securities in the amount of €15 million before tax.

At December 31, 2004, goodwill corresponding to the additional 29.1% of Wanadoo SA shares acquired by France Telecom (net of the dilutive impact) amounted to €1,276 million.

Other changes in the scope of consolidation

•	Tele Invest

On October 12, 2004, France Telecom acquired a 10% stake less one share of TP SA, previously owned by Tele Invest. The price paid by France Telecom to Tele Invest was €1,902 million, enabling Tele Invest to fully pay down its debt of the same amount. Tele Invest shares were deconsolidated following this operation.

Main disposals

•	STMicroelectronics

On March 9, 2004, France Telecom redeemed all of the bonds exchangeable for STMicroelectronic NV (“STM”) shares which were due to mature on December 17, 2004. Subsequently, the Group indirectly carried out a block sale of the 30 million shares initially underlying these bonds on December 3, 2004. As a result, France Telecom indirectly sold all remaining interests in STM available at that date, i.e. 3.3% of STM’s capital. The net impact on cash of this transaction for France Telecom amounted to €472 million, and the net gain on disposal before tax was €249 million (see Note 8).

At December 31, 2004 France Telecom indirectly held (via FT1CI) 26.42 million STM shares underlying bonds redeemable for STM shares maturing on August 6, 2005.

•	Radianz

In accordance with the agreement signed on October 21, 2004, Equant sold its 49% interest in Radianz to Reuters – its partner in the joint venture – for USD 110 million in cash. Under the terms of the contract, Equant is released from all future funding commitments with respect to Radianz, and all the partnership agreements were terminated.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to €89 million and the net gain on disposal before tax was €73 million (see Note 8).

•	Orange Denmark

In accordance with an agreement entered into on July 7, 2004, Orange sold all of its activities operated under the Orange A/S banner in Denmark to TeliaSonera on October 11, 2004. The cash proceeds generated by France Telecom on this transaction amounted to €610 million, and the corresponding gain on disposal before tax was €38 million (see Note 8). Asset and liability warranties granted by France Telecom as part of this disposal agreement are capped at €90 million.

•	Bitco (Thailand)

On March 2, 2004, Orange reached an agreement with its partners in Bitco – True Corporation Public Company Limited (formerly Telecom Asia) and CP Group – on the partial sale of its interest in Bitco. The transaction, which was completed by the parties on September 29, 2004 at a price of 1 Thai baht per Bitco share, concerned 39% of Bitco’s share capital. Following the transaction, Orange’s interest in Bitco was reduced from 49% to 10% (see Note 16).

Under the above-mentioned agreement, Orange was fully released from all obligations and commitments in respect of the bridge loan taken out in 2002 by TA Orange Company Limited, Bitco’s 99.9%-owned subsidiary.

•	PagesJaunes

In accordance with the provisions set out in the public exchange offer for Wanadoo shares and the information memorandum approved by the French stock exchange regulatory authority (Autorité des marché financiers—AMF) on June 21, 2004 under no. 04-614, in July 2004, when PagesJaunes shares were first traded on the Premier marché of Euronext Paris, Wanadoo placed 101,200,000 existing shares, representing 36.9% of the capital of PagesJaunes, with public investors. The placing price was set at €14.40 per share for institutional investors and €14.10 per share for private investors. In addition, 4,739,610 new PagesJaunes shares resulting from the capital increase reserved for employees were issued at the same time as the placement. Subsequent to these operations, France Telecom held 62% of PagesJaunes SA’s capital at December 31, 2004.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to €1,443 million and the net gain on disposal before tax amounted to €199 million (see Note 8).

•	Noos

On June 15, 2004, France Telecom sold its non-consolidated 27% interest in Suez-Lyonnaise Telecom (Noos) to Suez at a price of €1. The value of this investment had been written down to zero in France Telecom’s financial statements at January 1, 2004. France Telecom offered no contractual guarantees as part of the disposal agreement.

NOTE 5 – NET REVENUES

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
Personal Communications Services (a)	23,535	20,564
France	9,773	8,365
United Kingdom	5,832	5,833
Poland	1,598	1,247
Spain	536	—
Other	5,991	5,290
Intra-segment eliminations	(195)	(171)

Home Communications Services (b)	22,534	22,440
France	17,718	18,002
Poland	3,141	3,011
Other	1,837	1,584
Intra-segment eliminations	(162)	(157)

Enterprise Communications Services (c)	7,785	8,235
Business Fixed line telephony in France	2,695	2,965
Business Networks in France	2,680	2,757
Other business services in France	565	600
Global services	2,317	2,346
Intra-segment eliminations	(472)	(432)

Directories (d)	1,061	978

Inter-segment eliminations (e)	(5,877)	(6,059)

Total (a) + (b) + (c) + (d) + (e)	49,038	46,158

France Telecom generates substantially all of its revenues from services.

NOTE 6 – OPERATING INCOME AND EXPENSE

6.1 Personnel costs

Personnel costs break down as follows:

		Year ended
(in millions of euros)		December 31, 2005	December 31, 2004
Average number of employees(1) (full time equivalents)		196,452	203,780

Wages and charges (a)		(8,762)	(8,850)
o/w:	- Wages and salaries	(6,580)	(6,679)
	- Social security charges	(2,201)	(2,388)
	- Capitalized personnel costs(2)	543	505
	- Other personnel costs(3)	(524)	(288)
Employee profit sharing (b)		(382)	(280)
Share-based compensation (c)		(178)	(399)
o/w:	- Employee share offer	(120)	(263)
	- Stock options	(58)	(136)

Total personnel costs (a) + (b) + (c)		(9,322)	(9,529)

(1)	Of whom approximately 39.7% are French civil servants at December 31, 2005.

(2)	Capitalized personnel costs correspond to personnel costs included in the cost of assets produced by the Group.

(3)	Of which other short-term employee benefits (€318 million) and payroll taxes (€154 million).

6.2 External purchases

External purchases can be analyzed as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Commercial expenses (1)	(6,511)	(5,724)
Other external purchases (2)	(13,638)	(12,146)

Total external purchases	(20,149)	(17,870)

(1)	Commercial expenses include purchases of handsets and other products sold, retail fees and commissions, and advertising, promotional and sponsoring expenses for an amount of €(1,196) million at December 31, 2005, and €(1,075) million at December 31, 2004, in addition to rebranding costs.

(2)	Other external purchases include purchases from and payments to operators, overheads, real estate fees, outsourcing fees relating to technical operation and maintenance, IT costs, purchases of equipment, and call center outsourcing fees, net of capitalized goods and services costs.

6.3 Other operating income

Other operating income breaks down as follows:

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
Total other operating income (1)	411	561

(1)	Other operating income includes late-payment interest on trade receivables, proceeds from trade receivables written off, income from universal service , income relating to damage to lines, and penalties and reimbursements received.

6.4 Other operating expense

Other operating expense breaks down as follows:

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
Taxes other than income tax (1)	(1,332)	(1,242)
Impairment losses on trade receivables	(334)	(339)
Other expenses and changes in provisions (2)	(456)	(495)

Total other operating expense	(2,122)	(2,076)

(1)	Including business tax in an amount of €(1,034) million, compared to €(1,013) million at December 31, 2004.

(2)	Other expenses and changes in provisions mainly comprise costs, additions to and reversals from utilized and surplus provisions associated with penalties, litigation, royalties and patents. In 2004, this included in particular the reversal of the €121 million Mobilcom provision, and in 2005, the expense relating to the €(256) million fine imposed by the French Competition Council (Conseil de la concurrence) and the reversal of the €199 million FTM Liban provision (see Note 33).

NOTE 7 – IMPAIRMENT

The Group carries out impairment test annually, or when indicators show that assets may be impaired. This note sets out the main elements of the impairment tests carried out in 2004 and 2005.

7.1 Goodwill

Goodwill impairment breaks down as follows:

•	at December 31, 2005: €(11) million relating to Wirtualna Polska (see Note 4);

•	at December 31, 2004: €(534) million relating to Equant (see Note 12).

7.2 Intangible assets and property, plant and equipment

Impairment losses taken on property, plant and equipment and intangible assets net of reversals amount to:

•	at December 31, 2005: €(568) million, of which €(191) million relates to the Equant trademark and €(345) million to the Amena trademark following the decision under the Next plan to replace them with Orange trademark (see Note 13).

•	at December 31, 2004: €(179) million, including €(184) million related to Equant intangible assets and property, plant and equipment (see Notes 13 and 14).

France Telecom has 38 main Cash Generating Units (CGUs), generally corresponding to an activity in a particular country. These CGUs break down as follows by primary business segment:

•	Personal: 21

•	Home: 10

•	Enterprise: 4

•	Directories: 3

To carry out the impairment tests, goodwill acquired in a business combination is allocated to each CGU or group of CGUs likely to benefit from acquisition-related synergies. CGUs are combined within a business or geographic segment, as permitted under IAS 36. Combined CGUs identified by France Telecom are as follows:

•	16 Orange CGUs;

•	Amena (due to its acquisition in November 2005);

•	4 CGUs for the Enterprise segment, representing business communications services in France, and Equant’s operations;

•	4 CGUs for the Home segment in western Europe (France, UK, Netherlands and Spain);

•	1 CGU for the fixed telephony business in Cote d’Ivoire;

•	1 CGU for the fixed telephony business in Vietnam;

•	2 CGUs for fixed telephony and mobile operations in Poland;

•	2 CGUs for fixed telephony and mobile operations in Senegal;

•	2 CGUs for fixed telephony and mobile operations in Jordan;

•	2 CGUs for fixed telephony and mobile operations in Mauritius;

•	3 CGUs for the Directories business (France, Spain, Luxembourg).

France Telecom has calculated the fair value less costs to sell, and value in use of all of the above CGUs:

•	Fair values were estimated: (i) based on quoted market prices, or (ii) in the absence of an active market for the CGUs, on the basis of the best information available to reflect the amount, corresponding to the fair value less costs to sell, that the entity would receive for the CGUs. Fair value calculated in the absence of an active market on November 30, 2005 was estimated based on: (i) 2005 and 2006 revenue and EBITDA multiples for comparable companies adjusted for a control premium; (ii) revenue and EBITDA multiples for comparable transactions applied in line with 2005; and (iii) the discounted present value of future cash flows over a five-year period, plus a five-year EBITDA multiple.

•	Value in use corresponds to the present value of estimated future net cash flows based on five-year budgets and business plans. Cash flow projections beyond the five-year timeframe are extrapolated by applying a flat growth rate to perpetuity (or declining growth rate over two to three years), not exceeding the average expected long-term growth rate for the sector.

The recoverable amount is then calculated at the level of the CGU groups defined above.

7.3 Cash Generating Units (CGUs)

Impairment tests for global assets are carried out based on groups of Cash Generating Units (CGUs). Global assets include goodwill, intangible assets with indefinite useful lives and assets with finite useful lives (property, plant and equipment, intangible assets with determined useful lives and net working capital).

The table below sets out data relating to the principal groups of CGUs:

(in millions of euros)	Global assets		Of which goodwill (net book value)	Of which intangible assets with an indefinite useful life (2)
Personal (excl. Poland and Amena)	41,560		22,748	4,116
Amena	8,827	(1)	4,454	—
Home – Western Europe	11,981		2,838	—
Enterprise	914		255	—
Directories	(81	) (3)	237	—
Poland	9,509		3,032	207
Other	678		162	—

Total	—	(4)	33,726	4,323

(1)	Includes €14 million in respect of the trademark, which has been treated as a finite-lived intangible asset.

(2)	Intangible assets with an indefinite useful life comprise the Orange and Telekomunikacja trademarks recognized in the Group’s consolidated balance sheet.

(3)	Negative amount related to net working capital.

(4)	Since the above items are presented for each independent CGU, the total of global assets does not reflect the consolidated financial statements of France telecom.

Amena

On account of the recent date of the transaction (November 8, 2005), the company’s fair value is the same as its transaction value. Accordingly, no impairment needs to be recorded on Amena’s assets, except as regards the Amena trademark (see Note 7.2). The impairment loss taken on the Amena trademark results from: (i) the value of the assets from the standpoint of a market player at the time of the acquisition, without taking into account the intentions of the acquirer; and (ii) mechanisms that factor into the valuation the economic outlook regarding the use of this asset by the owner.

Key assumptions used to determine the value in use of the other main CGUs:

Key assumptions used to determine the value in use of assets in the telecommunications segment are similar to those described above, and include:

•	market level, penetration rate and market share; decisions of regulators in terms of the pricing, accessibility of services, and internet service provider tariffs between operators; the level of commercial expenses required to replace products and keep up with existing competitors or new market entrants; the impact on costs of changes in net revenues; and

•	the level of investment spend, which may be affected by the roll-out of necessary new technologies.

The amounts assigned to each of these parameters reflect past experience adjusted for expected changes over the timeframe of the business plan, but may also be affected by unforeseeable changes in the political, economic or legal framework of certain countries.

The main key assumptions used in the Directories segment relate to net revenue and gross operating margin trends for paper and online directories. The amounts assigned to each of the parameters reflect past experience adjusted for expected changes over the timeframe of the business plan.

CGU group	Personal (excl. Poland and Amena)	Directories	Home – Western Europe
Principal CGUs	Orange France and Orange UK	Directories France	Home – France
Description of key assumptions	Value in use, budget and business plan	Value in use, budget and business plan	Value in use, budget and business plan
Model parameters:
- Applicable period for projected future cash flows	5	5	5
- Growth rate used to extrapolate cash flows beyond projection period	3.0%	1.7%	0.0%
- Post-tax discount rate applied (1)	8.5%	8.7%	8.0%

(1)	The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Orange France: 11.5%; Orange UK: 10.6%; Directories France: 12.5%; Home – France: 12.4%.

CGU group	Enterprise	Poland
Principal CGUs	Other Enterprise and Equant	Home	Personal
Description of key assumptions	Value in use, budget and business plan	Value in use, budget and business plan	Value in use, budget and business plan
Model parameters:
- Applicable period for projected future cash flows	5	5	5
- Growth rate used to extrapolate cash flows beyond projection period	-1.0%(2)	-1.0%	3.0%
- Post-tax discount rate applied (1)	9.0% - 10.5%	9.5%	10.5%

(1)	The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Other Enterprise: 15.4%; Home – Poland: 11.8%; Personal – Poland: 12.4%; Equant: 12.0%.

(2)	Regarding Equant, this rate was applied after a period of seven years.

NOTE 8 – GAINS AND LOSSES ON DISPOSAL OF ASSETS

The main disposals are set out in Note 4.

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
Sale of 8% of the capital of PagesJaunes	386	—
Sale of Tower Participations	377	—
Sale of Mobilcom shares	265	—
STMicroelectronics	162	249
Exchange of Sonaecom shares	113	—
Recognition of previous deferred gain on the sale of Eutelsat in 2003 (1)	74	—
Sale of Intelsat	51	—
Sale of cable activities	18
Other disposals	30	51
Disposals of property, plant and equipment and intangible assets	43	46
Dilution impacts	4	51
PagesJaunes flotation	—	199
Sale of Radianz shares	—	73
Sale of Pramindo shares	—	57
Sale of Orange Denmark shares	—	38
Other (2)	(48)	158

Total	1,475	922

(1)	See Note 32.3.3.

(2)	This item mainly includes impairment losses on securities and receivables relating to non-consolidated companies. At December 31, 2004, this principally related to business wind-ups, of which €61 million was attributable to Telinvest.

NOTE 9 – RESTRUCTURING COSTS

Restructuring costs, net of restructuring provision reversals, break down as follows:

		Year ended
	(in millions of euros)	December 31, 2005	December 31, 2004
	Public service secondment costs	(52)	(25)
	Early retirement plan	(182)	—
	Contributions to the Works’ Committee in respect of early retirement plans	(83)	—
	Restructuring plans:	(137)	(156)
o/w:	- Equant	(60)	(28)
	- CI Telcom	(15)	—
	- France Telecom Espaňa	(4)	(26)
	- TP Group	(2)	(34)
	- Orange and its subsidiaries	(1)	(16)
	- Others	(55)	(52)

	Total	(454)	(181)

Changes in restructuring provisions are described in Note 28.

NOTE 10 – FINANCE COSTS, NET

		Year ended
(in millions of euros)		December 31, 2005	December 31, 2004
Financial expense, net (a)		(3,045)	(3,621)
o/w:	- Cost of net financial debt (1)	(2,863)	(3,677)
	- Dividends received	26	25
	- Deconsolidation of the FT SA carryback receivable (2)	(147)	—
	-Change in fair value of bonds redeemable for STMicroelectronics shares	20	108
	- Change in fair value of commitments to purchase minority interests (put options)	(19)	(69)
	- Impact of the redemption of perpetual bonds redeemable for shares (TDIRA)	(50)	—
	- Other (3)	(12)	(8)
Foreign exchange gains (losses) (4) (b)		(147)	144
Discounting expense (c)		(164)	(148)

Finance costs, net (a) + (b) + (c)		(3,356)	(3,625)

(1)	Including interest rate derivatives.

(2)	See Note 31.

(3)	At December 31, 2005, this item mainly relates to the change in fair value of NTL warrants amounting to €(15) million. At December 31, 2004, this item includes the change in fair value of: Equant Contingent Value Rights (CVGs) in an amount of €34 million, marketable securities in an amount of €(22) million, and NTL warrants in an amount of €(28) million.

(4)	Including currency derivatives.

Cost of net financial debt includes income from investments and related receivables in an amount of €168 million at December 31, 2005 (compared to €167 million at December 31, 2004).

NOTE 11 – INCOME TAX

11.1 France Telecom Group tax proof

Income tax for 2005 is based on the application of the effective tax rate on pre-tax profit for the year ended December 31, 2005. In France, deferred taxes are calculated based on enacted tax rates, i.e. 34.43% for 2006 and thereafter.

The reconciliation between effective income tax expense and the theoretical tax calculated based on the French statutory tax rate is as follows:

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
Consolidated net income before tax	7,928	5,687
Statutory tax rate	34.93%	35.43%

Theoretical tax	(2,769)	(2,015)

Share of profits (losses) of associates	7	11
Recognition of share-based compensation	(62)	(127)
Reappraisal of the recoverability of tax losses – France Telecom SA tax consolidation group	778	(47)
Difference in tax rates	(98)	(126)
Impact of change in tax rates in France on losses of the FT SA tax consolidation group	—	(230)
Impact of disposals of shares not taxable at the statutory tax rate in the short term	487	327
Exceptional goodwill impairment	(4)	(189)
Other	93	(81)

Effective tax	(1,568)	(2,477)

11.2 Income tax benefit/(charge)

The income tax split between the tax consolidation group and the other subsidiaries is as follows:

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
France Telecom SA tax group	(1,245)	(1,808)
- Current taxes	0	(70)
- Deferred taxes	(1,245)	(1,738)

UK tax group	33	(102)
- Current taxes	(2)	(189)
- Deferred taxes	35	87

Amena tax group	131	—
- Current taxes	0	—
- Deferred taxes	131	—

PagesJaunes SA tax group (1)	(147)	(148)
- Current taxes	(149)	(150)
- Deferred taxes	2	2

TP Group (2)	(94)	(114)
- Current taxes	(163)	(71)
- Deferred taxes	69	(43)

Other subsidiaries	(246)	(305)
- Current taxes (3)	(376)	(375)
- Deferred taxes	130	70

Tax benefit/(charge)	(1,568)	(2,477)
- Current taxes	(690)	(855)
- Deferred taxes	(878)	(1,622)

(1)	This tax group was formed on January 1, 2005.

(2)	TP Group is not a member of a tax consolidation group.

(3)	Including, at December 31, 2005: Mobistar: €(124) million; Orange Romania: €(61) million; Orange Côte d’Ivoire: €(39) million; ECMS: €(27) million; Orange Slovensko: €(32) million; and Orange Cameroun: €(27) million. Including, at December 31, 2004: Mobistar: €(106) million; Orange Romania: €(63) million; ECMS: €(54) million; Orange Côte d’Ivoire: €(32) million; Orange Slovensko: €(25) million; and Orange Cameroun: €(21) million.

France Telecom SA tax consolidation group

At December 31, 2005, the France Telecom SA tax consolidation group comprised, in particular:

•	all Orange entities in France, which belonged to the former Orange SA tax consolidation group prior to the public exchange offer. These entities, now more than 95%-owned by France Telecom SA, have joined the France Telecom tax consolidation group in accordance with their option rights;

•	companies included in the former Wanadoo SA tax consolidation group (excluding PagesJaunes and its French subsidiaries), as the effective date of the merger between France Telecom SA and Wanadoo SA had retroactive effect from January 1, 2004.

France Telecom SA and a dozen of its direct or indirect subsidiaries, including PagesJaunes, are subject to review by the French Tax Administration since January 2006.

The deferred tax charge in 2005 for the France Telecom SA tax consolidation group mainly consists of:

•	the utilization of tax loss carryforwards amounting to €(1,811) million, including €(1,012) million for the former Orange SA tax consolidation group;

•	the recognition of deferred tax assets over the period in an amount of €778 million, in recognition of the reappraisal of their recoverability.

The deferred tax charge in 2004 mainly consisted of:

•	the utilization of tax loss carryforwards amounting to €(1,308) million, including €(1,056) million for the former Orange SA tax consolidation group;

•	the recognition of deferred tax assets over the period in an amount of €272 million;

•	the elimination of tax loss carryforwards relating to Wanadoo SA and Wanadoo France, in an amount of €(309) million;

•	the impacts of the change in the income tax rate in France, amounting to €(230) million.

11.3 Balance sheet tax position

	At
	December 31, 2005			December 31, 2004
(in millions of euros)	Assets	Liabilities	Net	Net
France Telecom SA tax group
- Current taxes	281	32	249 (1)	(33)
- Deferred taxes	8,465	515	7,950	9,144

UK tax group
- Current taxes	0	10	(10)	(69)
- Deferred taxes	53	1,641	(1,588)	(1,572)

Amena tax group
- Current taxes	1	0	1	—
- Deferred taxes	1,857	963	894	—

PagesJaunes SA (2)
- Current taxes	5	16	(11)	(66)
- Deferred taxes	28	0	28	26

TP Group (3)
- Current taxes	16	33	(17)	30
- Deferred taxes	390	439	(49)	(118)

Other subsidiaries
- Current taxes	10	246	(236)	(205)
- Deferred taxes	227	162	65	11

Net balance sheet income tax
- Current taxes	313	337	(24)	(343)
- Deferred taxes	11,020	3,720	7,300	7,491

(1)	Including €235 million in respect of the 2000 carryback which matures in 2006. Carryback receivables with maturities of more than one year as from December 31, 2005, have been included under “Other financial assets and derivatives” (see Note 17).

(2)	This tax group was formed on January 1, 2005.

(3)	TP Group is not a member of a tax consolidation group.

The balance sheet tax position by temporary difference breaks down as follows:

	At
	December 31, 2005	December 31, 2004
(in millions of euros)	Net	Net
Provisions for early retirement plans	1,095	1,190
Property, plant and equipment and intangible assets	(2,304)	(1,351)
Tax loss carryforwards	7,698	7,224
Other differences	811	428

Net deferred taxes – France Telecom Group	7,300	7,491

At December 31, 2005 unrecognized deferred tax assets for France Telecom Group amount to €7,454 million.

Deferred tax assets arising on tax loss carryforwards may not have been recognized due to various elements or circumstances specific to each company/tax consolidation group concerned, such as:

•	companies with a history of losses which have not yet begun to utilize the loss carryforwards;

•	companies which do not expect to utilize the losses within the timeframe allowed by tax regulations;

•	companies which are unable to assess whether there is sufficient probability that they will utilize the tax loss carryforwards, due to forecasts and uncertainties as to the economic environment;

•	tax losses which exist, but which are uncertain to be used against future taxable income due to risks of differing interpretations with regard to the application of tax legislation.

11.4 Changes in Group net deferred taxes

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
Opening balance (balance sheet asset position)	7,491	9,154

Changes in the scope of consolidation (1)	685	1
Recognition in income	(878)	(1,622)
Recognition in equity	42	(29)
Translation adjustments and other items	(40)	(13)

Closing balance (balance sheet asset position)	7,300	7,491

(1)	This item includes €763 million in respect of Amena, and €(79) million in respect of Sonatel. In respect of Amena, the amount of €763 million corresponds to €1,868 million in deferred tax assets, mainly on tax loss carryforwards, and €1105 million in deferred tax liabilities, mainly on the tax effect of the allocation of the acquisition price of the trademark, licenses and subscriber bases. In respect of Sonatel, this reflects the tax effect on the subscriber bases recorded following the remeasurement of assets and liabilities due to the change in consolidation method.

NOTE 12 – GOODWILL

The principal goodwill items arising from fully or proportionally consolidated subsidiaries can be analyzed by business segment as follows:

	At
	December 31, 2005			December 31, 2004
(in millions of euros)	Cost	Accumulated impairment losses	Net	Net
Personal	27,276	—	27,276	21,587
Enterprise	886	(631)	255	32
Home (1)	5,998	(40)	5,958	5,740
Directories	237	—	237	230

Total	34,397	(671)	33,726	27,589

(1)	Goodwill relating to TP Group is included within the Home segment, and is tested for impairment as part of the “Poland” group of CGUs (see Note 7).

Movements in the net book value of goodwill are as follows:

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
Opening balance	27,589	26,537
Acquisitions (1)	5,471	1,555
Disposals (2)	(19)	(329)
Impairment (3)	(11)	(534)
Translation adjustment (4)	730	397
Reclassifications and other items	(34)	(37)

Closing balance	33,726	27,589

(1)	Including, in 2005: Amena (€4,454 million), Orange Slovensko (€375 million), Orange Romania (€272 million), and Equant (€214 million) – see Note 4. Including, in 2004, €1,276 million in respect of the acquisition of minority interests in Wanadoo, and €249 million relating to the compulsory purchase procedure (offre de retrait obligatoire) and the Orange liquidity contract (see Note 4).

(2)	Including, in 2004, €237 million relating to the sale of Orange Denmark and €88 million relating to the flotation of 36.9% of PagesJaunes’ capital.

(3)	See Note 7.

(4)	At December 31, 2005, this item mainly concerns Orange in the UK in an amount of €478 million, and TP Group in an amount of €165 million. At December 31, 2004, the translation adjustment primarily related to TP Group in an amount of €373 million (see Note 30).

NOTE 13 – INTANGIBLE ASSETS, NET

	At
	December 31, 2005				December 31, 2004
(in millions of euros)	Cost	Accumulated amortization	Impairment	Net	Net
Telecommunications licenses (1)	10,489	(1,793)	—	8,696	8,024
Trademarks (2)	4,997	—	(660)	4,337	4,366
Subscriber bases (3)	6,011	(3,562)	(4)	2,445	186
Software	7,089	(4,003)	(24)	3,062	2,807
Other	1,021	(696)		325	249

Total	29,607	(10,054)	(688)	18,865	15,632

(1)	See below.

(2)	The breakdown of trademarks per group of CGUs is shown in Note 7.

(3)	Includes, in 2005, the recognition of the Amena subscriber bases, amounting to €2,230 million, and the impact of the revaluation of the subscriber bases of Sonatel and its subsidiaries, amounting to €288 million (see Note 4).

Movements in the net book values of intangible assets were as follows:

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
Opening balance	15,632	15,865
Acquisitions of intangible assets	1,466	1,025
Impact of changes in the scope of consolidation (1)	3,901	(162)
Disposals	(3)	(5)
Depreciation and amortization	(1,979)	(2,017)
Impairment (2)	(553)	(63)
Translation adjustment	422	145
Reclassifications and other (3)	(21)	844 (3)

Closing balance	18,865	15,632

(1)	In 2005, this item mainly relates to Amena in an amount of €3,569 million, and Sonatel and its subsidiaries in an amount of €315 million (see Note 4). In 2004, this item mainly related to Orange Denmark in an amount of €146 million.

(2)	In 2005, this item mainly concerns impairment losses taken on the Amena trademark for €345 million, and on the Equant trademark for €191 million (see Note 7). In 2004, this item solely related to Equant, mainly in respect of the impairment loss taken on the Equant trademark in an amount of €43 million (see Note 7).

(3)	In 2004, this mainly concerns reclassifications from property, plant and equipment to intangible assets (see Note 14).

Details of the Group’s principal intangible assets (telecommunications licenses)

France Telecom’s commitments under licenses awarded are disclosed in Note 32.

(in millions of euros)	Cost		Net	Residual useful life(1)
GSM	783		505	9.7
UMTS (2)	5,978		5,363	15.9
United Kingdom	6,761		5,868	—

GSM	—		—	14.2	(3)
UMTS (2)	—		—	14.2	(3)
Spain (3)	823	(3)	815	—

France (2) and (4)	629		566	15.6

GSM	157		61	—
UMTS (2)	423		423	—
Poland (5)	580		484	—

Other (6)	1,696		963	—

Total telecommunications licenses	10,489		8,696	—

(1)	In number of years at December 31, 2005.

(2)	UMTS mobile network licenses are amortized on a straight-line basis from the date on which the network is technically ready to market services.

(3)	The values of Amena’s GSM and UMTS licenses mainly reflect the purchase price allocation relating to Amena (see Note 4).

(4)	This item concerns the UMTS license, as the GSM license in France is not measured in the balance sheet.

(5)	This item concerns two GSM licenses with residual useful lives of 7.8 and 8.7 years, respectively, and a UMTS license acquired in December 2000 for a term of 22 years.

(6)	This item mainly relates to licenses in the Netherlands, Belgium and Egypt.

NOTE 14 – PROPERTY, PLANT AND EQUIPMENT, NET

	At
	December 31, 2005				December 31, 2004
(in millions of euros)	Cost	Accumulated depreciation	Impairment	Net	Net
Land and buildings	6,251	(2,488)	(508)	3,255	5,510
Networks and terminals	70,295	(46,149)	(209)	23,937	19,848
IT equipment	3,478	(2,533)	—	945	897
Other	2,084	(1,569)	(82)	433	247

Total	82,108	(52,739)	(799)	28,570	26,502

Movements in the net book value of property, plant and equipment can be analyzed as follows:

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
Opening balance	26,502	28,972
Acquisitions of property, plant and equipment (1)	4,679	4,140
Impact of changes in the scope of consolidation (2)	2,171	(243)
Disposals and retirements	(305)	(144)
Depreciation and amortization	(5,059)	(5,995)
Impairment (3)	(15)	(116)
Translation adjustment (4)	619	791
Reclassifications and other	(22)	(903	) (5)

Closing balance	28,570	26,502

(1)	Including €3 million and €24 million in assets acquired under finance leases at December 31, 2005 and December 31, 2004, respectively.

(2)	In 2005, this mainly relates to Amena (€1,870 million) and Sonatel and its subsidiaries (€222 million). In 2004, this item primarily reflects the impact of the sale of Orange Denmark in an amount of €250 million.

(3)	In 2004, this item relates to the €121 million impairment loss taken on Equant’s property, plant and equipment, which was split proportionally according to the net book value of the related assets (see Note 7).

(4)	In 2005, the translation adjustment relates mainly to TP SA (€275 million), Orange UK (€90 million), PTK Centertel (€60 million), Orange Romania (€53 million) and ECMS (€54 million). In 2004, the translation adjustment primarily concerns the impact of movements in the Polish zloty and US dollar against the euro for, respectively, €816 million and €(32) million.

(5)	In 2004, this item mainly includes reclassifications of property, plant and equipment within software (see Note 13).

Property, plant and equipment held under finance leases:

At December 31, 2005
(in millions of euros)	Net
Land and buildings	222
Networks and terminals	454
IT equipment	17

Total	693

Capitalized expenditure during 2005:

At December 31, 2005
(in millions of euros)	Net
External purchases	621
Personnel costs	352
Other	76

Total	1,049

NOTE 15 – INTEREST IN ASSOCIATES

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
Opening balance	370	607
Dividends (1)	(113)	(2)
Share of profits (losses) (2)	20	30
Impact of change in scope of consolidation (3)	320	6
Purchases of minority interests	—	12
Disposals of securities (4)	(320)	(278)
Translation adjustments	25	(11)
Reclassifications and other	19	6

Closing balance	321	370

(1)	Including, in 2005, €112 million in dividends in respect of BlueBirds Participations France.

(2)	Including, in 2005, €44 million share of profits from BlueBirds Participations France.

(3)	Including, in 2005, €250 million in respect of the exchange of Sonaecom shares (see Note 4), and €70 million relating to One GmbH (see Note 16).

(4)	Including, in 2005, an amount of €221 million for the delivery of STMicroelectronics shares (see Notes 4, 21, 31 and 32) and €93 million relating to the sale of Tower Participations (see Notes 4, 8 and 32); and in 2004, €219 million relating to the sale of STMicroelectronics shares, and €47 million in respect of Radianz.

The net book values of France Telecom’s interests in associates are as follows:

		At
Company (in millions of euros)	Main activity	% interest December 31, 2005	December 31, 2005	December 31, 2004
Tower Participations SAS (1)	Broadcasting and audiovisual transmission	—	—	93
BlueBirds Participations France	Holding vehicle for indirect interest in Eutelsat Communications	20.0	6	52
FT1CI (1)	Holding vehicle for investments in STMicroelectronics	—	—	196
Sonaecom (2)	Telephone operator in Portugal	23.7	250
Mobilcom (3)	Telephone operator in Germany	—	—	0
One GmbH (4)	Telephone operator in Austria	17.5	55	—
Other			10	29

Total			321	370

(1)	Companies sold during 2005 (see Note 4).

(2)	See Note 4.

(3)	A 27.3% stake in MobilCom was sold during 2005 (see Note 4). The residual 1% interest has been reclassified under “Assets available for sale”.

(4)	See Note 16.

NOTE 16 – ASSETS AVAILABLE FOR SALE

France Telecom’s main investments in non-consolidated companies are as follows:

		At
		December 31, 2005			December 31, 2004
(in millions of euros)	% interest	Fair value	Change in fair value (1)	Impact of changes in Group structure and impairment	Fair value
Bull SA (2) and other instruments	10.1%	94	47	—	47
Intelsat (3)	—	—	(41)	(64)	105
Optimus (Portugal) (4)	—	—	(30)	(112)	142
ONE GmbH (5) (formerly Connect Austria)	—	—	—	(98)	98
Mobilcom (2) and (6)	1%	12	12	—	—
Investment funds (7)	—	60	2	(33)	91
Other companies	—	56	2	(62)	116
Marketable securities (8)	—	41	7	18	16

Total assets available for sale		263	(1)	(351)	615

(1)	Recorded under equity in the reserve related to asset available for sales.

(2)	Listed company.

(3)	Interest sold in 2005 (see Note 4).

(4)	Exchange of Sonaecom shares (see Notes 4 and 15).

(5)	Consolidated at January 1, 2005 by the equity method (see Note 15).

(6)	Residual interest at end-2005 (see Notes 4 and 15).

(7)	Principally in research and development.

(8)	Assets available for sale comprise marketable securities and investments held for over one year.

NOTE 17 – OTHER FINANCIAL ASSETS AND DERIVATIVES

17.1 Other non-current financial assets and derivatives

	At
	December 31, 2005			December 31, 2004
(in millions of euros)	Cost	Provisions	Net	Net
Cash collateral paid (1)	639	—	639	1,129
Carryback receivables (2)	139	—	139	1,706
Receivables from control entites and current accounts	288	(149)	139	210
Deposits relating to in-substance defeasance operations and QTE leases (1) and (3)	233	—	233	760
Other (4)	220	(3)	217	296
Total loans and receivables (a)	1,519	(152)	1,367	4,101
Non-current derivatives (assets) (1)	139	—	139	184
Total financial assets at fair value (b)	139	—	139	184

Other non-current financial assets and derivatives (a) + (b)	1,658	(152)	1,506	4,285

(1)	This item is included in the calculation of net financial debt (see Note 19).

(2)	In 2005, this item includes an FT SA carryback receivable recognized in respect of 2001 for €139 million. In 2004, this item includes the FT SA carryback receivable recognized in respect of 2001 for €1,471 million, which was deconsolidated in 2005 (see Notes 31 and 32), and the FT SA carryback receivable recognized in respect of 2000 for €235 million, which was reclassified in 2005 under “Current tax assets since it is expected to be realized during 2006 (see Note 11).

(3)	In 2005, this item includes €146 million and €80 million, respectively, regarding QTE leases relating to Orange Suisse and France Telecom SA (€127 million and €69 million in 2004). These assets – arising on specific transactions – offset part of the related gross debt (see Notes 19 and 32). Deposits relating to the in-substance defeasance operations of Orange UK (€564 million at December 31, 2004) were repaid during first-half 2005 after a first demand guarantee was set up (see Note 32).

(4)	This item mainly concerns security deposits and various loans, in addition to advances and downpayments on non-current assets.

17.2 Other current financial assets and derivatives

	At
	December 31, 2005			December 31, 2004
(in millions of euros)	Cost	Provisions	Net	Net
Derivatives (current assets) (1)	64	—	64	56
Marketable securities held for trading (1) and (2)	39	—	39	240
Total financial assets at fair value (a)	103	—	103	296
Receivables from control entites and current accounts	54	(4)	50	16
Other	52	—	52	—
Total loans and receivables (b)	106	(4)	102	16

Other current financial assets and derivatives (a) + (b)	209	(4)	205	312

(1)	These items are included in the calculation of net financial debt (see Note 19).

(2)	Investments in mutual funds (SICAV de trésorerie and Fonds communs de placement).

17.3 Additional disclosures

(in millions of euros)
Opening balance	January 1, 2005	(140)
Change in provisions for impairment in value		(2)
Translation adjustments		(15)
Reclassifications		1

Closing balance	December 31, 2005	(156)

- of which non-current		(152)
- of which current		(4)

NOTE 18 – TRADE RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

18.1 Trade receivables, net

Additions to the provision for the impairment of trade receivables, net of reversals, amounted to €1,264 at December 31, 2005 (€1,340 million at December 31, 2004).

18.2 Other current assets

	At
(in millions of euros)	December 31, 2005	December 31, 2004
VAT receivable	1,261	1,514
Other taxes receivable	35	211
Employee- and payroll-related receivables	24	81
Employee share offers (1)	149	402
Kulzyck Holding transaction (2)	—	51
Advances and downpayments relating to non-current assets	53	73
Other (3)	395	453

Total	1,917	2,785

(1)	This item corresponds to the amount paid by employees to France Telecom SA within the scope of share offers reserved for current and former employees (see Notes 27 and 29).

(2)	Payment to be made in relation to the transaction with Kulczyk Holding (see Note 32).

(3)	Other receivables include, in particular, funds paid by other operators to France Telecom within the scope of a submarine cable management consortium, representing an amount of €117 million at December 31, 2005, compared with €89 million at December 31, 2004 (see Note 29).

18.3 Prepaid expenses

	At
(in millions of euros)	December 31, 2005	December 31, 2004
Prepaid external purchases	504	461
Other prepaid operating expenses	68	199

Total	572	660

NOTE 19 – NET FINANCIAL DEBT

19.1 Analysis of net financial debt by composition and maturity

Net financial debt as defined and used by France Telecom SA corresponds to the total gross financial debt (converted at the year-end closing rate), less derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, less cash collateral paid on derivative instruments, cash and cash equivalents and marketable securities, and deposits paid on certain specific transactions (if the related debt is included in gross financial debt), and including the impact of the effective portion of cash flow hedges.

The table below provides a breakdown of net financial debt by category and repayment schedule:

(in millions of euros)	Note	2006	2007	2008	2009	2010	2011 and beyond	Total due in more than one year	Total at December 31, 2005	Total at December 31, 2004
Bonds	21	3,292	3,350	4,854	3,788	2,839	19,387	34,218	37,510	39,089
Bank loans	22	2,306	2,323	1,545	1,101	373	246	5,588	7,894	5,564
Finance lease liabilities (1)		40	60	62	68	218	1,255	1,663	1,703	1,709
Impact of derivatives (liabilities) (2)	23	571	58	230	270	2	523	1,083	1,654	2,056
Accrued interest (3)		1,396	—	—	—	—	—	—	1,396	1,172
Treasury bills		1,209	—	—	—	—	—	—	1,209	1,293
Bank overdrafts		166	—	—	—	—	—	—	166	346
Other financial liabilities (4)		1,609	2	—	—	—	82	84	1,693	4,216

Gross financial debt (a)		10,589	5,793	6,691	5,227	3,432	21,493	42,636	53,225	55,445

Impact of derivatives (financial assets)	17 and 23	64	30	28	5	15	61	139	203	240
Cash collateral paid	17	—	—	—	—	—	639	639	639	1,129
Other financial assets	17	—	—	—	—	—	233	233	233	760
Marketable securities	17 and 20	39	—	—	—	—	—	—	39	240
Cash and cash equivalents	20	4,097	—	—	—	—	—	—	4,097	3,153

Total (b)		4,200	30	28	5	15	933	1,011	5,211	5,522

Effective portion of cash flow hedges (5) (c)		(2)	(2)	(12)	—	—	(152)	(166)	(168)	(101)

Net financial debt (a) - (b) + (c)		6,387	5,761	6,651	5,222	3,417	20,408	41,459	47,846	49,822

(1)	Finance lease liabilities primarily include:

•	Liabilities associated with Orange UK’s in-substance defeasance operations, totaling €1,214 million at December 31, 2005 (€1,174 million at December 31, 2004), for which the final settlement payments are due after 2017. At December 31, 2004, this liability was offset in the amount of €564 million by guarantees deposited with UK financial institutions, representing the net present value of Orange’s commitments under its 1995 finance lease. These guarantee deposits were reimbursed in 2005 after a first demand guarantee was set up (see Note 32).

•	Orange Switzerland’s liability related to QTE leases, amounting to €146 million at December 31, 2005 (€127 million at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Note 17).

•	FT SA’s liability related to QTE leases, amounting to €80 million at December 31, 2005 (€69 million at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Note 17).

(2)	This item includes, at December 31, 2005, the valuation of the price guarantee given to Amena minority shareholders (see Note 4).

(3)	Including accrued interest on perpetual bonds redeemable for France Telecom shares in an amount of €281 million. This accrued interest was posted under the caption “Other financial liabilities” at December 31, 2004 in an amount of €548 million.

(4)	The following items are included in this caption:

•	a carryback liability, amounting to €229 million at December 31, 2005 (€1,508 million at December 31, 2004), corresponding to the contra-entry recorded in relation to the recognition in assets of the carryback receivable sold (see Notes 11, 17, 31 and 32). This receivable does not qualify for derecognition;

•	gross debt carried by receivables securitization vehicles relating to France Telecom SA, Orange France and Orange UK (€1,210 million at December 31, 2005 and €1,460 million at December 31, 2004);

•	commitments to purchase minority interests (put options), amounting to €73 million at December 31, 2005 and €547 million at December 31, 2004. At December 31, 2005, these commitments related to Orange Madagascar for €24 million, and Amena for €49 million. At December 31, 2004, these commitments related mainly to Orange Slovensko for €500 million; Orange Madagascar for €21 million; and Orange Dominicana for €19 million (see Note 32).

(5)	The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

19.2 Balance sheet items included in the calculation of net financial debt

		Balance sheet		Amounts included in the calculation of net financial debt
(in millions of euros)		At December 31, 2005	At December 31, 2004	At December 31, 2005	At December 31, 2004
Other non-current financial assets and derivatives		1,506	4,285
o/w	Cash collateral paid	639	1,129	639	1,129
	Carryback receivables	139	1,706	—	—
	Receivables from controlled entites and current accounts	139	210	—	—
	Deposits relating to in-substance defeasance and cross-lease operations( QTE leases)	233	760	233	760
	Other loans and receivables	217	296	—	—
	Non-current derivatives (assets)	139	184	139	184
Other current financial assets and derivatives		205	312
o/w	Current derivatives (assets)	64	56	64	56
	Marketable securities	39	240	39	240
	Loans and receivables	102	16	—	—
Cash and cash equivalents		4,097	3,153	4,097	3,153

Assets included in the calculation of net financial debt				5,211	5,522

Equity attributable to equity holders of France Telecom SA		24,257	14,451
o/w	Effective portion of cash flow hedges (1)	(168)	(101)	(168)	(101)
Exchangeable or convertible bonds (non-current)		34,218	34,222	34,218	34,222
Other non-current financial debts and derivatives		8,418	8,571	8,418	8,571
Exchangeable or convertible bonds, and other current financial debt and derivatives		9,193	11,480	9,193	11,480
Accrued interest		1,396	1,172	1,396	1,172

Equity and liabilities included in the calculation of net financial debt				53,057	55,344

Net financial debt				47,846	49,822

(1)	The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

19.3 Weighted average cost of financial debt

At December 31, 2005, the weighted average cost of financial debt was 6.46%, against 6.79% at December 31, 2004.

The weighted average cost of debt is calculated as the ratio between net financial expenses, less exceptional and non-recurring items and average outstandings, calculated based on net debt as defined above, adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

19.4 Covenants

The covenants on the Group’s borrowings and credit lines are presented in Note 24.4.

In addition, the Group has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark-to-market impact of all off-balance sheet operations with these banks. The Group has issued borrowings denominated in foreign currencies (USD, CHF, JPY and GBP) which were generally swapped for euros. In 2005, the rise in the US dollar resulted in an improvement in the market value of off-balance sheet currency hedges, leading to a fall in cash collateral paid out, to €639 million at December 31, 2005 from €1,129 million at December 31, 2004. These amounts are included under “Other non-current financial assets and derivatives” (see Notes 17 and 32).

Certain investments and other assets have been pledged to, or used as collateral for, financial institutions to cover bank borrowings and credit lines (see Note 32).

19.5 Analysis of the contribution to net financial debt by currency

(equivalent value in millions of euros at the year-end closing rate)	FT SA	TP Group	Amena	Other	Total
EUR	35,511	(342)	2,834	1,302	39,305
USD	189	(175)	—	(75)	(61)
GBP	4,281	—	—	1,494	5,775
CHF	391	—	—	(5)	386
PLN	256	2,639	—	(1)	2,894
Other currencies	(48)		—	(266)	(314)

Sub-total	40,580		2,834	2,449	47,985

Effective portion of cash flow hedges and interest rate impact	(109)	(30)	—	—	(139)

Total	40,471	2,092	2,834	2,449 (1)	47,846

(1)	Including €1,170 million in net financial debt carried by receivables securitization vehicles relating to France Telecom SA, Orange France and Orange UK.

NOTE 20 – CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

France Telecom Group’s cash and cash equivalents and marketable securities are as follows:

	At
(in millions of euros)	December 31, 2005	December 31, 2004
France Telecom SA	1,685	970
TP Group	287	707
Other	198	289

Cash equivalents (a)	2,170	1,966

Banks (b)	1,927	1,187

Total cash and cash equivalents (a) + (b) = (c)	4,097	3,153

Marketable securities (d)	39	240

Total cash and cash equivalents and marketable securities (c) + (d)	4,136	3,393

France Telecom SA and TP Group cash equivalents can be broken down as follows:

	At
(in millions of euros)	December 31, 2005	December 31, 2004
Loans due within three months	185	239
Certificates of deposit	1,490	840
Treasury bills	56	339
Deposits with a maturity of less than three months	241	250
Other	—	9

France Telecom SA and TP Group cash equivalents	1,972	1,677

NOTE 21 – BONDS

The table below provides an analysis of bonds by issuer:

		At
(in millions of euros)	Note	December 31, 2005	December 31, 2004
France Telecom SA – bonds convertible, exchangeable or redeemable into shares	21.1	1,074	1,438
France Telecom SA – perpetual bonds redeemable for shares (TDIRAs)	21.2	3,835	3,994
France Telecom SA – other bonds	21.3	30,791	31,771
TP Group	21.4	1,748	1,822
Other issuers		62	64

Total bonds		37,510	39,089

The effective global interest rate on bonds before swaps breaks down as follows:

•	France Telecom SA: 6.55% at December 31, 2005 (6.86% at December 31, 2004);

•	TP Group: 6.80% at December 31, 2005 (6.78% at December 31, 2004).

21.1 France Telecom SA bonds convertible, exchangeable or redeemable into shares

In accordance with current accounting policies applicable to hybrid financial instruments (see Note 2), OCEANE bonds are broken down into liability and equity components (see Note 30). At December 31, 2005, this breakdown is as follows:

•	a liability component of €1,074 million;

•	an equity component of €97 million.

The liability component of bonds convertible, exchangeable or redeemable into shares can be analyzed as follows:

Bonds convertible, exchangeable or redeemable into shares

					At
(in millions of euros)	Initial currency	Initial amount(1)	Initial maturity	Nominal interest rate (%)	December 31, 2005		December 31, 2004
STM bonds exchangeable for shares (2)	EUR	442	2005	6.750	—		386
OCEANE bonds (3)	EUR	1,150	2009	1.600	1,074	(4)	1,052

Total bonds convertible, exchangeable or redeemable into shares					1,074		1,438

(1)	In millions of currency.

(2)	Following its August 6, 2002 issue of bonds exchangeable for STMicroelectronics shares, France Telecom redeemed all of the remaining bonds in circulation at August 6, 2005 (maturity date) by delivering on August 11, 2005, STMicroelectronics shares on the basis of 1.25 STMicroelectronics share per bond, in accordance with the conditions attached to the bonds. These bonds with a face value of €20.92 were measured at their market value on December 31, 2004 (see Note 4).

(3)	Bonds with a face value of €2,581 convertible or exchangeable for new or existing France Telecom shares (OCEANE). These bonds are redeemable or exchangeable as from October 20, 2004, at a rate of 100.297 France Telecom shares per bond, i.e. a conversion price of €25.73 per share (the initial rate of 100 France Telecom shares per bond was adjusted to take into account the September 2005 capital increase). These bonds are classified as hybrid instruments.

(4)	At December 31, 2005, the impact of measuring OCEANE bonds convertible and/or exchangeable into new or existing France Telecom shares at amortized cost was €21 million (versus a negative impact of €1 million at December 31, 2004).

21.2 France Telecom SA perpetual bonds redeemable for shares (TDIRAs)

In accordance with current accounting policies applicable to hybrid financial instruments (see Note 2), perpetual bonds redeemable for France Telecom shares (TDIRAs) are broken down into liability and equity components (see Note 30). At December 31, 2005, this breakdown was as follows:

•	a liability component of €3,835 million,

•	an equity component of €1,215 million.

The liability component of perpetual bonds redeemable for shares (TDIRAs) breaks down as follows:

	At
(in millions of euros)	Number		December 31, 2005
Opening balance	365,188		3,994	(3)
Redemptions (1)	(17,270)		(222)
Impact of measuring bonds at amortized cost	—		63

Closing balance	347,918	(2)	3,835	(3)

Effective interest rate			7.94%
Interest expense paid in 2005 (4)			548

(1)	In September 2005, TDIRAs were redeemed for an amount of €243 million, breaking down as €222 million for the liability component and €21 million for the equity component of the hybrid debt (see Note 30).

(2)	Including 260,896 TDIRAs for the “Bank Tranche” and 87,022 TDIRAs for the “Supplier Tranche”. In 2005, TDIRAs were redeemed from bondholders in the “Bank Tranche”.

(3)	Including an amortized cost impact of €107 million at December 31, 2005 and of €81 million at December 31, 2004.

(4)	On January 3, 2005, France Telecom paid a total dividend of €548 million in respect of the financial year 2003, pursuant to a decision by its Annual Shareholders’ Meeting of April 9, 2004. This amount included €296 million in interest in respect of the financial year 2004, and €252 million in deferred interest for the financial year 2003. The deferred interest payment results from a decision of France Telecom’s Annual Shareholders’ Meeting of May 27, 2003, not to pay dividends for 2002. Consequently, France Telecom had decided to carry forward any interest due in respect of 2003.

In accordance with the Assignment and Subscription Agreements, the Ordinary and Extraordinary Shareholders’ Meeting of France Telecom held on February 25, 2003 authorized the Board of Directors to issue perpetual bonds redeemable for France Telecom shares (TDIRAs), to be subscribed by MobilCom’s banking syndicate and equipment supplier creditors.

On March 3, 2003, France Telecom issued 430,705 TDIRAs with a nominal value of €14,100 each, representing a total amount of €6,072,940,500, of which €4,820,931,000 was reserved for the banking syndicate (the “Bank Tranche”) and €1,252,009,500 for Nokia and Ericsson (the “Supplier Tranche”).

The TDIRAs are redeemable for new France Telecom ordinary shares (at any time at the holders’ request or at France Telecom’s initiative from March 3, 2010, provided that the average closing price for France Telecom shares during a period of 20 consecutive trading days, chosen among 40 trading days during which the stock is listed, is greater than 125% of the redemption price), based on a ratio of 364.4437 shares for one TDIRA with a nominal value of €14,100 for the “Bank Tranche” and 356.9513 shares for one TDIRA with a nominal value of €14,100 for the “Supplier Tranche” (the initial ratio of 300 shares for one TDIRA was adjusted in April 2003, May 2004 and September 2005 to take into account the share issues carried out and premiums paid by France Telecom). This rate will be adjusted to protect the rights of the holders according to applicable law. In addition, during the first seven years, the redemption rate for the TDIRAs allocated to the Bank Tranche will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

The TDIRAs were listed on Eurolist (international issuances) of Euronext Paris and were approved – subject to a warning – by the Commission des opérations de bourse on February 24, 2003 under visa no. 03-092.

Where no dividend payment is voted in the Ordinary Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay payment of the coupon. The amount of interest due will itself bear interest at the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full – including the related accrued interest – at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before the redemption of the TDIRAs. The interest is recorded on an annual basis in the statement of income. When payment is deferred, identified interest and/or capitalized interest amounts will be included in liabilities in the “Accrued interest” line.

The TDIRAs have an initial interest rate of 5.75% from their issuance date until December 31, 2009 inclusive, and will be indexed to Euribor plus 3% thereafter. These two rates were revised downwards from January 2, 2006, to 5.25% until December 31, 2009, and 3-month Euribor plus 2.5% thereafter because France Telecom’s respective debt ratings with Moody’s and Standard & Poor’s were upgraded to Baa1 and BBB+ and because France Telecom fulfilled the share price conditions as defined in the contract (the average, weighted according to the total share transaction volume, daily weighted average stock market price for 20 consecutive trading days exceed 30/47ths of the redemption price in force, i.e. €24.77 for the “Bank Tranche” and €25.19 for the “Supplier Tranche”).

21.3 France Telecom SA: other bonds

Other bonds Currency				Outstanding at (in millions of euros)
	Initial nominal amount (in millions of currency)	Maturity	Nominal interest rate %	December 31, 2005	December 31, 2004
EUR	1,000	2005	6.125	—	989
EUR	2,750 (3)	2005	5.000	—	2,465
GBP	500	2005	7.000	—	496
FRF (4)	2,000	2005	4.800	—	305
FRF (4)	1,000 (1)	2005	1.000	—	145
CHF	1,000 (3)	2006	4.500	430	430
USD	2,000 (3)	2006	7.200	1,697	1,496
FRF (4)	4,500	2006	6.250	687	687
FRF (4)	6,000	2007	5.750	914	919
EUR	1,000	2007	6.000	996	994
EUR	1,000	2007	3-month Euribor +0.250	999	998
EUR	3,650 (3)	2008	6.750	3,316	3,311
FRF (4)	3,000	2008	5.400	456	456
FRF (4)	900	2008	4.600 until 03/13/02 then TEC10 (2) less 0.675	70	70
USD	500	2008	6.000	433	391
FRF (4)	1,500	2009	TEC10 (2) less 0.75	228	228
EUR	2,500	2009	7.000	2,486	2,483
FRF (4)	3,000	2010	5.700	455	455
EUR	1,400	2010	6.625	1,391	1,389
EUR (5)	1,000	2010	3.000	993	—
USD	3,500 (3)	2011	7.750	3,002	2,658
GBP	600 (3)	2011	7.500	850	852
EUR	750	2012	4.625	744	743
EUR	3,500	2013	7.250	3,474	3,471
EUR (5)	1,000	2015	3.625	987	—
GBP	500	2017	8.000	728	708
GBP	450	2020	7.250	646	627
GBP (5)	350	2025	5.250	504	—
USD	2,500 (3)	2031	8.500	2,085	1,806
EUR	1,500	2033	8.125	1,503	1,502
GBP	500	2034	5.625	717	697

Total other bonds issued by France Telecom SA				30,791	31,771

(1)	With a redemption premium indexed on the value of France Telecom’s shares, capped at 100% of the share value at issuance, and hedged by a swap for the same amount, which indexes this debt on Euribor.

(2)	TEC10: variable-rate (constant benchmark index) with 10-year maturity, determined by the Comité de normalisation obligataire.

(3)	Bonds with coupons subject to revision if the Group’s debt rating changes.

(4)	These bonds, initially denominated in French francs, have been converted into euros.

(5)	Issued during 2005.

France Telecom SA’s bonds at December 31, 2005 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. In addition, France Telecom’s outstanding long-term borrowings at December 31, 2005 have not been guaranteed. Certain bonds may be redeemed in advance, at the request of the issuer.

21.4 TP Group

The table below provides details at December 31, 2005 of outstanding bonds issued by TP Group:

				Outstanding at (in millions of euros)
Currency	Initial amount issued (in millions of currency)	Maturity	Nominal interest rate (%)	December 31, 2005	December 31, 2004
PLN	300	2005	7.250	—	71
EUR	500	2006	6.625	473	494
EUR	475	2007	6.500	437	471
USD	800	2008	7.750	540	489
EUR	300	2011	4.625	298	297

Total bonds issued by TP Group				1,748	1,822

NOTE 22 – BANK BORROWINGS

22.1 Main borrowers

		At
(in millions of euros)	Note	December 31, 2005	December 31, 2004
France Telecom SA (1)	22.2.1	4,345	4,305
Amena (2)	22.2.2	2,661	—
TP Group (3)		450	557
Tele Invest II (4)		—	349
Other (5) and (6)		438	353

Total bank borrowings		7,894	5,564

(1)	€1.5 billion of Euro Medium Term Notes (EMTN) were issued during 2005 (€3.5 billion in 2004).

(2)	Amena’s bank borrowings reflect drawdowns on credit lines and are measured at fair value.

(3)	TP Group’s bank borrowings reflect drawdowns on credit lines.

(4)	On January 17, 2005, France Telecom acquired 3.57% of TP SA, previously held by Tele Invest II. The price paid by France Telecom enabled Tele Invest II to fully pay down its debt of €349 million (see Note 4).

(5)	At December 31, 2005, this item mainly relates to ECMS in an amount of €145 million, and Orange Dominicana in an amount of €82 million (these figures were €90 million and €80 million, respectively, at December 31, 2004).

(6)	This item includes €297 million in drawndown credit lines at December 31, 2005, versus €275 million at December 31, 2004.

The effective global interest rate on bank borrowings, before swaps, breaks down as follows:

•	France Telecom SA: 3.12% at December 31, 2005 (2.76% at December 2004);

•	Amena: 3.29% at December 31, 2005;

•	TP Group: 3.06% at December 31, 2005 (3.30% at December 31, 2004).

22.2 Credit lines

At December 31, 2005, France Telecom had the following principal bilateral and syndicated credit lines:

	At December 31, 2005
	Currency	Amounts in currency	Euro-equivalent	Amounts drawn down (1)
		(in millions)	(in millions)	(in millions of euros)
France Telecom SA authorized overdrafts
Bank overdrafts	EUR	150	150	—

France Telecom SA syndicated credit lines
Long-term	EUR	8,000	8,000	—

France Telecom SA bilateral credit lines
Short-term (2)	EUR	425	425	425

Orange bilateral credit lines
Long-term (2)	BWP	45	7	7
Short-term (2)	BWP	20	3	3
Short-term	SKK	4,520	119	—
Long-term (2)	EUR	2	2	2

Orange syndicated credit lines
Long-term (2)	XOF	32,562	49	49
Short-term (2)	XOF	6,250	10	10
Long-term (2)	USD	68	58	58
Short-term (2)	USD	13	11	11
Long-term (2)	DOP	411	10	10
Short-term (2)	DOP	97	3	3
Long-term (2)	EGP	694	102	102
Short-term (2)	EGP	864	127	43

Amena bilateral credit lines
Long-term	EUR	15	15	—
Short-term (2)	EUR	2	2	2

Amena syndicated credit line
Long-term (2)	EUR	2,319	2,319	2,319
Short-term (2)	EUR	340	340	340

TP Group bilateral credit lines
Long-term (2)	EUR	265	265	265
Long-term (2)	PLN	285	74	74
Long-term (2)	USD	35	30	30
Short-term (2)	EUR	58	58	58
Short-term (2)	PLN	52	13	13
Short-term (2)	USD	12	10	10

	At December 31, 2005
	Currency	Amounts in currency	Euro-equivalent	Amounts drawn down (1)
		(in millions)	(in millions)	(in millions of euros)
TP Group syndicated credit line
Long-term	EUR	550	550	—

(1)	Amounts drawn down, before the impact of currency swaps and of measurement at amortized cost.

(2)	At December 31, 2005, drawdowns on these credit lines are included under “Bank borrowings” (see Note 22.1).

22.2.1 France Telecom SA

On June 20, 2005, a new €8 billion syndicated credit line was entered into by France Telecom SA. This new line of credit replaces the €10 billion syndicated credit line entered into on June 22, 2004, and is not subject to any specific covenants in respect of compliance with financial ratios. At December 31, 2005, no amount had been drawn down under this credit line.

This facility was issued at the following terms and conditions:

Amount (in euros)	Maturity	Fee on undrawn amounts	Margin
8 billion	7 years	4.25 basis points from 1 to 5 years 5 basis points beyond 5 years	14.5 basis points from 1 to 5 years 17 basis points beyond 5 years

France Telecom SA set up two additional bilateral credit lines, one for €125 million maturing on March 31, 2008, and another for €300 million with a renewable maturity date of December 28, 2006. These two facilities bear interest at a rate indexed to Euribor, and have been drawn down in full.

22.2.2 Amena

The terms and conditions of this syndicated credit facility are as follows:

Amount (in euros)	Maturity	Fee on undrawn amounts	Margin
2.7 billion	4.5 years	24 basis points	60 to 150 basis points (1)

(1)	The applicable interest rate linked to Euribor plus a margin of between 60 basis points and 150 basis points, determined by Amena’s net debt/EBITDA ratio (as defined in the contracts with financial institutions).

At December 31, 2005, this facility was drawn down in full. The corresponding liability has been recognized at fair value.

NOTE 23 – DERIVATIVES

23.1 Analysis of the fair value of derivatives

The table below provides details of the fair value of France Telecom Group’s derivatives at December 31, 2004 and December 31, 2005:

		At
(in millions of euros)	Notes	December 31, 2005	December 31, 2004
Derivatives (assets)
Cash flow hedges		84	27
Fair value hedges		31	62
Derivatives held for trading (1)		88	151

Total derivatives (assets) (a)	17 and 19	203	240

Derivatives (liabilities)
Cash flow hedges		150	252
Fair value hedges		513	1,232
Derivatives held for trading		991	572

Total derivatives (liabilities) (b)	19	1,654	2,056

Net derivatives (balance sheet liability position) (b) - (a)		1,451	1,816

(1)	Including equity derivatives: €3 million at December 31, 2005, and €18 million at December 31, 2004.

At December 31, 2005, the main contributors to aggregate net derivatives (balance sheet liability position) of €1,451 million are France Telecom SA (€809 million), TP Group (€301 million, mainly consisting of fair value hedges), and France Telecom España (€258 million, reflecting the value of the price guarantee given to minority shareholders of Amena – see Note 4).

The table below provides detailed information on the fair value of France Telecom SA’s derivatives at December 31, 2005:

(in millions of euros)	Notes	At December 31, 2005
Derivatives (assets)
Cash flow hedges	23.2	59
Fair value hedges	23.2	26
Derivatives held for trading		78

Total derivatives (assets)		163

Derivatives (liabilities)
Cash flow hedges	23.2	81
Fair value hedges	23.2	303
Derivatives held for trading		588

Total derivatives (liabilities)		972

Net derivatives (balance sheet liability position)		809

23.2 Disclosures relating to France Telecom SA’s derivatives qualifying as hedges

The following table provides a description of France Telecom SA’s hedging transactions at December 31, 2005:

		Notional maturity
(in millions of euros)	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years	Total
Derivatives (assets) qualified as hedges (a)
Cash flow hedges (1)	59		450				808	1,258
Fair value hedges (2)	26			789				789

Derivatives (liabilities) qualified as hedges (b)
Cash flow hedges (3)	81						2,206	2,206
Fair value hedges (3)	303						1,617	1,617

Net derivatives qualified as hedges (balance sheet liability position) (b) - (a)	299

(1)	Interest rate caps, cross interest rate swaps, and currency swaps.

(2)	Interest rate swaps.

(3)	Cross interest rate swaps and currency swaps.

23.3 Analysis of France Telecom SA’s currency instruments by currency

At December 31, 2005, France Telecom SA’s net balance sheet liability position in relation to derivatives amounted to €809 million. This total breaks down into €855 million relating to currency instruments (net liability balance sheet position) and €46 million relating to interest-rate instruments (net asset balance sheet position).

The following table analyzes the fair values of the liability leg of FT SA’s currency instruments by currency at December 31, 2005:

(in millions of euros)	EUR	USD	GBP	PLN	Total
Forward purchases	—	1	—	—	1
Currency swaps	2	2	(11)	8	1
CCIRS (1)	853	—	—	—	853

Total (net balance sheet liability position)	855	3	(11)	8	855

(1)	Currency component of cross currency interest rate swaps, euro borrower and foreign currency lender positions.

23.4 Notional amounts of currency payable and receivable

The following table gives the notional amounts of currency payable and receivable in respect of currency instruments (currency swaps, forward currency instruments and options) held by the Group. Issues in US dollars, yen and pounds sterling have mainly been converted into euros (France Telecom SA) and zloty (TP Group).

	Currency
	EUR	USD	JPY	GBP	PLN	Other currencies	Total in euros
Asset leg of currency swaps	1,311	7,788	—	—	—	—	7,913
Liability leg of currency swaps	(6,706)	—	—	—	(8,519)	—	(8,913)
Currency to be received on forward currency contracts	2,883	1,423	—	536	8	311	5,184
Currency to be delivered on forward currency contracts	(2,308)	(133)	(1,700)	(1,229)	(2,835)	(250)	(5,209)
Currency options	(8)	10	—	—	—	—	—

Total (1)	(4,828)	9,088	(1,700)	(693)	(11,346)	61	(1,025)

(1)	Positive amounts reflect currency receivable, and negative amounts reflect currency payable.

NOTE 24 – EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

24.1 Interest rate risk management

France Telecom seeks to balance its fixed-rate / variable-rate exposure in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by management.

24.1.1 Management of fixed-rate/variable-rate debt

The fixed-rate portion of the Group’s financial debts after swaps decreased from 73.3% at December 31, 2004 to 69.9% at December 31, 2005, most of which was attributable to France Telecom SA, whose fixed-rate debt fell from 75.9% to 71.9%. This reflects a fall in outstanding fixed-rate debt, with repayments of €4,797 million on borrowings taken out at fixed-rate compared to €2,517 million in new fixed-rate borrowings arranged. Moreover, new borrowings issued at variable rates exceed repayments on variable-rate debt, with €1,860 million of repayments compared to €1,500 million new variable-rate debt issued, and €425 million corresponding to two bilateral lines of credit.

24.1.2 Analysis of the Group’s sensitivity to changes in interest rates

•	Sensitivity of financial expense

France Telecom’s derivative instruments are analyzed according to whether or not they are eligible for hedge accounting:

•	derivatives that do not qualify for hedge accounting represent 2.5% of gross financial debt net of cash and cash equivalents and marketable securities and are mainly instruments on which France Telecom pays a fixed rate of interest. Therefore, a 1% rise in interest rates would lead to a decrease of approximately €115 million in financial expense;

•	the variable-rate portion of net financial debt after swaps designated as hedges (excluding derivatives qualifying as trading) represents 35%. A sudden 1% rise in interest rates would lead to an increase of approximately €165 million in financial expense.

Based on a constant amount of debt and a consistent management policy, a 1% rise in interest rates would result in an increase of approximately €50 million in financial expense.

•	Sensitivity of net financial debt

A 1% rise in interest rates would lead to an estimated reduction in the market value of financial debt after swaps of approximately €1.81 billion, which represents 3.45% of the market value of the Group’s net financial debt.

24.2 Foreign currency risk management

•	Operations

France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited.

At December 31, 2005, net foreign exchange gains in relation to business operations amounted to €14 million. The corresponding amount at December 31, 2004 was €20 million.

•	Financial operations

France Telecom usually hedges the currency risk related to the issuance of foreign currency borrowings.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency debt of the entities bearing the principal exchange rate risks (France Telecom SA, Orange and TP Group).

	Currency
	USD	GBP	CHF	DKK	SEK	EUR	Total euro- equivalent	€ millions 10% exchange rate fluctuation
France Telecom SA	(213)	(4)	(201)	(28)	5	—	(319)	(35)
TP Group	(19)	—	—	—	—	(113)	(129)	(13)
Orange	(7)	—	—	—	—	37	31	(9)

Total (currency)	(239)	(4)	(201)	(28)	5	(76)	(417)

Total (euros)	(203)	(6)	(129)	(4)	1	(76)	(417)	(57)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom SA, TP Group and Orange, i.e. a 10% decrease in the value of the euro against the dollar, zloty, pound sterling, Swiss franc, Danish krone, Swedish krona and the Egyptian pound, as well as a 10% increase in the US dollar against the Dominican peso. These unfavorable exchange rate movements would result in a foreign exchange loss of €57 million.

24.3 Liquidity risk management

On December 5, 2002, France Telecom announced that there were three components to reinforcing the Group’s financial position and its ability to meet its obligations:

•	strengthening equity: France Telecom met this first commitment via a capital increase of nearly €15 billion on April 15, 2003;

•	a plan for improving operational performance;

•	extending debt maturities.

Since its December 5, 2002 announcement, France Telecom has carried out transactions relating to:

•	bonds issued for an amount of €14.3 billion with an average initial maturity of around 11.9 years;

•	OCEANE bonds (convertible or exchangeable into new or existing France Telecom shares) issued for an amount of €1.15 billion with an average initial maturity of around 4.3 years (see Note 21);

•	EMTN (Euro Medium Term Notes): bonds issued for an amount of €5.1 billion with an average initial maturity of around 2 years;

•	credit lines: having extended the term of its €5 billion syndicated credit line to three years in 2003, France Telecom totally restructured its syndicated and bilateral credit facilities during the first half of 2004 by canceling the credit lines existing at December 31, 2003 or those put in place in the first quarter of 2004, and replacing them with a new €10 billion syndicated credit line on June 22, 2004. This credit line was canceled on June 20, 2005 following the establishment of a new €8 billion syndicated credit facility (see Note 22.2);

•	France Telecom SA have also set up two additional bilateral credit lines, one for €125 million with a maturity date of March 31, 2008, and another for €300 million with a renewable maturity date of December 28, 2006. These two credit facilities are indexed to Euribor and have been fully drawn down.

France Telecom’s liquidity position:

	At
(in millions of euros)	December 31, 2005	December 31, 2004
Available drawdowns on the new syndicated credit line (1)	8,000	—
Available drawdowns on the syndicated credit line entered into in 2004 (1)	—	10,000
Authorized overdrafts	150	150

France Telecom SA credit facilities (a)	8,150	10,150

Available drawdowns under the Group’s other main credit facilities (see Note 22) (b)	768	719

Cash and cash equivalents and marketable securities (see Note 20) (c)	4,136	3,393
Bank overdrafts (d)	(166)	(346)

Liquidity position (a) + (b) + (c) + (d)	12,888	13,916

(1)	This syndicated credit line was entered into on June 22, 2004, and was canceled on June 20, 2005 following the establishment of a new €8 billion syndicated credit facility (see note 22.2).

France Telecom’s debt ratings

At December 31, 2005, France Telecom’s debt ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Positive	Stable	Stable
Short-term debt	A2	P2	F1

On February 10, 2005, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB+ to A-. Moody’s, having already raised France Telecom’s long-term debt rating on February 23, 2005 from Baa2 to Baa1, further upgraded the rating to A3 on June 30, 2005. The short-term rating remains unchanged at P2. On March 24, 2005, Fitch increased France Telecom’s short-term rating from F2 to F1.

A portion of the debt (€11.3 billion of the outstanding balance at December 31, 2005) includes step-up clauses. This amount does not include the TDIRAs, the step-up clauses in respect of which are described in Note 21.2.

Standard & Poor’s upgrading of France Telecom’s debt rating on February 10, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in February 2005 for the Swiss franc denominated bonds issued in January 2001 and the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. The positive impact of the Standard & Poor’s rating upgrade is estimated at €23 million before tax for 2005.

Moody’s upgrading of France Telecom’s debt rating on February 23, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. Moody’s upgrading of France Telecom’s rating on June 23, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in September 2005 for the US dollar and pound sterling denominated bonds issued in March 2001. The positive impact of the Moody’s rating upgrade is estimated at €28 million before tax for 2005.

24.4 Management of covenants

•	Commitments with regard to financial ratios

At December 31, 2005, neither France Telecom SA nor TP Group has any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

However, the Group remains bound by the following commitments:

•	Certain financial ratios have to be respected in connection with Orange’s receivables securitization programs (notably gearing and interest cover ratios with respect to Orange France and Orange SA). If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

•	In respect of its 2003 bank financing contract, Amena must comply with the following ratios:

•	an interest cover ratio (EBITDA to net financial expense) equal to or greater than 4.25 at December 31, 2005; 5.25 at June 30, 2006; and 6.00 at December 31, 2006 and beyond (EBITDA as defined in the contracts);

•	a net financial debt to EBITDA ratio equal to or greater than 4.00 at December 31, 2005; 3.50 at June 30, 2006; and 3.00 at December 31, 2006 and beyond (net financial debt and EBITDA as defined in the contracts).

At December 31, 2005, the ratios calculated met the conditions required.

The financing of Kulczyk Holding’s purchase of its shares in TP SA, in respect of which France Telecom granted a guarantee (see Note 32), was also subject to compliance with certain financial ratios. Further to the purchase by France Telecom of Kulczyk Holding’s TP SA shares in October 2004 and January 2005 (see Notes 4 and 32), these commitments are no longer in force.

•	Commitments related to instances of default or material adverse changes in credit standing

Most of France Telecom’s financing agreements, including, in particular, the new €8 billion syndicated credit line set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program and France Telecom SA’s bilateral credit lines, are not subject to cross default or prepayment clauses in the event of a material adverse change in the credit standing of the borrower. When such clauses exist, accelerated repayment clauses stipulate that default by the borrower on a given contract does not automatically lead to the accelerated repayment of all other contracts.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom SA’s receivables disposal programs: (i) standard repayment scenarios on the contractual maturity day of the programs at December 31, 2007 (renewable maturity); (ii) accelerated payment, notably in the event of a downgrading of France Telecom’s long-term rating to BB-. In the event of early repayment, the securitization conduits stop participating in the financing of new receivables, and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

•	Other commitments

As part of the sale of future State receivables accounted for as bank borrowings, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

24.5 Credit risk management

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash, trade receivables and negotiable bills, marketable securities and derivative financial instruments.

France Telecom considers that it has an extremely limited exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and countries.

France Telecom invests its cash and cash equivalents and marketable securities with financial institutions and industrial groups that are rated A-/A3 or above. On the rare occasions when investments are made with lower-rated counterparties, the rating is therefore the best available rating in the country concerned.

France Telecom enters into interest rate and foreign exchange contracts with leading financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of non-performance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved.

Individual limits are established based on the counterparty’s credit rating and equity. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

24.6 Market risk on shares

At December 31, 2005, France Telecom SA had no options to purchase its own shares.

NOTE 25 – FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The principal methods and assumptions used to estimate the fair value of financial instruments are described below.

For cash and cash equivalents and trade receivables and payables, France Telecom considers their carrying amount to be the most representative estimate of market value, due to the short-term maturity of these instruments.

The market values of non-consolidated investments in quoted companies and listed marketable securities have been estimated based on quoted market prices at the year-end. Other securities are measured using available information based on factors such as transaction value, discounted future cash flows and comparable multiples (see Notes 16 and 17).

The market value of long-term and short-term debt was determined using:

•	the estimated value of future cash flows, discounted using rates available to France Telecom at the end of the period for instruments with similar terms and maturities;

•	the quoted market value for convertible, exchangeable and indexed bonds.

	At
	December 31, 2005		December 31, 2004
(in millions of euros)	Book value	Estimated fair value	Book value	Estimated fair value
Long-term loans (1)	42,636	47,105	50,236	55,790
Bank overdrafts and short-term borrowings, excluding accrued interest (1)	9,193	9,305	4,037	4,027
Accrued interest on borrowings	1,396	1,396	1,172	1,172

Total	53,225	57,806	55,445	60,989

(1)	Fair values are presented net of accrued interest (except as regards derivatives).

NOTE 26 – EMPLOYEE BENEFITS

26.1 Key figures

	At
(in millions of euros)	December 31, 2005	December 31, 2004
Pensions and other similar obligations	744	707
Other employer-related payables and payroll taxes due (1)	1,698	1,903

Total employee benefit obligations	2,442	2,610

- Of which non-current	679	628
- Of which current	1,763	1,982

(1)	Mainly comprises provisions for paid leave and payroll taxes payable.

26.2 Pensions and other long-term employee benefit obligations

Pensions and other long-term employee benefit obligations comprise post-employment benefits and other long-term benefits (see Note 2.1.21).

Post-employment benefits include:

•	benefits other than pensions;

•	retirement bonuses;

•	other pension plans: France Telecom has defined benefit pension plans and defined contribution plans open to employees and retirees. The benefits provided under these plans are primarily based on years of service and average compensation, or a monthly retirement benefit amount.

The expense recognized in connection with the defined contribution plans totaled €1,228 million in 2005 (€1,237 million in 2004), and mainly relates to contributions in full discharge to pension plans of civil servants among France Telecom’s personnel.

Other long-term benefits consist mainly of seniority awards and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

The assumptions used for the Eurozone (representing over 70% of France Telecom’s liability) are as follows:

•	a long-term discount rate of 4%, and a medium-term discount rate of 3.5%;

•	a long-term inflation rate of 1.5% to 2% depending on the country;

•	average expected long-term increase in salaries of 2%;

•	expected return on plan assets of 3%.

The table below provides details on the movements in value of these commitments:

	Post-employment benefits
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long- term benefits	Total 2005	Total 2004
Benefit obligation at the beginning of the year	301	259	206	252	1,018	937
Service cost	20	15	14	13	62	42
Interest cost	12	11	9	3	35	39
Employee contributions	6	—	—	—	6	6
Amendments	—	(13)	20	(34)	(27)	(5)
Curtailments/settlements	—	—	(6)	(2)	(8)	(50)
Actuarial losses/(gains)	16	33	(6)	7	50	87
Benefits paid	(11)	(19)	(22)	(19)	(71)	(49)
Changes in the scope of consolidation	—	—	—	—	—	—
Acquisitions/disposals	—	4	—	26	30	—
Other (exchange differences)	9	4	1	5	19	11

Benefit obligation at the end of the year (A)	353	294	216	251	1,114	1,018

- Of which benefit obligation at the end of the year in respect of employee benefit plans that are wholly or partly funded	350	33	—	—	383	326
- Of which benefit obligation at the end of the year in respect of employee benefit plans that are wholly unfunded	3	261	216	251	731	692

Changes in plan assets break down as follows:

	Post-employment benefits
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total 2005	Total 2004
Fair value of plan assets at the beginning of the year	165	1	—	—	166	148

Actuarial return on plan assets	15	—	—	—	15	12
Employer contributions	24	9	1	8	42	24
Employee contributions	6	—	—	—	6	6
Curtailments/settlements	—	—	—	—	—	(1)
Benefits paid	(11)	(9)	(1)	(8)	(29)	(17)
Changes in the scope of consolidation	—	—	—	—	—	(4)
Acquisitions/disposals	—	—	—	—	—	—
Other (exchange differences)	4	—	—	—	4	(2)

Fair value of plan assets at the end of the year (B)	203	1	—	—	204	166

The corresponding provisions at the end-of 2005 are as follows:

	Post-employment benefits
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total 2005	Total 2004
Net funded status (A) - (B)	150	293	216	251	910	853

Unrecognized actuarial gains/losses	(51)	(47)	(33)	—	(131)	(97)
Unrecognized prior service cost	—	(36)	1	—	(35)	(49)
Asset ceiling adjustment	—	—	—	—	—	—

Provisions	99	210	184	251	744	707

- Of which current	6	12	15	32	65	79
- Of which non-current	93	198	169	219	679	628

The following table provides a breakdown of the periodic pension cost:

	Post-employment benefits
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total 2005	Total 2004
Service cost	20	15	14	13	62	42
Interest cost	12	11	9	3	35	40
Expected return on plan assets	(10)	—	—	—	(10)	(10)
Actuarial (gains)/losses	4	—	1	7	12	1
Amortization of unrecognized prior service cost	—	5	16	(33)	(12)	5
Impact of curtailments/settlements	—	—	(4)	(2)	(6)	(51)
Asset ceiling adjustment	—	—	—	—	—	—

Net periodic pension cost	26	31	36	(12)	81	27

Changes in provisions can be broken down as follows:

	Post-employment benefits
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total 2005	Total 2004
Provision at the beginning of the year	96	189	170	252	707	723

Net periodic pension cost	26	31	36	(12)	81	27
Employer contributions	(24)	(1)	—	—	(25)	(24)
Benefits directly paid by the employer	—	(16)	(23)	(19)	(58)	(33)
Changes in the scope of consolidation	—	—	—	—	—	—
Acquisitions/disposals	—	4	—	26	30	—
Other	1	3	1	4	9	14

Provision at the end of the year	99	210	184	251	744	707

NOTE 27 – SHARE-BASED COMPENSATION

27.1 Stock options plans

In 2005

•	France Telecom SA set up a stock option plan pursuant to an authorization given by its Ordinary and Extraordinary Shareholders’ Meeting held on September 1, 2004.

•	PagesJaunes SA also set up a stock option plan for its employees in June 2005.

•	Following the acquisition of all of Equant’s assets and liabilities (see Note 4), an indemnity was paid on all Equant options before these were cancelled on May 24, 2005.

Orange SA, Wanadoo SA and Equant granted their executive directors and employees options to purchase shares prior to 2005. The terms and conditions of the Wanadoo and Orange plans (set up in connection with the buyout of the minority shares in these companies) are provided below, with details of the various plans.

27.1.1 France Telecom

France Telecom’s stock option plan was set up on October 26, 2005 (October 27 in the UK), and had a weighted exercise price of €23.46. If exercised, these options may be exchanged for new France Telecom shares over a period of ten years. The options vest in full after a three-year period.

27.1.2 Orange

27.1.2.1 Orange liquidity contract

Upon completion of the tender offer followed by a compulsory purchase of outstanding Orange shares, France Telecom offered Orange stock option holders and holders of Orange shares obtained upon exercise of stock options, the possibility of entering into a liquidity contract.

Orange shares covered by the liquidity contract are automatically transferred to France Telecom either upon exercise by the participants of the relevant options or at the end of the non-transferability period for options already exercised.

The signatories to the liquidity contract undertake not to exercise their options before the end of any tax or social security unavailability period and more generally not to transfer or convert into bearer shares, any Orange shares obtained upon the exercise of their options in such manner as to render Orange or one of its subsidiaries liable to pay social security or tax contributions.

The shares are exchanged based on the exchange ratio applicable in the exchange offer, i.e. 0.446 France Telecom SA share for one Orange SA share at December 31, 2005, adjusted, where applicable, to take into account any changes in the share capital or shareholders’ equity of France Telecom SA as described in the liquidity contract, and consistent with usual practices and within the limits of relevant laws and regulations.

Orange stock options covered by the liquidity contract are treated as options to purchase or subscribe for France Telecom SA shares and are considered as dilutive instruments from the closing date of the public exchange offer in relation to Orange shares, i.e. October 7, 2003, provided that their exercise price divided by 0.446 does not exceed the average annual market price of France Telecom SA shares in 2005 (see Note 30).

During the second half of 2005, and in accordance with the terms and conditions of the liquidity contract, France Telecom SA allocated, at no consideration, options liquidity instruments to holders of Orange options covered by a liquidity contract. These instruments consist of warrants redeemable for cash and/or new or existing France Telecom SA shares, and are aimed at facilitating the issuance, transfer and delivery of France Telecom SA shares subject to liquidity contracts. Options liquidity instruments are share equivalents, and no request for listing has been filed. A total of 81,791,153 options liquidity instruments were allocated to Orange bondholders covered by a liquidity contract, at a rate of one options liquidity instrument for one Orange stock option.

The Orange stock option plans were originally accounted for as equity-settled. From May 2004, France Telecom SA elected to redeem them for cash, and consequently the plans were accounted for as cash-settled. However, since September 2005, and due to the issuance of the options liquidity instruments facilitating the delivery of new or existing France Telecom SA shares and the current decision to deliver new shares, Orange stock option plans have again been accounted for as plans entitling the holder to subscribe to new shares (equity-settled).

27.1.2.2 Description of Orange stock option plans at the grant date

Orange stock option plans can be broken down into four categories: International, France, USA and Sharesave.

The “International” plans (2001, 2002 and 2003) represent a total of 85,693,210 options with terms of ten years, except for Switzerland where the term is twelve years. The vesting period for most of these plans is three years, with options either vesting progressively at a rate of one-third per year over the three-year period, of fully at the end of the vesting period. Certain options have two-year vesting periods, and others have individually defined vesting periods.

The “France” plans (2001, 2002 and 2003) represent a total of 45,983,363 options with terms of 10 years. The options under most of these plans vest in full after a three-year vesting period. However, certain plans have individually defined vesting periods.

The “USA” plans (2001, 2002 and 2003) represent a total of 3,621,755 options with terms of 10 years. The options under most of these plans vest progressively over a period of approximately 40 months (30% after approximately 15 or 16 months and an additional 17.5% per six-month period thereafter). However, certain options granted under the 2001 plan have a five-year vesting period with options vesting at a rate of 20% per annum.

The “Sharesave” plans, which concern the United Kingdom and the Netherlands, have an exercise period of six months from the vesting date. The exercise price for the UK plans is denominated in pounds sterling. The 4,037,379 options granted under the UK SAVE – 5 year (2001) plan vest after approximately 5 years. The 5,839,507 options granted under the UK SAVE – 3 year (2001, 2002 and 2003) plans, and the 232,186 options granted under the Netherlands SAVE – 3 year plans, vest after approximately three years.

The Group’s consolidated subsidiaries Mobistar and ECMS (Mobinil) have also set up the following respective stock option plans:

•	Mobistar: 849,883 stock subscription options granted in 2000, which have been fully vested since July 2005.

•	ECMS: 493,750 stock options granted in 2003 with terms of seven years, and that vest after three years.

27.1.3 Wanadoo

In connection with the purchase of the minority shares in Wanadoo, France Telecom undertook to guarantee the liquidity of the shares issued following the exercise of Wanadoo stock options. This commitment resulting in Wanadoo stock options being exchanged for France Telecom stock options following the merger of Wanadoo SA and France Telecom SA in September 2004, at a ratio of 7 France Telecom SA shares for 18 Wanadoo SA shares, subject to adjustments that may be made further to subsequent financial transactions.

Wanadoo’s 2000, 2001, 2002 and 2003 stock option plans can be broken down into two categories: plans for French employees, representing a total of 30,630,000 options allocated, and those for UK employees (Wanadoo UK – formerly Freeserve), representing 8,475,327 options granted. All these plans have 10-year terms and are equity-settled, although they were temporarily cash-settleable from March 9, 2004 through September 1, 2004.

For French employees, the stock options vest in full after three years (or five years for the 2000 plan). In addition, the exercise of the options granted under the 2000 and 2001 plans is subject to a number of performance conditions relating to the underlying shares and operating results. Stock options granted under the UK plans vest progressively over a period of approximately three years (50% after 2 years, and 50% after 3 years).

27.1.4 Equant

Equant set up several stock option plans in 2001, 2002, 2003 and 2004, representing a total of 8,554,118 options granted. All of these plans were equity-settled and had ten-year terms. The vesting period for most of the plans was three or four years (one third per year for three years or a quarter per year for four years). Just one stock option plan was granted in 2005, which represented a total of 98,133 options with an exercise price of €4.27, and vested immediately.

All Equant options were vested in advance of term on February 9, 2005. Options unexercised at that date were indemnified before being cancelled on May 24, 2005.

27.1.5 PagesJaunes

PagesJaunes’ stock option plan was set up on June 28, 2005, and had an exercise price of €19.30. These options are equity-settled with ten-year terms, and vest in full after a three-year period.

27.1.6 Movements in stock option plans during the year

Details of the stock option plans granted to France Telecom Group employees can be summarized as follows for the 2005 and 2004 financial years:

	Year ended December 31, 2005
France Telecom stock option plan	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	—	—

Granted	14,516,445	€23.46
Exercised	—
Cancelled, returned, lapsed,	—
Options outstanding at the end of the year	14,516,445	€23.46

	Year ended December 31, 2005		Year ended December 31, 2004
Orange stock option plan	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	98,938,143	€8.77	115,054,616	€8.72

Granted	—	—	—	—
Exercised	(19,745,686)	€8.67	(8,546,003)	€7.76
Cancelled, returned, lapsed	(3,428,937)	€8.60	(7,570,470)	€9.05
Options outstanding at the end of the year	75,763,520	€8.80	98,938,143	€8.77

	Year ended December 31, 2005			Year ended December 31, 2004
Mobistar stock option plan	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	255,826	€34.15		778,770	€34.15

Granted	—	—		—	—
Exercised	(237,866)	€34.15		(517,520)	€34.15
Cancelled, returned, lapsed	137 (1)	€34.15		(5,424)	€34.15
Options outstanding at the end of the year	18,097	€34.15		255,826	€34.15

	Year ended December 31, 2005			Year ended December 31, 2004
Mobinil stock option plan	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	493,750	€6.10		493,750	€6.10

Granted	—	—		—	—
Exercised	—	—		—	—
Cancelled, returned, lapsed	—	—		—	—
Options outstanding at the end of the year	493,750	€5.35	(2)	493,750	€6.10

	Year ended December 31, 2005			Year ended December 31, 2004
France Telecom stock option plan (former Wanadoo plan)	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	10,285,794	€19.71		32,326,955	€7.41

Granted	—	—		—	—
Converted into FT options (7/18ths)	—	—		12,554,718	€19.06
Additional options based on the purchase ratio	31,161	€20.49	(3)	—	—
Exercised	(1,630,683)	€14.93	(3)	(1,825,516)	€15.41
Cancelled, returned, lapsed	(255,170)	€20.04	(3)	(443,408)	€18.96
Options outstanding at the end of the year	8,431,102	€20.55		10,285,794	€19.71

	Year ended December 31, 2005
PagesJaunes stock option plan	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	—	—

Granted	3,796,800	€19.30
Exercised	—	—
Cancelled, returned, lapsed	(39,800)	€19.30
Options outstanding at the end of the year	3,757,000	€19.30

(1)	This item corresponds to the cancellation of 275 options, less the restoration of 412 options that were cancelled in 2004 for employees on secondment within the Group.

(2)	The weighted exercise price in Egyptian pounds remains unchanged (EGP 36.06)

(3)	The weighted exercise price shown includes the adjustment to the exercise price following the capital increase of September 26, 2005.

Options outstanding at the end of the year:

	Year ended December 31, 2005
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range	Number of options exercisable at year-end
France Telecom stock option plan	14,516,445	118	€23.46 - €23.48	—
Orange stock option plans (France)	75,763,520	68	€4.48 - €10.00	54,506,222
Mobistar stock option plan	18,097	30	€34.15	18,097
Mobinil stock option plan	493,750	59	€5.35	0
France Telecom stock option plans (former Wanadoo plans)	8,431,102	74	€13.84 - €48.70	6,483,843
PagesJaunes stock option plan	3,757,000	114	€19.30	—

	Year ended December 31, 2004
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range	Number of options exercisable at year-end
Orange stock option plans	98,938,143	79	€4.48 - €10.00	42,967,615
Mobistar stock option plan	255,826	41	€34.15	66,465
Mobinil stock option plan	493,750	71	€6.10	0
France Telecom stock option plans (former Wanadoo plans)	10,285,794	85	€13.89 - €48.86	3,532,307
Equant stock option plans	7,792,907	—	€3.28 - €30.00	3,483,831

27.1.7 Fair value of options granted and options remeasured during the year

France Telecom has measured the fair value of goods or services received from employees during the year based on the fair value of the equity instruments granted. Equant, France Telecom and PagesJaunes issued stock options in 2005, but no other equity instruments were granted during the year.

All the fair values of the stock options granted in 2005 were calculated using a binomial model which reflects the expected behavior of grantees and also assumes that all the options will be exercised once the value of the underlying shares reaches twice the exercise price.

The expected volatility has been established based on a multi-criteria analysis using the implicit volatility of financial instruments at the measurement date, the historical volatility for the year preceding the measurement date, the historical volatility over the longest available period preceding the measurement date, and, for the France Telecom options, for the period between mid-May 2003 and the measurement date.

France Telecom does not base its valuations solely on past experience without analyzing whether such experience represents a reasonable indicator of future expectations.

At the grant date of the options liquidity instruments, the weighted fair value of outstanding Orange options was revalued at €3.05. This revaluation does not concern Mobistar or ECMS.

The weighted average fair value of options granted or amended during the year is shown per plan type in the table below:

Weighted average fair value
France Telecom stock option plan	€4.06
Orange stock option plans	€3.05
Equant stock option plans	€4.52
PagesJaunes stock option plan	€1.68

The assumptions used to measure fair value are as follows:

Key assumptions	FT SA plan	Orange plans	Equant plans	PagesJaunes plan
Price of underlying at the grant date	€23.07	€11.15 (1)	€4.27	€19.00
Exercise price	€23.46	€8.79	€4.27	€19.30
Expected volatility	22.00%	25.00%	65.00%	15.00%
Option term (contractual or expected)	10 years	5.9 years	10 years	10 years
Turnover rate (annual)	1.50%	6.94%	0.00%	2.00%
Expected dividend payout rate	4.00%	4.00%	0.00%	5.00%
Risk-free yield	3.00%	2.59%	3.50%	2.75%

(1)	Price of the underlying after the application of the exchange ratio of 0.446 France Telecom SA share for one Orange SA Share.

	December 31, 2005		December 31, 2004
(in millions of euros)	Expense for the year	Liability recognized	Expense for the year	Liability recognized
Cash-settled plans (1)
Orange stock option plans (2)	—	—	94	285

Equity-settled plans
Orange stock option plans	32	—	—	—
Mobistar stock option plan	—	—	4	—
Equant stock option plans	9	—	11	—
Former Wanadoo stock option plans	12	—	27	—
France Telecom stock option plan	3	—	—	—
Other stock option plans	2	—	—	—

Total	58	—	136	285

(1)	The intrinsic value of stock options vested at December 31, 2004 totaled €52 million.

(2)	The €94 million expense for the year represents €67 million in amortization of the fair value of options at the grant date, and an additional €27 million subsequent to the year-end remeasurement at fair value.

27.2 Employee share offers

For the following operations, the Group measured the benefits granted to current and former employees at their fair value at the grant date, assuming a risk-free yield of approximately 2.2% (compared with 2.7% at December 31, 2004).

27.2.1 Offer by the French State in 2005

Following the June 9, 2005 sale by the French State of 152.2 million of its France Telecom shares, representing 6.2% of the capital of France Telecom, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of France Telecom Group. The share offer related to 16.9 million shares, representing 0.68% (undiluted) of the total number of shares making up the share capital of France Telecom SA at June 30, 2005.

The unit price of the shares was set at €19.79, corresponding to 80% of the sale price under the private placement with investors (€22.55).

The subscription period ran from September 15 through September 27, at the end of which 16.7 million shares had been purchased. The shares were delivered and paid for on November 7, 2005.

The expense recognized in respect of this operation amounts to €120 million.

27.2.2 Share offers in 2004

In the 2004 income statement, the effect is an additional charge of (i) €247 million in respect of the State’s share offer and (ii) €16 million in respect of the PagesJaunes rights issue.

•	Offer by the French State in 2004

Following the September 7, 2004 sale by the French State of 267.7 million of its France Telecom shares, representing 10.85% of France Telecom’s capital, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of the France Telecom Group. The share offer related to 29.7 million shares, representing 10% of the total number of shares sold.

The shares were offered at a unit price of €15.24, corresponding to 80% of the sale price of France Telecom shares under the private placement with investors (i.e. €19.05 per share).

The subscription period ran from December 1 through December 13, 2004. At the end of this period, 28.7 million shares had been purchased. The shares were delivered and paid for on January 20, 2005.

•	PagesJaunes 2004 share offer

Following the sale of shares to outside investors in July 2004, PagesJaunes carried out a share issue for France Telecom employees. A total of 4.7 million shares were purchased by employees.

NOTE 28 – PROVISIONS

28.1 Provisions break down as follows:

(in millions of euros)	Note	At December 31, 2004	Increases	Reversals (utilizations)	Reversals (releases)	Discounting	Changes in scope, reclassifications and translation adjustments (1)	At December 31, 2005
Early retirement plans	28.2	3,518	182	(887)	—	97	—	2,910
Other employment termination benefits	28.2	16	5	(5)	—	—	—	16
MobilCom		80	—	—	(53)	—	—	27
Restructuring provisions	28.3	212	150	(150)	(6)	4	50	260
Provisions for claims and litigation	33	424	127	(39)	(242)	—	31	301
Provisions for dismantling and restoring sites	28.4	340	—	(10)	(2)	15	122	465
Other provisions		602	163	(228)	(76)	3	49	513

Total provisions		5,192	627	(1,319)	(379)	119	252	4,492

- Of which non-current		3,249	274	(975)	(23)	119	1	2,645
- Of which current		1,943	353	(344)	(356)	—	251	1,847

(2)	Changes in scope relate mainly to Amena in an amount of €206 million.

28.2 Provisions for employment termination benefits

Provisions for employment termination benefits (see Note 2.1.21) consist of:

•	early retirement plans in France for civil servants and employees under contract;

•	other termination benefits.

The assumptions used are as follows:

•	short-term discount rate: 3%

•	inflation rate: 2%

•	average rate of salary increase: 2%

•	success rate of the early retirement plan: 96%

The table below provides details of movements in the value of these commitments:

	Termination benefits
(in millions of euros)	Early retirement plans	Other employment termination benefits	Total 2005	Total 2004
Benefit obligations at the beginning of the year	3,518	16	3,534	4,176
Service cost	—	—	—	—
Interest cost	97	—	97	149
Employee contributions	—	—	—	—
Amendments	—	—	—	—
Curtailments/settlements	—	—	—	—
Actuarial losses/(gains)	182	5	187	9
Benefits paid	(887)	(5)	(892)	(800)
Changes in the scope of consolidation	—	—	—	—
Acquisitions/disposals	—	—	—	—
Other (exchange differences)	—	—	—	—

Benefit obligations at the end of the year: (A)	2,910	16	2,926	3,534

- Of which benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	—	—	2,926	—
- Of which benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	2,910	16	2,926	3,534

There are no plan assets associated with termination benefits.

Net periodic pension cost:

	Termination benefits
(in millions of euros)	Early retirement plans	Other employment termination benefits	Total 2005	Total 2004
Service cost	—	—	—	—
Interest cost	97	—	97	149
Expected return on plan assets	—	—	—	—
Actuarial losses (gains)	182	5	187	9
Amortization of unrecognized past service cost	—	—	—	—
Impact of curtailments/settlements	—	—	—	—
Asset ceiling adjustment	—	—	—	—

Net periodic cost	279	5	284	158

Changes in provisions can be broken down as follows:

	Termination benefits
(in millions of euros)	Early retirement plans	Other employment termination benefits	Total 2005	Total 2004
Provisions at the beginning of the year	3,518	16	3,534	4,176
Net periodic cost	279	5	284	158
Employer contributions	—	—	—	—
Benefits directly paid by the employer	(887)	(5)	(892)	(800)
Changes in the scope of consolidation	—	—	—	—
Acquisitions/disposals	—	—	—	—
Other	—	—	—	—

Provisions at the end of the year	2,910	16	2,926	3,534

- Of which current	1,014	11	1,025	902
- Of which non-current	1,896	5	1,901	2,632

28.3 Restructuring provisions

(in millions of euros)	At December 31, 2004	Increases	Reversals (utilizations)	Reversals (releases)	Discounting	Changes in scope, reclassifications and translation adjustments	At December 31, 2005
Employee termination benefits (1)	14	—	(13)	—	—	(1)	—
Site reorganization costs (2)	63	11	(34)	—	4	2	46
Other	6	—	—	(4)	—	2	4
Sub-total Orange	83	11	(47)	(4)	4	3	50

Employee termination benefits (3)	8	2	(1)	—	—	1	10
Site reorganization costs (4)	34	—	—	—	—	5	39
Sub-total Equant	42	2	(1)	—	—	6	49

Employee termination benefits (5)	37	1	(33)	—	—	1	6
Sub-total TP Group	37	1	(33)	—	—	1	6

Employee termination benefits (6)	14	17	(9)	—	—	—	22
Site reorganization costs (7)	30	23	(29)	—	—	5	29
Other (8)	—	83	(20)	—	—	—	63
Sub-total France Telecom SA	44	123	(58)	—	—	5	114

Other (9)	—	—	(6)	—	—	33	27

Sub-total Amena Group	—	—	(6)	—	—	33	27

Other entities	6	13	(5)	(2)	—	2	14

Total	212	150	(150)	(6)	4	50	260

(1)	At December 31, 2004, these provisions related to:

•	332 employee terminations in the UK (of which 131 managers and 201 non-managerial staff);

•	40 employee terminations in France (of which 1 manager and 39 non-managerial staff).

(2)	At December 31, 2005, this item mainly relates to future losses on real estate leasing contract.

(3)	At December 31, 2005, this item principally covers planned employee termination costs for Equant personnel.

(4)	At December 31, 2005, this item concerns costs related to leased property that has become vacant.

(5)	At December 31, 2005, this item mainly covers planned employee termination costs relating to TP Group, affecting 3,000 employees in 2005.

(6)	At December 31, 2005, this item mainly corresponds to departures in connection with the offer open to French civil servants of secondment within the public sector (see Note 32).

(7)	At December 31, 2005, this item concerns costs related to leased property that has become vacant.

(8)	At December 31, 2005, this item relates to contributions to the Works’ Committee in respect of early retirement plans.

(9)	The provision booked at December 31, 2005 mainly corresponds to the renegotiation of the network user contract with Amena.

28.4 Provisions for dismantling and restoring sites

The measurement of the obligation is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by France Telecom to meet its environmental commitments and annual scheduled asset returns for telephone poles and public telephones, and its estimated site departures for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc, and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

At December 31, 2005, the provision booked for dismantling and restoring sites mainly covered costs relating to:

•	restoring mobile telephony antennae sites: €226 million (€137 million in 2004);

•	dismantling telephone poles: €165 million (€140 million in 2004);

•	dismantling public telephones: €59 million (€40 million in 2004); and

•	dismantling terminals: €10 million (€13 million in 2004).

28.5 Impact of provision charges for the year and reversals of unused provisions

	Year ended December 31, 2005
(in millions of euros)	Charge for the year	Reversals of unused provisions	Other	Total
Gross operating margin	259	(363)	—	(104)
Operating income	596	(369)	—	227
Net income before income tax and minority interests	627	(379)	—	248

NOTE 29 – OTHER LIABILITIES AND DEFERRED INCOME

29.1 Other non-current liabilities

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Cable network access fees (1)	705	531
Licenses (2)	256	203
Deferred gains and losses on securities (3)	126	383
Other	144	222

Total	1,231	1,339

(1)	This amount rose in 2005 due to the disposal of Group cable network activities (see Note 4).

(2)	This item mainly comprises the deferred payment on TP Group’s UMTS license.

(3)	At December 31, 2004, this amount mainly included €308 million in deferred gains in respect of the disposal of shares in Tower Participations SAS, recognized in 2005 (see Notes 4, 8 and 15).

29.2 Other current liabilities

(in millions of euros)	At
	December 31, 2005	December 31, 2004
VAT payable	1,099	1,097
Taxes other than on income (1)	391	320
Employee share offers (2)	156	448
Submarine cable management consortium (3)	117	89
Cable network access fees	52	35
Other	377	699

Total	2,192	2,688

(1)	Mainly business and training taxes.

(2)	This item corresponds to the amount payable by France Telecom SA to the French State in connection with share offers reserved for current and former employees (see Notes 18 and 27).

(3)	This line relates to amounts payable to other operators in a submarine cable management consortium (see Note 18).

29.3 Deferred income

	At
(in millions of euros)	December 31, 2005	December 31, 2004
Prepaid telephone cards	687	564
Service access fees	1,100	1,102
Advertising revenue from telephone directories	585	524
Deferred revenue	1,340	1,380
Other	43	—

Total	3,755	3,570

NOTE 30 – EQUITY

At December 31, 2005, the share capital of France Telecom amounted to €10,412,239,188, comprising 2,603,059,797 ordinary shares with a par value of €4 each. For the year ended December 31, 2005, the weighted average number of ordinary shares outstanding amounted to 2,503,350,896, and the weighted average number of ordinary and dilutive shares stood at 2,686,117,216.

At December 31, 2005, the French State owned directly, and indirectly through ERAP, 32.45% of France Telecom’s share capital.

30.1 Changes in share capital

During 2005:

Pursuant to the Ordinary and Extraordinary Shareholders’ Meeting of France Telecom held on April 22, 2005, the Board of Directors has the authority, for a period of 26 months, to proceed with the issuance, with or without preferred subscription rights for shareholders, of ordinary shares and instruments giving access to France Telecom share capital, including in the event of a public offer launched by France Telecom. The same meeting voted to renew the Board’s authority to issue shares to those holders of Orange shares or subscription options that have signed liquidity contracts with France Telecom. The Board was also authorized to proceed with the issuance, without consideration, of options liquidity instruments for holders of Orange share subscription options covered by liquidity contracts. The maximum share issues that may be carried out in the immediate or long term under these authorizations was set at €8 billion.

The resolutions voted also authorized the following:

•	As part of the acquisition of nearly 80% of Spanish mobile operator Amena (see Note 4), on August 31, 2005 France Telecom carried out a capital increase of €3,020 million (including additional paid-in capital) through the issuance of 133,439,454 new shares, and granted, without consideration, one equity warrant (BSA) per share held on August 31, 2005. These warrants granted bearers the right, for every 37 warrants held, to subscribe to 2 new shares in France Telecom at a unit price of €22.63. This operation was subject to an information memorandum approved by the French stock exchange regulatory authority (Autorité des marchés financiers – AMF) on August 31, 2005 under visa no. 05-666. The shares were delivered and paid for on September 26, 2005. The cost of the issue was included in additional paid-in capital for an amount of €63 million.

•	France Telecom has carried out capital increases by creating 2,286,917 shares, including 1,630,683 shares underlying the subscription options for Wanadoo shares transferred to France Telecom, and 656,234 shares underlying the options liquidity instruments held by Orange stock option holders. The creation of 826,954 new shares was noted by the Board of Directors on July 27, 2005, and the remainder on January 26, 2006.

During 2004:

•	On April 9, 2004, the Board of Directors noted the creation of 1,145 shares further to the conversion of convertible bonds into France Telecom shares in the first quarter of 2004.

•	On April 29, 2004, France Telecom issued 64,796,795 new shares as consideration for the Wanadoo shares mixed public tender and exchange offer.

•	France Telecom increased its share capital through the issuance of 218,658 shares further to the exercise of Wanadoo SA stock options transferred to France Telecom between September 27, 2004, and December 31, 2004. This capital increase was noted by the Board of Directors on January 26, 2005.

30.2 Treasury shares

The Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005 authorized, for a period of 18 months running from the date of the meeting to October 22, 2006, a share buyback program approved by the French stock market regulatory authority on April 6, 2005, under visa no. 05-220, for up to 10% of France Telecom’s capital.

France Telecom SA did not purchase any shares in 2005 under this authorization, and therefore held no treasury shares at December 31, 2005.

On December 6, 2004 France Telecom purchased 34 shares to cover the conversion in advance of term of two France Telecom 4% bonds maturing on November 29, 2005.

30.3 Earnings per share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share.

	Year ended
(in millions of euros)	December 31, 2005	December 31, 2004
Net income used for calculating basic earnings per share	5,709	3,017
Impact on net income of converting each category of dilutive financial instrument:
- Perpetual bonds redeemable for shares (TDIRAs) (1) and (2)	190	—
- OCEANE bonds (2)	12	4
- Orange liquidity contract (3)	(1)	—

Net income used for calculating diluted earnings per share	5,910	3,021

(1)	Perpetual bonds redeemable for France Telecom shares (TDIRAs) were considered as anti-dilutive instruments at December 31, 2004, and were therefore excluded from the calculation of diluted earnings per share at that date. However, TDIRAs are considered dilutive at December 31, 2005.

(2)	See Note 21.

(3)	See Note 27.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share.

	Year ended
(number of shares)	December 31, 2005	December 31, 2004
Weighted average number of ordinary shares outstanding – basic	2,503,350,896	2,444,046,190
Perpetual bonds redeemable for shares (TDIRAs) (1) and (2)	129,514,587	—
OCEANE bonds (2)	44,591,205	14,648,679
Orange liquidity contract (3)	5,850,735	10,605,877
Wanadoo stock options transferred (3)	2,809,793	4,627,930
France Telecom SA stock options (3)	—	—

Weighted average number of shares outstanding – diluted	2,686,117,216	2,473,928,676

(1)	At December 31, 2004, TDIRAs represented 132,601,144 shares.

(2)	See Note 21.

(3)	See Note 27. Diluted earnings per share do not include subscription options whose exercise price is greater than the 12-month average market price.

30.4 Dividends

France Telecom’s Ordinary Shareholders’ Meeting, held on April 22, 2005, decided to pay France Telecom shareholders a cash dividend in respect of 2004 of €0.48 per share outstanding on the date of said meeting. The dividend was paid on June 3, 2005.

During 2004, France Telecom’s Shareholders’ Meeting approved the payment of an amount of €0.25 for each France Telecom share outstanding at the date of said meeting, and for each France Telecom share issued under the public tender offer relating to Wanadoo shares. The payment was made on May 7, 2004.

30.5 Translation adjustment

The primary contribution to the €1,380 million total increase in equity recorded under “Translation adjustment” at December 31, 2005 came from Orange UK (€628 million).

Out of the total €1,380 million increase, €730 million concerns goodwill, including €478 million relating to Orange UK.

The primary contribution to the €548 million total increase in equity recorded under “Translation adjustment” at December 31, 2004 came from TP Group (€643 million).

Out of this €548 million total increase, €397 million concerns goodwill, including €373 million relating to TP Group.

30.6 Equity and liability components of hybrid debt

France Telecom holds financial instruments that contain both liability and equity components. In accordance with current accounting policies, these two components have been accounted for separately.

The equity component of the Group’s outstanding hybrid debt can be analyzed as follows:

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Financial instruments
Perpetual bonds redeemable for shares (TDIRAs) (1)	1,215	1,236
OCEANE bonds	97	97

Total	1,312	1,333

(1)	In September 2005, TDIRAs were redeemed for a nominal amount of €243 million, including €21 million relating to the equity component of the hybrid debt (see Note 21).

The deferred tax liability, excluding the amortized cost impact, in respect of the equity component of the hybrid debt is as follows:

at 31 December 2005: €418 million for the TDIRAs and €32 million for the OCEANE bonds;

at 31 December 2004: €425 million for the TDIRAs and €32 million for the OCEANE bonds.

30.7 Gains and losses recognized directly in equity

30.7.1 AFS reserve

The available-for-sale assets reserve (AFS) amounted to:

at December 31, 2005, €123 million, mainly relating to Bull shares (€87 million);

at December 31, 2004, €124 million, mainly relating to Bull shares (€41 million) and Intelsat shares (€41 million).

30.7.2 Cash flow reserve

Certain derivatives qualify for hedge accounting and are therefore accounted for as cash flow hedges. The effective portion of the gain or loss realized on the hedging instrument is recorded under equity in the cash flow reserve.

•	At December 31, 2005, the cash flow reserve amounted to a negative €200 million (€192 million attributable to FT SA and €8 million relating to TP SA).

The negative €192 million attributable to France Telecom SA can be analyzed as follows:

•	cash flow hedges, amounting to €(139) million, relating to the effective portion of cross currency interest rate swaps;

•	equalization payments on derivatives qualified as cash flow hedges that have been wound up or which no longer qualify for hedge accounting, amounting to €(53) million, which are being amortized over the residual life of the original hedged liability;

•	deferred taxes relating to this cash flow reserve amounting to €66 million.

•	At December 31, 2004, the cash flow reserve amounted to a negative €161 million (€155 million attributable to FT SA and €6 million relating to TP SA).

The negative €155 million attributable to France Telecom SA can be analyzed as follows:

•	cash flow hedges, amounting to €(75) million, relating to the effective portion of cross currency interest rate swaps;

•	equalization payments on derivatives qualified as cash flow hedges that have been wound up or which no longer qualify for hedge accounting, amounting to €(80) million, which are being amortized over the residual life of the original hedged liability.

30.8 Minority interests

30.8.1 Minority interests on the income statement

At December 31, 2005, net income attributable to minority interests relates mainly to TP Group for an amount of €294 million, Mobistar for €132 million, and PagesJaunes for €121 million.

At December 31, 2004, net income attributable to minority interests related mainly to TP Group for an amount of €189 million, Mobistar for €122 million, and Equant for €(244) million.

30.8.2 Dividends

At December 31, 2005, dividends paid out to minority shareholders mainly concerned PagesJaunes (€119 million), ECMS (€65 million) and Mobistar (€63 million).

At December 31, 2004, dividends paid out to minority shareholders mainly concerned ECMS in an amount of €(51) million.

30.8.3 Minority interests reflected on the balance sheet

At 31 December 2005, minority interests related mainly to TP Group for an amount of €1,868 million, Amena for €569 million, Mobistar for €369 million, and PagesJaunes for €186 million.

At December 31, 2004, minority interests related mainly to TP Group for an amount of €2,146 million, Equant for €393 million, Mobistar for €304 million, and PagesJaunes for €145 million.

NOTE 31 – ADDITIONAL CASH FLOW DISCLOSURES

The principal transactions during the financial year 2005 that did not impact cash flow are described below.

31.1 Deconsolidation of France Telecom’s carryback receivable in respect of 2001

In December 2001, France Telecom sold its carryback receivables to a credit institution. These items were recognized in respect of 2000 and 2001, and were booked on the balance sheet in “Other non-current financial assets and derivatives”, with a contra-entry in financial debt. Following an amendment to the sale contract in June 2005, the carryback receivable recognized in respect of 2001 was removed from the balance sheet, leading to: (i) a decrease in “Other non-current financial assets and derivatives” for the face value of the receivable, i.e. €1,471 million (see Note 17); (ii) a decrease in net financial debt for the amount of the debt on the transaction date, i.e., €1,324 million (see Note 19); and (iii) the recognition of an interest expense of €147 million (see Note 10).

31.2 Exchange of Sonaecom shares

On November 15, 2005, France Telecom exchanged its minority interest in Portugal-based Optimus, Novis and Clix for shares in the parent company Sonaecom (see Notes 4 and 8). The shares exchanged were valued at €250 million.

31.3 Delivery of STMicroelectronics shares

France Telecom redeemed bonds exchangeable for STMicroelectronics shares by delivering STMicroelectronics shares on August 11, 2005 (see Notes 4, 8, 15, 21 and 32). The shares exchanged were valued at €366 million.

NOTE 32 – OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

At December 31, 2005, management considers that to the best of its knowledge, there are no existing commitments, other than those described in this note, likely to have a material impact on the current or future financial position of France Telecom.

Details of commitments and contractual obligations reflected on the balance sheet

The table below provides details of estimated future payments under commitments outstanding at year-end. It covers gross financial debt, early retirement plans and the TDIRA equity component.

		Payments due by maturity at December 31, 2005
(in millions of euros)		Note	Total	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Gross financial debt		19	53,225	10,589	12,484	8,659	21,493
o/w:	Credit line drawdowns (1)	22	3,834	918	1,395	1,362	159
	Bonds convertible, exchangeable and redeemable into shares and TDIRAs (2)	21	4,909			1,074	3,835
	Finance leases	19	1,703	40	122	286	1,255
	Commitments to purchase minority interests (put options) (3)	19	73	49			24
	Amena price guarantee	19	258			258
Early retirement plans		28	3,089	976	1,364	679	70
Equity component of bonds convertible, exchangeable and redeemable into shares and TDIRAs		30	1,312			97	1,215

Total			57,626	11,565	13,848	9,435	22,778

(1)	Before accounting for the impact of financial instruments.

(2)	Maximum amounts assuming no conversion or exchange.

(3)	At December 31, 2005, this item mainly reflected the commitment to purchase 0.61% of Amena, and at December 31, 2004, the commitments to purchase minority interests in Orange Slovensko and Orange Dominicana (see Note 4).

32.1 Investment, purchase and leasing commitments

	Payments due by maturity at December 31, 2005
(in millions of euros)	Note	Total	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Operating lease commitments (1)	32.1.1	7,097	1,084	2,038	1,740	2,235

Investment commitments	32.1.2
- TP Group investments		1,556		1,556
- Other investments (2)		1,167	746	413	3	5

Commitments related to the purchase and leasing of goods and services (3)	32.1.3	3,469	1,719	907	389	454

Total		13,289	3,549	4,914	2,132	2,694

(1)	Including €714 million in respect of Amena.

(2)	Including €383 million in respect of Amena.

(3)	Including €206 million in respect of Amena.

32.1.1 Commitments related to leases

The table below shows minimum future lease payments due under non-cancelable finance and operating leases at December 31, 2005:

	At December 31, 2005
(in millions of euros)	Finance leases (1)	Operating leases (2)
2006	126	1,084
2007	128	1,041
2008	133	997
2009	150	933
2010	159	807
2011 and beyond	1,564	2,235

Total minimum future lease payments	2,260	7,097

Less interest payments	(557)	—

Net present value of minimum commitments	1,703	7,097

(1)	Included in liabilities (see Note 19).

(2)	Includes lease payments in the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of a portion of France Telecom’s real estate assets (see below).

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, France Telecom undertook to re-lease these buildings, except for certain assets to be vacated in the short-term. France Telecom may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to €298 million at December 31, 2005.

Lease payments booked under operating leases posted on the statement of income for the year ended December 31, 2005 amounted to €1,147 million (€1,113 million for the year ended December 31, 2004).

32.1.2 Investment commitments

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, France Telecom may be subject to certain obligations imposed by governmental and/or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these obligations requires significant investments in future years, not included in the table above, as part of network development plans in countries where a license was granted, particularly as regards the rollout and enhancement of 2G and 3G European networks. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that France Telecom has the ability to fulfill its obligations imposed by governmental and/or regulatory authorities.

France Telecom may also be required to pay further fixed or variable user fees on expiry of these licenses.

As part of the “départements innovants” programs set up with a number of local and regional authorities, France Telecom has undertaken to expand the network coverage of broadband Internet services and play an active role in developing innovative network use in certain French départements. Although the agreements do not include a specified level of expenditure, the objectives set by the programs will require investments by France Telecom in future years. These investments, which have not been included in the table above, fall within the scope of the current rollout of the broadband network program.

Moreover, in certain exceptional cases, France Telecom is committed to carry out or to vote in favor of valued investment programs. These include:

•	TP Group investments

As part of the acquisition of TP Group, France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2005, the amount remaining to be invested by TP Group under this program amounted to €1,556 million (compared to €2,216 million at December 31, 2004).

•	Other investments

Amena is committed to investing €316 million from January 1, 2006 as part of the program to expand network coverage in rural areas of Spain.

Orange has undertaken to purchase 3G equipment from various vendors in connection with the rollout of its UMTS networks in France, the United Kingdom, Belgium, the Netherlands, Switzerland, Slovakia, Romania and Spain. At December 31, 2005, these commitments represented an amount of €224 million (€253 million at December 31, 2004).

Within the scope of the National Agreement (“Convention Nationale”) with the French government, and its subsequent amendment, signed respectively on July 15, 2003 and June 13, 2004, Orange France and the two other mobile operators in France undertook to provide network coverage for certain low population zones (so called “white zones”). At December 31, 2005, this commitment represented an amount of €62 million (€86 million at December 31, 2004).

In 1997, France Telecom (through its subsidiary FCR Vietnam) made a commitment to VNPT – the Vietnamese fixed telephony operator – to provide and install new telephone lines in Ho Chi Minh City. The initial planned investment was USD 467 million over a period of 7 years.

However, given the level of demand for new lines and the minimum 80% equipment usage rate, the total investment should not exceed USD 178 million. After deduction of the investments already made, the residual amount of the commitment is estimated at approximately USD 33 million (€28 million) at December 31, 2005 (USD 78 million, i.e. €57 million, at December 31, 2004).

32.1.3 Commitments related to the purchase and leasing of goods and services

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and service providers, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2005, relate to the following:

•	the leasing of transmission capacity for an overall amount of €1,457 million, of which €933 million related to satellite transmission capacity (comprising contracts with different commitment maturities up until 2015);

•	maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of €210 million;

•	purchases of mobile telephony equipment for an aggregate amount of €360 million; and

•	the outsourcing of customer services amounting to €133 million.

As the financial risks relating to leases are generally offset by revenue generated with the clients, and as purchase commitments reflect the anticipated requirements of France Telecom, the Group’s management considers that these commitments do not give rise to a material risk.

32.2 Guarantees

	Commitments due by maturity at December 31, 2005
(in millions of euros)	Note	Total/ Ceiling	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Guarantees given to third parties by France Telecom
- in the ordinary course of business (1)	32.2.1	53	39	2	1	11
- in relation to disposals (2)	32.2.2	1,831	337	832	659	3
- sale of carry-back receivables	32.2.3	235	—	—	235	—
- France Telecom SA QTE leases	32.2.4	1,803	—	168	23	1,612

Total		3,922	376	1,002	918	1,626

(1)	This item concerns warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method.

(2)	Capped guarantees.

32.2.1 Guarantees given in the ordinary course of business

France Telecom’s main commitments relating to borrowings are set out in Notes 19, 20, 21 and 22.

France Telecom provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom SA and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. However, when these guarantees consist of collateral, they are disclosed in Note 32.5 (“Assets covered by commitments”). No material guarantees have been granted by France Telecom to cover the contractual obligations of consolidated subsidiaries in which there are significant minority interests.

32.2.2 Asset and liability guarantees granted on disposals

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, France Telecom is subject to standard warranty clauses relating to assets and liabilities in the event of a failure to comply with certain declarations made at the time of divestment. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom’s results and financial position. The following table sets out the terms and ceilings applicable to the main guarantees granted:

		Guarantee ceilings by maturity at December 31, 2005
(in millions of euros)	Beneficiary	Ceiling	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Asset/investment sold
- TDF (1)	Tower Participations and subsidiaries	651			651
- Eutelsat (2)	Eurazeo/BlueBirds	462		462
- Casema (3)	Cable Acquisitions	250		250
- Pramindo Ikat (4)	PT Indonesia	139	139
- Orange Denmark (5)	TeliaSonera	91		91
- Cable activities	Ypso	77	77

(1)	Since December 13, 2004, the only asset and liability guarantees outstanding were given in relation to taxation, environmental law and competition law (expiring at end-2009), and certain major sites (expiring at end-2006).

(2)	The guarantee given concerns only the ownership of the shares sold.

(3)	Since July 1, 2004, the only asset and liability guarantees outstanding were given in relation to taxation and certain specific guarantees (expiring at end-2008).

(4)	Since August 15, 2004, most guarantees have expired without being called upon. However, the overall maturity of guarantees is March 15, 2006.

(5)	Since October 11, 2005, the only asset and liability guarantees outstanding were in relation to taxation and competition law (expiring at end-2007).

32.2.3 Sale of carryback receivables

As part of the sale of carryback receivables arising from the decision to carry back tax losses for financial years 2000 (€235 million) and 2001 (€1,471 million), France Telecom is subject to a standard clause relating to the existence of receivables sold.

Furthermore, for the 2000 carryback receivables, France Telecom has agreed to indemnify the credit institution for any error or inaccuracy identified in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a three-year period from June 30, 2006. The same commitments were originally agreed for the 2001 carryback, but are no longer applicable following the signing of a supplemental agreement in June 2005 between France Telecom and the credit institution concerned.

32.2.4 France Telecom SA QTE leases

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has given to investors, and then leased back, certain items of telecommunications equipment. Under the terms of these leases, France Telecom has guaranteed the aforementioned investors future lease payments, and has provided counter-guarantees to banks that have granted them letters of credit. France Telecom considers that the risk of such guarantees being called upon is negligible. At December 31, 2005, these guarantees represented €1,803 million.

32.3 Commitments in respect of securities

In accordance with the accounting policies in force, commitments to purchase minority interests in fully consolidated companies (put options) are recognized in financial debt (see above).

32.3.1 Commitments to purchase shares of entities that are not fully consolidated

At December 31, 2005, France Telecom had no material commitment to unconditionally acquire or subscribe to any securities. At that date, the main commitments concerned TDF and STMicroelectronics NV (see Note 4).

	Maximum commitments due by maturity at December 31, 2005
(in millions of euros)	Total	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Conditional commitments to acquire or subscribe to securities (1)	479				479

(1)	When the range of maturities spans several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date.

As part of agreements between France Telecom and its partners within jointly held subsidiaries, France Telecom has conditionally undertaken to purchase shares held by such partners or to subscribe for new share issues. The primary objectives of these unilateral or reciprocal clauses are to ensure that (i) obligations are fulfilled by the parties; and (ii) that disagreements are resolved. At December 31, 2005, the principal commitment concerned Mobinil:

•	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide for the exercise of put options in the event of a serious disagreement between the parties or change of control of either party. In the event of a serious disagreement, the exercise price corresponds to the market value, which is based on ECMS’ stock price (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange) in accordance with the calculation terms detailed in the shareholders’ agreement. In the event of a change of control, the exercise price corresponds to 115% of the market value. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. On this basis, France Telecom’s maximum commitment would amount to €420 million.

32.3.2 Commitments to sell securities

At December 31, 2005, there are no firm commitments to sell securities as part of current disposal programs. At December 31, 2004, the main commitments concerned France Telecom’s cable activities, TDF and Intelsat (see Note 4).

As part of the agreements concluded between France Telecom and its partners in joint subsidiaries, France Telecom has undertaken to sell its stake in such joint subsidiaries. At December 31, 2005, France Telecom’s main commitments in this respect were as follows:

•	Sonaecom

The shareholders’ agreements between France Telecom and Portugal-based Sonae, a shareholder of Sonaecom, allow for the exercise of call options by Sonae or put options by France Telecom in the event of the non-renewal of the strategic partnership agreement between the two parties initially fixed at a term of three years. These options are generally exercisable at a price based on the market price. Their exercise terms and conditions and basis for calculation are defined in the shareholders’ agreement. In the event that Sonae sold more than 80% of its interest in Sonaecom before the end of the three-year period covered by the strategic partnership agreement, France Telecom could be required to sell its own stake at the same price. The reciprocal conditional commitments that existed in respect of Clix, France Telecom and Sonae prior to the exchange of Sonaecom shares (see Note 4) have expired.

•	Ypso

Following the disposal by France Telecom of its cable network activities to the Ypso consortium, France Telecom holds a 20% stake in Ypso. France Telecom’s interest in Ypso is subject to a put option, which may be exercised in part between March 31, 2008 and March 31, 2009, and in full between March 31, 2010 and March 31, 2011, as well as a call option exercisable by France Telecom for one year from January 2010. These options expired in January 2006, following France Telecom’s sale of its stake in Ypso (see Notes 4 and 35).

32.3.3 Other commitments

•	TDF

At the time of the sale of Tower Participations and Tower Participations France on January 27, 2005, the shareholders agreed to share the net gain on their disposal as follows:

•	internal rate of return (IRR) between 0 and 12.5% for France Telecom, the gain is shared pro rata to each shareholder’s interest;

•	IRR above 12.5% for France Telecom, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of IRR, limited to 25% IRR for financial investors;

•	once the financial investors reach an IRR of 25%, they will pay France Telecom 50% of their additional gain up to a ceiling of €221 million bearing interest at 7% per annum as from January 27, 2005.

Given the final sale price of €400 million at the date of the transaction on January 27, 2005, the maximum capital gain that France Telecom could be required to pay over to the other shareholders is €53 million. This deferred gain was recognized in “Other non-current liabilities” (see Note 29).

•	Eutelsat

In the context of the Eutelsat disposal in 2003, France Telecom entered into an agreement with Eurazeo and the financial investors BlueBirds (20%-owned by France Telecom) related to the preferential distribution of cash resulting from the disposal by BlueBirds of its Eutelsat shares. In accordance with this agreement, BlueBirds paid a €112 million dividend to France Telecom on July 4, 2005. Given the amount of dividends paid out to other BlueBirds shareholders in 2004 and 2005, the preferential distribution mechanism no longer applies, and the next dividends to be paid will be split proportionately among the shareholders according to their stake. This dividend payment led to the recognition by France Telecom of the deferred gain of €74 million generated on the sale of Eutelsat in 2003.

•	TP SA

In accordance with the agreement signed on October 4, 2004, France Telecom acquired 13.57% of TP SA from Kulczyk Holding during 2004 and 2005 (see Note 4), and on January 18, 2005 paid Kulczyk Holding a lump-sum indemnity of €51 million (see Notes 18 and 24). At December 31, 2005, this amount was placed in escrow and was accrued for in the financial statements. The contractual indemnity may increase if the average price of TP SA shares on the Warsaw stock market over a consecutive period of 60 days between October 12, 2004 and July 6, 2006 exceeds PLN 56 per share. The additional indemnity would therefore be equal to the difference between the average price of TP SA shares over the said 60-day period and PLN 56 multiplied by 13.57% (9.99% acquired on October 12, 2004, and 3.57% acquired at the earliest in mid-January 2005). However, the additional indemnity may not exceed €110 million.

The Polish State has undertaken to grant a preferential right of purchase to the consortium for up to 10% of TP SA’s capital if it sells its TP SA shares as part of a public offer. At December 31, 2005, less than 4% of TP SA’s capital was directly held by the Polish government.

32.4 Commitments relating to employees other than pensions and other post-employment benefits

•	Commitments relating to the public service secondment plan

In 2003, France Telecom signed a group-level agreement with union representatives including provisions applicable to the voluntary secondment, before December 31, 2005, of France Telecom’s civil service employees to other public service positions within local or national government or the hospital sector. Under the same agreement, France Telecom is required to pay (i) training costs; (ii) an indemnity – paid at the time of the employee’s secondment – intended to compensate over a two-year period for any difference between total remuneration received at France Telecom and that received in the new position, when the latter is lower than the former (capped at 60% of the previous total annual base salary); and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four months’ remuneration. Similar provisions are included for private sector employees moving to the public sector.

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 and the related enabling decrees, respectively set out the principles and terms and conditions applicable to the secondment of France Telecom civil servants to the public sector up to December 31, 2009, and the financial measures and assistance to be granted by France Telecom, i.e. France Telecom is responsible for (i) paying the costs for the provision of the recruiting body’s services for a four-month period; (ii) paying an additional lump-sum indemnity to the employee concerned if the index he or she obtains in his or her new department is lower than that which he or she held at France Telecom; (iii) reimbursing the new employer for any additional employer social security taxes due further to the secondment; and (iv) paying the new employer an amount equal to four months’ salary of the seconded employee.

The impact of the group-level agreement and the provisions of the law of December 31, 2003 relating to secondment to the public sector will depend on (i) the number of volunteers; (ii) the volume and type of positions offered by the various public services; and (iii) the decisions made by the body responsible for the organization of integrations at the end of the secondment period.

Therefore, the costs relating to these secondments are provisioned when it is probable or certain that the obligation will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned can be measured reliably. The provision is recorded based on the laws and regulations in force when the secondment of a volunteer to a specific position is accepted by the public service where the seconded employee will work.

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law) remained consistent with the volume of secondments in 2005, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately €244 million, of which €22 million is covered by a provision at December 31, 2005 (see Note 28).

•	Individual right to training for employees

Regarding statutory training rights for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 871,548 hours at December 31, 2005. The employees concerned have not claimed any of these hours.

In accordance with the accounting policies set out in Note 2, no provisions were recognized relating to statutory training rights in France Telecom’s financial statements at December 31, 2005.

32.5 Assets covered by commitments

The table below demonstrates France Telecom’s ability to freely use its assets at December 31, 2005.

(in millions of euros)	Note	Total at December 31, 2005	Total at December 31, 2004
Assets held under finance leases	32.5.1	693	789
Non-current pledged or mortgaged assets	32.5.2	740	1,410
Collateralized current assets		104	160
Outstanding sold receivables (1)		2,736	2,870

Total (2)		4,273	5,229

Pledged consolidated shares (3)		61	96

(1)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.

(2)	Including €118 million corresponding to assets of companies whose shares have been pledged.

(3)	This item relates to Orange Botswana and Orange Dominicana shares, valued on the basis of the percentage of shares pledged, and based on their contribution to consolidated net assets in the Group’s balance sheet.

32.5.1 Assets held under finance leases

The amount of assets held under finance leases includes, notably, €330 million in respect of Orange UK’s in-substance defeasance operation at December 31, 2005 (€298 million in 2004). As part of finance lease agreements concluded in 1995 and 1997, Orange UK deposited amounts equal to the present value of its leasing obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s leasing obligations. At December 31, 2004, the financial institutions refunded €462 million relating to the 1997 agreement, in respect of which Orange gave a first demand guarantee to the institutions in an amount of €504 million. At December 31, 2005, the financial institutions refunded the €558 million deposit relating to the 1995 agreement, in respect of which Orange gave the institutions a first demand guarantee to the institutions in an amount of €675million.

32.5.2 Non-current pledged or mortgaged assets

Non-current pledged or mortgaged assets correspond to assets given as guarantees, and include pledged investments in non-consolidated companies.

	At December 31, 2005
(in millions of euros)	Amount of asset pledged or mortgaged (a)	Total on balance sheet line (b)	% (a) / (b)
Intangible assets, net (excluding goodwill)	0	18,865	0%
Property, plant and equipment, net	22	28,570	0%
Other financial and non-current assets	718	1,506	48%
Other (1)	0	45,330	0%

Total non-current assets	740	94,271	1%

(1)	This item includes net goodwill relating to interests accounted for by the equity method and assets held for sale, assets available for sale and net deferred tax assets.

At December 31, 2005, the main pledged assets consisted of:

•	€639 million in cash collateral given in connection with swap contracts, compared with €1,129 million in 2004 (see Note 19.4);

•	€79 million of other financial assets pledged, mainly in the France Telecom SA and FT Marine entities, compared with €138 million in 2004; and

•	€22 million of other property, plant and equipment assets pledged, mainly in relation to Orange Botswana, compared with €143 million in 2004.

NOTE 33 – LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs associated with these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level. However, events arising during legal proceedings may require a reassessment of this risk.

With the exception of the procedures described hereafter, France Telecom is not party to any legal or arbitration proceedings, and France Telecom is not aware of any proceedings of that nature envisaged by government agencies or third parties, for which the management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its earnings, activity or financial position.

At December 31, 2005, provisions totaling €301 million were recorded in France Telecom’s accounts to cover all of the litigation proceedings in which it is involved. France Telecom consideres that providing details of the provisions by litigation would harm the company, thus the information is not provided.

Litigation related to competition law

A number of claims have been issued by competitors against France Telecom for alleged anti-competitive behavior. With regard to the claims lodged with the French Competition Council (Conseil de la concurrence), plaintiffs generally claim all available sanctions under the law, including penalties and fines that can amount to as much as 10% of the Group’s revenue. Competitors may also claim damages in civil or commercial proceedings for harm caused by alleged anti-competitive behavior by France Telecom.

European Commission procedures and requests for information

•	In December 2001, following sector inquiries on the conditions for unbundling the local loop and providing access to broadband services in the European Union member states, the European Commission notified Wanadoo of claims arising from the company’s tariffs for the broadband Internet services Wanadoo ADSL and Pack eXtense. In July 2003, the European Commission ordered Wanadoo to pay a fine of €10.4 million for abuse of dominant position in applying a predatory pricing policy in the retail broadband Internet access market between March 2001 and October 2002. Wanadoo has lodged an appeal against this decision with the European Court of First Instance in Luxembourg. A ruling is expected to be handed down during the first half of 2006.

•	During the first six months of 2004, the European Commission and the French Directorate General for Competition (DGCCRF) carried out investigations at the head offices of France Telecom and Wanadoo to verify whether certain prices applied by Wanadoo in January and February 2004 were in breach of competition law. France Telecom has lodged an appeal against the decision of the Commission and the order of the French judge based on which these investigations were carried out. On October 5, 2005, the French Supreme Court (Cour de cassation) definitively dismissed France Telecom’s appeal against this order.

•	On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused on the following two issues: (i) the financial measures announced by the French State on December 4, 2002, when the State indicated in particular that it was prepared to advance its participation in France Telecom’s capital increase alongside private investors through a shareholder’s loan, which was never actually put in place; and (ii) the special French business tax (taxe professionelle) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, to which it was subject from 1991 to 2002.

On July 20, 2004, the European Commission stated that these financial measures and the special business tax regime were incompatible with the European Union Treaty. The Commission did not require any repayment of State aid in relation to the abovementioned financial measures, and ordered the State to obtain from France Telecom the amount of aid relating to the special French business tax regime, representing an estimated indicative amount of between €800 million and €1.1 billion plus interest, pending a more precise calculation. The French government and the European Commission have so far been unable to agree on the amount constituting State aid. The Commission announced that it would hand down a decision quantifying the precise amount by November 2004 at the latest. The quantification of the alleged aid has been the subject of discussions between the French government and the European Commission. The Commission staff proposed a new methodology including an indicative calculation falling within the range announced in July 2004. The French authorities challenged the relevance of the method and the reliability of the calculation. Consequently, discussions between the Commission and the French authorities concerning the amount the alleged aid are still ongoing.

France Telecom believes that the special business tax regime does not constitute State aid in any form whatsoever. In fact, this tax regime – established in July 1990 – led to France Telecom being massively overtaxed by more than €1.7 billion. Even if the amounts in question were deemed to constitute State aid, the business tax regime in question would be protected by the 10-year statutory limitation period applicable within the European Union. Lastly, the Commission’s announcement is incompatible with the principle of legal stability recently reaffirmed by the European Courts.

On November 5, 2004, France Telecom lodged an appeal with the European Court of First Instance in Luxembourg against the Commission’s decision relating to the financial measures announced by the French State. A further appeal was filed with the European Court on January 10, 2005 against the Commission’s decision on the special business tax regime. Pending the European Court’s final ruling, France Telecom will take any action necessary to challenge any attempts to collect the amounts payable as a result of the decision announced. After the Commission’s decision was announced on July 20, 2004, the French government confirmed that it would challenge the accusation that the amounts in question constituted elements of State aid, and in October 2004, two appeals were filed with the European Court of First Instance in Luxembourg against both decisions announced by the Commission. Finally, in November 2004, Bouygues Télécom and the French association of network operators and telecommunications services (AFORS) lodged appeals against the Commission’s decision relating to the financial measures.

Based on the entirety of the information provided above, France Telecom considers that the European Commission’s requirement to repay State aid can be categorized as a contingent liability (passif éventuel) as defined under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

•	In December 2005, Bouygues Telecom announced that it had lodged a complaint with the European Commission in relation to alliances among mobile operators in the roaming market. This complaint is aimed, in particular, at the FreeMove alliance, of which Orange is a member.

Procedures with the French competition authorities

•	On November 18, 1998, Numéricâble applied to the Competition Council concerning the determination of the fee paid to France Telecom for the use of cable networks for broadcasting. Numéricâble obtained a provisional order for the fee to be fixed at December 1998 levels pending a decision on the substance of the case by the Competition Council. On March 14, 2005, the Competition Council decided to terminate its enquiry, and closed the case.

•	On November 29, 1999, Neuf Telecom filed a complaint with the Competition Council requesting injunctions against any geographic extension of France Telecom’s ADSL offers beyond the platforms already open (Paris and its suburbs), or an order to terminate those offers if they had already been extended, until France Telecom complies with the conditions set out by the French Telecommunications Regulatory Authority (ART) in the opinion it gave within the framework of the approval process. In a decision dated February 18, 2000, confirmed by the Paris Court of Appeal (Cour d’appel de Paris) in March 2001, the Competition Council rejected this request for injunctions, but ordered France Telecom to propose to third party-operators an ADSL access offer enabling them to compete effectively in terms of both the price and the nature of services offered. Neuf Telecom filed with the Competition Council an application for France Telecom to be sanctioned for failure to apply the February 18, 2000 decision and on May 13, 2004, France Telecom was ordered to pay a fine of €20 million. On January 11, 2005, the Paris Court of Appeal dismissed France Telecom’s appeal against this decision and increased the fine to €40 million. France Telecom has appealed against this ruling to the French Supreme Court, and a decision is expected to be handed down in the first quarter of 2006.

In parallel, in the context of its ongoing investigation into the substance of the case, on November 8, 2005 the Competition Council found France Telecom guilty of abusing its dominant position and ordered it to pay a fine of €80 million on the grounds of having unfairly restricted access to its local network, thereby distorting competition in the retail and upstream broadband ADSL Internet markets over a period covering November 1999 to September 2002. France Telecom has filed an appeal against this decision with the Paris Court of Appeal.

On June 30, 2005, Neuf Telecom summoned France Telecom on short notice to appear before the Paris Commercial Court (Tribunal de commerce de Paris) claiming €497 million in damages for losses allegedly suffered as a result of France Telecom’s failure to produce an ADSL Connect ATM offer in compliance with the orders of the Competition Council and Paris Court of Appeal. The parties have since settled their dispute.

•	In 1999, T-Online filed a number of complaints with the Competition Council notably accusing France Telecom of abuse of its dominant position in the Internet access market, and requesting the Court to issue injunctions. Following an investigation into the substance of the case, all of the complaints against France Telecom were dismissed by the Court on December 21, 2004. France Telecom and T-Online have since ended all of their outstanding disputes in respect of these matters.

•	On June 25, 1999, the association of operators TENOR filed a complaint with the Competition Council against France Telecom and Orange (considered as one company under competition law), as well as against Cegetel, SFR and Bouygues Telecom, for restrictive practices on the B2B fixed-line-to-mobile communications market. The defendants were accused of hindering the rerouting of international calls and providing businesses with a series of “mobile box” offers which transform fixed-line-to-mobile-calls into mobile-to-mobile calls with no mobile call termination charges, and therefore at a lower cost. Following an investigation into the case, a number of complaints relating to the abuse of dominant position were upheld against France Telecom by the Competition Council’s reporting judge. In a decision dated October 14, 2004, the Competition Council ordered France Telecom and SFR to pay fines of €18 million and €2 million, respectively. On April 12, 2005, the Paris Court of Appeal overturned the decision of the Competition Council, and France Telecom was reimbursed for the fine paid to the French Treasury in December 2004. ETNA (formerly TENOR) and the French Minister for the Economy have appealed against this decision to the Supreme Court.

•	In December 2003, Free and Iliad, and subsequently LD Com and Neuf Telecom, applied to the Competition Council claiming that France Telecom was abusing its dominant position and requesting the temporary suspension of the marketing of television offers over telephone lines launched by France Telecom and TPS. In a decision dated April 15, 2004, the Competition Council ordered France Telecom to include information for consumers in all forms of advertisement related to the technical terms and conditions of the offer, and to take measures to facilitate (via unbundling) the launch of other offers by competitors. In addition, the Court ordered France Telecom to separately bill video content and ADSL-video services. However, the Competition Council refused to order the temporary suspension of the marketing of these offers. Several appeals were lodged against this decision with the Paris Court of Appeal, and on June 29, 2004, the Court of Appeal cancelled the injunctions ordered by the Competition Council. On November 8, 2005, the Supreme Court quashed this decision and, consequently, the injunctions ordered by the Competition Council came into effect. The dispute with Neuf Telecom and LD Com has been settled, but is ongoing in respect of Free.

•	On February 2, 2004, Wanadoo was served with notice of an application made by AOL to the French Competition Council relating to Wanadoo’s ADSL prices for 2004. AOL considers that Wanadoo’s price offers amount to an abuse of dominant position and applied for an injunction to suspend the marketing of Wanadoo’s 512K and 1024K offers, as well as the related price promotions and advertising campaigns. In a decision dated May 11, 2004, the Competition Council rejected this application for an injunction. In its decision, the Competition Council held that the sector had not suffered any immediate or serious damage as a result of Wanadoo’s practices and that “Wanadoo’s new customized offers, as well as similar offers launched by competitors who had followed Wanadoo’s price-cutting lead, allow lower-usage consumers cheap access to broadband Internet services and therefore help to develop Internet services in France.” On September 16, 2005, the Competition Council ordered that the case be classified, following the European Commission’s decision to take up the case as part of the follow-up on its decision of July 16, 2003.

•	In July 2004, Bouygues Caraibes filed a complaint with the Competition Council along with a claim for around twenty injunctions against Orange Caraibes and France Telecom in relation to the Group’s practices in the Caribbean mobile telephony market. In a decision dated December 9, 2004, the Competition Council issued four injunctions against Orange Caraibes, pending its decision on the substance of the case. Further to an appeal against this decision lodged by Orange Caraibes, on January 28, 2005 the Paris Court of Appeal confirmed the principles behind these injunctions. At the same time, it extended the timeframe for implementation as regards two of these injunctions. An investigation into the substance of the case was opened in December 2005.

•	On December 1, 2005, the Competition Council ordered Orange France to pay a fine of €256 million for engaging in two types of anti-competitive agreement with SFR and Bouygues Télécom which, according to the Competition Council, restricted competition on the mobile telephony market. The mobile operators are charged with exchanging strategic information concerning subscriber databases between 1997 and 2003, and entering into a market share agreement between 2000 and 2002. Orange is challenging the merits of this decision and has filed an appeal against it. Following the decision, consumer associations announced their intention to claim damages from the mobile operators for harm suffered by consumers as a result of this agreement. To date, two private actions have been brought against Orange.

•	Various competition authorities have also initiated inquiries regarding Orange’s market position in certain business sectors:

In France, the Competition Council launched an inquiry in February 2004 further to a complaint filed by the French consumer protection organization UFC – Que Choisir against mobile operators for collective abuse of dominant position with regard to SMS services. This investigation is still in progress. The Competition Council is also investigating a complaint lodged by Bouygues Telecom, originally announced in May 2004, against Orange France and SFR for collective dominance on the residential and mobile markets. Finally, in December 2005, Bouygues Telecom announced that it had filed a complaint against Orange France and SFR, alleging collective dominance on the corporate market.

A decision is expected to be handed down during first-half 2006 on the enquiry by the Swiss Competition Council, commenced at end-2002, into call termination charges. Furthermore, in January 2006, Swisscom Mobile and TDC lodged complaints against Orange CH before the Swiss telecoms regulator, requesting the lowering of call termination charges.

France Telecom is currently unable to predict the outcome of these procedures.

•	TP SA is currently involved in various proceedings initiated by the Polish competition authorities. In particular, a claim has been filed against TP SA by two Polish mobile telephony operators, alleging abuse of dominant position and anti-competitive practices. Under this claim, TP SA is accused of marketing services linked to those of its mobile telephony subsidiary, PTK Centertel. The outcome of this dispute cannot currently be determined.

Civil proceedings

•	On April 16, 1997, a German Court of Appeal held against Deutsche Telekom in a case brought by British Telecommunications over the launch date of Global One, of which France Telecom was a shareholder. The judgment was confirmed on appeal on June 16, 1998 and is currently under consideration by the German Supreme Court. British Telecommunications has not yet brought any claim for damages and therefore the amount thereof cannot be determined at this stage.

•	In 1992, Group/address (formerly Filetech) has lodged a complaint with the Competition Council for abuse of dominant position on the French market in respect of the use of the France Telecom’s directory databases. France Telecom was ordered to pay a fine of €1.5 million and to grant access to the directory data upon request using a cost-based tariff. France Telecom’s appeal to reverse this decision and a further appeal to the French Supreme Court were rejected. Furthermore, on June 13, 2001, the Paris Court of Appeal decided to reopen the debate on the question of legal protection and the cost of the directory databases. Group/address is claiming damages of €151.9 million. On January 10, 2006, the Court of Appeal ordered that the case be struck out since, despite several deferrals, Group/address had still not filed the required pleadings. However, Group/address has two years in which to refer the matter back to the court. France Telecom considers that the claims made by Group/address are unfounded.

•	Four proceedings are currently pending before German courts, all relating to the UMTS investment undertaken in Germany in 2000 in partnership with MobilCom under the aegis of the Cooperation Framework Agreement (CFA) of March 23, 2000, which was settled by means of the MobilCom Settlement Agreement (MCSA) on November 20, 2002.

These proceedings have been initiated either by the former MobilCom CEO Gerhardt Schmid (currently facing charges of fraudulent bankruptcy), or by the court-appointed liquidator of his personal bankruptcy, or by associated minority shareholders of MobilCom. On the basis of the alleged improper enforcement of the CFA or German laws on the protection of minority interests, the parties are claiming significant amounts in respect of the alleged harm caused to them, and to other shareholders or MobilCom itself, by France Telecom.

The plaintiffs accuse France Telecom of having undertaken the UMTS project and then terminated it, and of having imposed these decisions on MobilCom and its then CEO by means of “hidden” or de facto “domination”. Under German commercial law, minority interest holders are protected from such actions.

These four legal proceedings are therefore in substance founded on the same grounds, and are coordinated. These proceedings are described below in chronological order.

The first action was brought in December 2003 before the Kiel Court by Millenium, a company belonging to Ms Schmid-Sindram, who bases her claim on de facto domination. It is currently suspended indefinitely due to the investigation before the German Supreme Court of applications to intervene by three other minority shareholders which had previously been dismissed. The action was originally brought for an amount capped at €1 million in order to limit court fees, but was increased in December 2005 to the maximum amount of damages initially announced, doubled by a further action before the same court, for a total amount of €5.41 billion, excluding interest, in respect of the combined losses of MobilCom and Millenium.

A second action was brought in December 2003 before the Flensburg Court by Ms Schmid-Sindram and Mr Marek. On the basis of the same principle, they requested the judge calculate and allocate to the minority shareholders fair compensation for the harm suffered due to the official (declared) “dominant” relationship one of the shareholders had over the company. No specific amount has therefore been requested in relation to this case. However, the plaintiffs are suggesting that the evaluation of damages be based on €183 per share, i.e. the difference between the theoretical price that MobilCom shares would have reached at the time of the events (€200), and the current share price of €17. This figure multiplied by the number of shares held by plaintiffs (6.8 million) would amount to a total theoretical risk of €1.24 billion. If this ratio was applied to all MobilCom shareholders (excluding France Telecom), the basis for the calculation would be 47.1 million shares, i.e. €8.6 billion. The Flensburg Court rejected the plaintiffs’ claims on August 12, 2005 as unfounded, on the grounds that no “domination” agreement existed in this particular case. The plaintiffs have lodged an appeal before the Schleswig-Holstein Court of Appeal.

A third case was filed in December 2004 before the Schleswig Court by Ms Schmid-Sindram. As in the Millenium case, it is based on the allegation of de facto “domination”. Summary proceedings were initiated for an amount of €50,000, but the case was dismissed automatically when challenged by France Telecom, and has not since been reopened.

The fourth case was brought before the Frankfurt Court in December 2004 by Mr Wilhem, the court-appointed liquidator in respect of Gerhardt Schmid’s personal bankruptcy, accusing MobilCom of “domination” and alleging the improper enforcement of the CFA, and at the same time challenging all waivers of rights to legal recourse stipulated in the MCSA. In December 2005, Mr Wilhem increased his previous claim from €4.23 billion to €7.22 billion, excluding interest. This amount reflects a new calculation of MobilCom’s hypothetical value in the event that the UMTS project had been successful, i.e. €5.3 billion for shares held by Mr Schmid and €15.7 billion for the entire company, plus an additional 40% for the transfer price paid by France Telecom to acquire full control over MobilCom.

France Telecom considers that all of these actions are unfounded and in bad faith.

Independently of the procedures brought against France Telecom, certain resolutions voted during the shareholders’ meeting are being contested by minority shareholders:

On December 8, 2005, the Schleswig-Holstein Court of Appeal revoked the resolution voted by MobilCom’s shareholders’ meeting of January 2003, which approved the signing of the MCSA. An appeal is pending before the German Supreme Court. France Telecom was not party to the procedure, but wished to intervene.

Furthermore, at the request of certain minority shareholders, on April 22, 2005, the MobilCom shareholders’ meeting adopted a resolution to appoint a special representative for minority shareholders’, tasked with studying the feasibility of a MobilCom action against France Telecom. During the shareholders’ meeting of August 23, 2005, the representative’s preliminary report concluded that no case could be made against France Telecom on the grounds of “domination”, and his mandate was not extended. This resolution is being appealed before the Kiel court. At end January 2006, the judge let it be known that he intended to suspend the appeal until a definitive decision was reached in respect of the January 2003 resolution approving the MCSA.

•	At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac before the Paris Commercial Court. Nerim’s claim arose further to a claim issued by Transpac in relation to unpaid invoices. Nerim is asking the Commercial Court to rule that it does not owe any amounts to Transpac and is claiming that Transpac and Wanadoo engaged in anti-competitive behavior, discriminatory practices and abused their dominant position. Nerim is claiming alleged damages of approximately €57 million. Although the outcome of this dispute is still uncertain, France Telecom considers that the claims are unfounded.

•	On July 21, 2004, a claim was filed against Wanadoo by T-Online for losses it considers it has suffered due to Wanadoo’s pricing strategies on the retail high-speed Internet access market between March 2001 and October 2002. T-Online based its claim on the European Commission’s decision of July 16, 2003, which held that Wanadoo had abused its dominant position, and requested €52 million in damages. France Telecom and T-Online have since ended all of their outstanding disputes in respect of these matters.

•	Following an institutional advertising campaign relating to the quality of its network, several claims were lodged against France Telecom between October and December 2004 by a number of different operators (Free, Cegetel, Neuf Telecom and Tiscali/Liberty Surf) before the Paris Commercial or Regional Courts for unfair competition (mainly defamation and parasitism) and/or trademark infringement. The cumulative amount of damages claimed in these proceedings in respect of both trademark infringement and unfair competition amounted to €139 million. In a decision handed down on November 25, 2005, the Paris Commercial Court granted €6 million in damages in favor of Free, which was claiming €38.1 million. The cases brought by Cegetel and Neuf Telecom, claiming damages of €40 and €52 million respectively, were settled between the parties. Tiscali is claiming €8.9 million, and the case is still pending before the Paris Commercial Court.

•	In December 2004, Suberdine and some of its shareholders issued proceedings against Orange France before the Paris Commercial Court. Suberdine, which had participated along with its subsidiaries in the marketing and sale of Orange France’s products and services between 1995 and 2003 went into receivership on December 18, 2003. Suberdine is claiming that Orange France unlawfully terminated their business relationship and is claiming damages for the loss allegedly suffered as a result of such termination and the company’s liquidation. The total amount being claimed by the plaintiffs is €775 million. A decision is expected to be handed down by end-March 2006.

•	Upon completion of the public tender offer followed by a compulsory purchase of outstanding Orange shares launched by France Telecom on November 20, 2003 with a view to acquiring all outstanding Orange shares for an amount of €9.50 per share, the French association for the defense of minority shareholders (ADAM), which deemed the price of the tender offer too low, filed an application with the Paris Court of Appeal on November 24, 2003, to cancel the decision of the French stock market authority (CMF) to authorize the public tender offer followed by a compulsory purchase procedure, as well as the decision of the French securities commission (COB) approving the related information memorandum. Following the dismissal of these applications by the Paris Court of Appeal on April 6, 2004, ADAM appealed to the Supreme Court. On November 22, 2005, the Supreme Court dismissed the appeal against the CMF decision, ending this action definitively. The decision of the Supreme Court on the appeal against the COB decision is expected in April 2006.

Administrative litigation

•	In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court (Tribunal administratif de Paris), for €135.2 million in damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but considers that the action is unsubstantiated for the period prior to that date. France Telecom has already set aside a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. In a decision handed down on March 11, 2004, the Paris Administrative Court held that the SNCF’s claims were inadmissible as only the government undertaking, Réseau Ferré de France, the owner of the rights relating to the French public railway infrastructure since January 1, 1997, was entitled to initiate an action, except for damages incurred before that date. The SNCF has lodged an appeal against the decision.

•	Following an application by the SIPPEREC group, on March 21, 2003 the Conseil d’Etat issued a ruling abolishing the articles of the French Post and Telecommunications Code relating to authorized access to state operated roads, and particularly the annual amount of fees paid by the telecommunications operators for the use of state land consisting of motorways and other roads. Although France Telecom is not a party to these proceedings, this ruling has a far reaching effect and applies to all telecommunications operators, including France Telecom. The annual amount of fees paid or provisioned by France Telecom for 2005, based on the rates set by the abolished decree amounted to €62 million. Under the new decree of December 27, 2005, effective January 1, 2006, the total amount of fees for 2006 relating to the use of land occupied by roads and state-operated motorways is estimated at €71.7 million.

International Arbitration

•	In early 2005, within the scope of proceedings launched pursuant to the Franco-Lebanese convention for the encouragement and reciprocal protection of investments and relating to the Build, Operate and Transfer contract (BOT), the arbitration tribunal awarded €266 million to the companies FTML (66.66%-owned by France Telecom) and FTMI. At June 30, 2005, France Telecom reversed the €199 million provision relating to this claim. The appeals filed against these rulings by the Lebanese government were dismissed by the Swiss Federal Court in November 2005. In December 2005, the Lebanese government formally proposed a settlement to end its disputes with FTML and FTMI, which, in addition to the arbitration rulings, also included the ongoing criminal proceedings against FTML and its management. Following discussions, an agreement was approved by FTML’s shareholders’ meeting of January 12, 2006. This agreement will come into force when the Lebanese government withdraws the USD 300 million recovery order (mandat de recouvrement) issued in 2000 as well as its outstanding claims.

On the basis of an agreement signed in 1991 between TP SA’s State-owned predecessor and the Danish Great Northern Telegraph Company, a predecessor of DPTG, a fiber optical link called North-South Link (“NSL”) connecting the northern and southern Polish borders was commissioned and constructed. Ownership rights to this investment were transferred to TP SA on commissioning and DPTG was granted 14.8% of the net profit from the cable during a period of 15 years starting in 1994. TP SA is responsible for the maintenance of the cable and is required to maximize the data flow through the cable.

In March 2001, DPTG requested termination or renegotiation of the contract as the traffic accounted for by TP SA had been decreasing since 1999. As TP SA did not accept the suggested terms of termination or renegotiation of the agreement, DPTG claimed arbitration under terms of the agreement and demanded that TP SA pay an estimated amount of €280 million. During the arbitration proceedings, DPTG’s claim was reduced to €218 million plus interest for the period ended June 30, 2002. In addition, DPTG filed a petition to the Arbitration Court to determine the amount of payments due for the period thereafter, ending in January 2009.

In the course of the proceedings, the Arbitration Court appointed an independent telecommunications expert to model the relevant NSL traffic volume and to calculate related revenues. In November 2005, the expert presented a preliminary opinion, which included a model to be used to determine the relevant NSL traffic volume and to calculate related revenues. The model, if used by the Arbitration Court in the proceeding, may result in a liability higher than that expected so far by TP SA. However, the assumptions used by the expert to develop the model are challenged by TP SA. On February 9, 2006, TP SA asked for a supplementary report from the expert and for the opportunity to present its comments on such report once issued. On the same date, based on the expert’s model and its own adjustments, DPTG submitted a new claim of €670 million plus interest for the period ended June 30, 2005.

Based on the new facts and circumstances, TP SA reassessed its exposure in respect of the above issue and updated as of December 31, 2005 the amount of the provision recognized in previous periods. The conclusion of the arbitration proceedings depends on a number of future events whose outcome is uncertain and, as a consequence, the amount of the provision may change at a future date.

•	On March 29, 2005, the arbitration tribunal of the Polish Chamber of Commerce judged that minority shareholders of Wirtualna Polska had good cause to exercise the put option granted by TP Internet on their shares in Wirtualna Polska in advance of term. The total value of shares to be paid by TP Internet represented PLN 221 million (€54.7 million). On July 21, 2005, TP SA and the minority shareholders of Wirtualna Polska entered into a settlement that resolved their disputes. This transaction was approved by the Gdansk Court on September 8, 2005, and put an end to the bankruptcy procedures relating to Wirtualna Polska.

NOTE 34 – RELATED PARTY TRANSACTIONS

34.1 Compensation paid to members of the Board of Directors and Executive Committee

The following table shows the compensation disbursed to persons who are, or were during the financial year 2005, members of the Board of Directors or Executive Committee of France Telecom.

	Year ended
(in euros)	December 31, 2005	December 31, 2004
Short-term benefits excluding employer social security payments (1)	12,341,601	12,436,448
Employer social security payments on short-term benefits	5,336,675	5,421,993
Post-employment benefits (2)	1,622,429	1,062,073
Other long-term benefits (3)	—	—
Termination benefits	—	—
Share-based compensation (4)	1,331,881	2,731,445

(1)	Includes gross salaries, compensation, bonuses, incentive bonuses, profit-sharing, employer contributions, attendance fees and non-monetary benefits paid during the year. In 2005, this item includes €272,689 in respect of incentive bonuses, profit-sharing and employer contributions (€230,451 in 2004).

(2)	Service cost.

(3)	Deferred compensation.

(4)	Expense recorded in the income statement in respect of stock option plans and employee share offers.

Like his predecessor Thierry Breton, Didier Lombard has waived his right to receive attendance fees.

34.2 Related party transactions

The related party transactions summarized below mainly cover the main transactions carried out in the ordinary course of business with associates and companies in which the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee. Telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various regional and local authorities, are provided on an arm’s length basis.

	Year ended December 31, 2005
(in millions of euros)	Receivables	Payables	Sales of goods and services	Purchases of goods and services
Thales	1	7	9	(29)
Radiall	—	—	—	(1)
AXA	2	—	21	—
Thomson	14	—	12	—

	Year ended December 31, 2004
(in millions of euros)	Receivables	Payables	Sales of goods and services	Purchases of goods and services
Tower Participations SAS	6	16	11	(62)
AXA	6	4	21	(14)
Thomson	16	4	16	(15)

NOTE 35 – SUBSEQUENT EVENTS

In addition to the post-balance sheet events described in other sections of this report, the main subsequent events are as follows:

•	Procedure with the French Competition Council

On January 10, 2006, Le Numéro filed a complaint with the French Competition Council for abuse of dominant position concerning practices that France Telecom and PagesJaunes are alleged to have engaged in regarding directory enquiry services. The complaint alleges that France Telecom supplied a more complete list of directory data to its own enquiry services, and to those of PagesJaunes, than the data that it transferred to other providers pursuant to its regulatory obligations as a telecommunications operator. The claim includes an application for an injunction that would require PagesJaunes to continue selling the advertising data concerning its customers.

•	FTML in Lebanon (see Note 33).

•	Sale of Ypso shares.

In January 2006, France Telecom sold its entire 20% stake in Ypso for a consideration of €44 million. As a result of the sale, the call and put options given to Cinven and Altice on Ypso shares have expired (see Notes 4 and 32).

•	DPTG (Danish Great Northern Telegraph Company), see Note 33.

NOTE 36 – LIST OF CONSOLIDATED COMPANIES

The main changes in consolidation scope in the 12 months to December 31, 2005 are set out in Note 4. Special-purpose entities included within the scope of consolidation are mainly companies linked to securitization operations. The table below covers the principal legal holdings.

Company			Country
France Telecom SA	Parent company		France

Personal Communications Services

Fully consolidated companies	% interest	% control	Country
Orange SA	100.00%	100.00%	France
Orange International Developments	100.00%	100.00%	Bahamas
Mobistar	50.18%	50.18%	Belgium
Wirefree Services Belgium	100.00%	100.00%	Belgium
Orange Botswana	51.00%	51.00%	Botswana
Orange Cameroun	99.50%	99.50%	Cameroon
Orange Côte d’Ivoire	85.00%	85.00%	Cote d’Ivoire
Orange Holding A/S	100.00%	100.00%	Denmark
Orange A/S	100.00%	100.00%	Denmark
Orange World Services	100.00%	100.00%	Denmark
Wirefree Services Denmark	100.00%	100.00%	Denmark
Wirefree Services Denmark 2	100.00%	100.00%	Denmark
Orange Dominica	100.00%	100.00	Dominican Republic
Amena (Retevision Movil)	77.72%	97.90%	Spain
Amena Movil	77.72%	100.00%	Spain
FT Operadores de Telecommunicaciones (formely Auna O de T)	79.39%	79.39%	Spain
EBM Principia	47.53%	59.87%	Spain
Grupo Auna Telecomunicaciones	79.39%	100.00%	Spain
Inversiones en Telecomunicaciones	51.82%	66.67%	Spain
Multimedia Cable	100.00%	100.00%	Spain
Orange Services US	100.00%	100.00%	USA
Orange Ventures 1	100.00%	100.00%	USA
Orange World	100.00%	100.00%	USA
FCC Récolte	100.00%	100.00%	France
Mobile et Permission	100.00%	100.00%	France
Orange Caraïbes	100.00%	100.00%	France
Orange France	100.00%	100.00%	France

Personal Communications Services

Fully consolidated companies	% interest	% control	Country
Orange International SAS	100.00%	100.00%	France
Orange Réunion	100.00%	100.00%	France
Orange Réunion Invest	100.00%	100.00%	France
Orange Supports & Consulting	100.00%	100.00%	France
Rapp 6	100.00%	100.00%	France
SPM Telecom	70.00%	70.00%	France
TELSEA Investments	60.80%	75.50%	Mauritius
FTM Liban	67.00%	67.00%	Lebanon
Orange Liechtenstein	100.00%	100.00%	Liechtenstein
Orange Madagascar	40.07%	65.90%	Madagascar
Ikatel (1)	29.82%	42.33%	Mali
VOXTEL	54.78%	54.90%	Moldova
Castle Worldwide Finance	100.00%	100.00%	Netherlands
Orange Finance	100.00%	100.00%	Netherlands
Orange Nederland NV	100.00%	100.00%	Netherlands
Orange Retail BV	100.00%	100.00%	Netherlands
Wirefree Services Nederland	100.00%	100.00%	Netherlands
PTK-Centertel (2)	47.50%	100.00%	Poland
Orange Dominicana	100.00%	100.00%	Dominican Republic
Orange Romania	96.82%	96.82%	Romania
Ananova	100.00%	100.00%	United Kingdom
Orange Retail Ltd	100.00%	100.00%	United Kingdom
Orange 3G	100.00%	100.00%	United Kingdom
Orange Austria	100.00%	100.00%	United Kingdom
Orange Holdings	100.00%	100.00%	United Kingdom
Orange Ltd	100.00%	100.00%	United Kingdom
Orange Personal Communications Services	100.00%	100.00%	United Kingdom
Orange Brand Services Ltd	100.00%	100.00%	United Kingdom
Orange Cellular Services	100.00%	100.00%	United Kingdom
Orange Direct	100.00%	100.00%	United Kingdom
Orange Furbs Trustees	100.00%	100.00%	United Kingdom
Orange Global	100.00%	100.00%	United Kingdom
Orange Holdings	100.00%	100.00%	United Kingdom
Orange International Ltd	100.00%	100.00%	United Kingdom

Personal Communications Services

Fully consolidated companies	% interest	% control	Country
Orange Ocean	100.00%	100.00%	United Kingdom
Orange Overseas Holdings	100.00%	100.00%	United Kingdom
Orange Overseas Holdings No. 2	100.00%	100.00%	United Kingdom
Orange Mobile Services	100.00%	100.00%	United Kingdom
Orange Paging	100.00%	100.00%	United Kingdom
Orange Pension Trustees	100.00%	100.00%	United Kingdom
Orange Payment Handling Services (formerly The Point Telecommunications)	100.00%	100.00%	United Kingdom
Orange Slovakia Services Ltd	100.00%	100.00%	United Kingdom
Orange Ventures Management	100.00%	100.00%	United Kingdom
Orangedot	100.00%	100.00%	United Kingdom
Trust of Receivables Orange	100.00%	100.00%	United Kingdom
Sonatel Mobiles (1)	42.33%	42.33%	Senegal
Orange Corpsec	63.88%	63.88%	Slovakia
Orange Slovensko	100.00%	100.00%	Slovakia
Orange Sverige	100.00%	100.00%	Sweden
Orange Communications SA (“OCH”)	100.00%	100.00%	Switzerland

(1)	Sonatel, Sonatel Mobiles, Ikatel

•	Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel and its subsidiaries (Sonatel Mobiles and Ikatel) have been fully consolidated with effect from July 1, 2005. France Telecom’s interest in these companies was previously consolidated according to the proportional method.

(2)	TP SA and subsidiaries (TP Group)

•	France Telecom has the power to appoint the majority of TP SA’s Supervisory Board members.

Personal Communications Services

Proportionally consolidated companies	% interest	% control	Country
Irisnet	25.09%	50.00%	Belgium
Egyptian Company for Mobile Services (ECMS) (3)	36.36%	51.03%	Egypt
Mobinil for Telecommunications (3)	71.25%	71.25%	Egypt
Mobinil Invest (3)	37.06%	71.25%	Egypt
Mobinil Services Company (3)	36.33%	71.25%	Egypt
GETESA	40.00%	40.00%	Equatorial Guinea
DARTY France Télécom	50.00%	50.00%	France
Cell Plus	40.00%	40.00%	Mauritius
Mobilecom	35.20%	40.00%	Jordan

(3)	Mobinil for Telecommunications

•	France Telecom Group holds a 71.25% stake in Mobinil, with the remaining 28.75% owned by Orascom Telecom. Since all executive decisions must be jointly approved by both partners at board level, Mobinil is consolidated by the proportional method.

ECMS and subsidiaries

•	Since Mobinil holds over 51% of ECMS and appoints the majority of its board members, ECMS and its subsidiaries are considered to be controlled by Mobinil and are therefore consolidated within France Telecom SA by the proportional method.

Personal Communications Services

Associates consolidated by the equity method	% interest	% control	Country
One GmbH	17.45%	17.45%	Austria
Sonaecom	23.70%	23.70%	Portugal
Safelayer	12.60%	24.32%	Spain
Sonoblok	21.39%	45.00%	Spain

Home Communications Services

Fully consolidated companies	% interest	% control	Country
Sofrecom Algérie	100.00%	100.00%	Algeria
FT Deutschland GmbH	100.00%	100.00%	Germany
FTMSC GmbH	100.00%	100.00%	Germany
Sofrecom Argentina (formerly Sofrecom consultora)	100.00%	100.00%	Argentina
Atlas Services Belgium	100.00%	100.00%	Belgium
Fimocam	100.00%	100.00%	Cameroon
FT Network Services Canada	100.00%	100.00%	Canada
FT R&D Beijing	100.00%	100.00%	China
CI TELCOM	45.90%	51.00%	Cote d’Ivoire
Cote d’Ivoire Multimedia	45.90%	100.00%	Cote d’Ivoire
Atlas Services Denmark	100.00%	100.00%	Denmark
Glocall Middle East	100.00%	100.00%	United Arab Emirates
Autocity Networks	96.34%	96.34%	Spain
Al-pi (formerly Catalana)	75.00%	75.00%	Spain
FT España (formerly UNI2)	100.00%	100.00%	Spain
El Rincon del Vago	100.00%	100.00%	Spain
EresMas Interactiva	100.00%	100.00%	USA
FT Participations US	100.00%	100.00%	USA
FTLD USA	100.00%	100.00%	USA
FTP Holding	100.00%	100.00%	USA
FT R&D LLc San Francisco	100.00%	100.00%	USA
FT R&D LLc Boston	100.00%	100.00%	USA
Aura 2	100.00%	100.00%	France
Atrium 3	100.00%	100.00%	France
CITIUS 98	100.00%	100.00%	France
Corsica Haut Débit	100.00%	100.00%	France
FCC Titricom 1.2	100.00%	100.00%	France
FCC Titricom 1.3	100.00%	100.00%	France
FCR Côte d’Ivoire	90.00%	90.00%	France
France Câble Radio	100.00%	100.00%	France
France Telecom EGT	100.00%	100.00%	France
Francetel	100.00%	100.00%	France
FT Capital Development	100.00%	100.00%	France
FT Encaissements	99.99%	99.99%	France

Home Communications Services

Fully consolidated companies	% interest	% control	Country
FT IMMO	100.00%	100.00%	France
FT IMMO Clichy	100.00%	100.00%	France
FT IMMO Issy les Moulineaux	100.00%	100.00%	France
FT IMMO Gestion	100.00%	100.00%	France
FT IMMO GL	100.00%	100.00%	France
FT IMMO Holding	100.00%	100.00%	France
FT IMMO Meylan	100.00%	100.00%	France
FT IMMO Neuilly	100.00%	100.00%	France
FT IMMO Pontarlier	100.00%	100.00%	France
FT IMMO Toulouse	100.00%	100.00%	France
FT Marine	100.00%	100.00%	France
FT Mobiles International	100.00%	100.00%	France
FT Services	100.00%	100.00%	France
FT Technologies Investissement	100.00%	100.00%	France
FT Terminaux	100.00%	100.00%	France
FTMSC	100.00%	100.00%	France
GIE Innovacom	57.62%	57.62%	France
GIE fiscal Descartes	100.00%	100.00%	France
Immobilière FT	100.00%	100.00%	France
Innovacom 3	34.21%	34.21%	France
Innovacom Gestion	50.00%	50.00%	France
NEDDI	100.00%	100.00%	France
Nordnet	100.00%	100.00%	France
Orange Distribution	100.00%	100.00%	France
Orange Promotions	100.00%	100.00%	France
Rapp 9	100.00%	100.00%	France
Rapp 18	100.00%	100.00%	France
Rapp 23	100.00%	100.00%	France
Rapp 24	100.00%	100.00%	France
Rapp 26	100.00%	100.00%	France
Rapp 27	100.00%	100.00%	France
Rapp 30	100.00%	100.00%	France

Home Communications Services

Fully consolidated companies	% interest	% control	Country
Rapp 31	100.00%	100.00%	France
Rapp 32	100.00%	100.00%	France
Rapptel	100.00%	100.00%	France
SOFRECOM	100.00%	100.00%	France
Solicia	100.00%	100.00%	France
TDCOM	100.00%	100.00%	France
Telincom Courtage	100.00%	100.00%	France
TPSA Eurofinance France SA (2)	47.50%	100.00%	France
Viaccess	100.00%	100.00%	France
France Telecom e-Commerce (formerly Wanadoo E-Merchant)	100.00%	100.00%	France
w-HA	100.00%	100.00%	France
FTLD Hong-Kong	100.00%	100.00%	Hong Kong
Call Services	100.00%	100.00%	Mauritius
Chamarel Marine Services	100.00%	100.00%	Mauritius
Rimcom	100.00%	100.00%	Mauritius
Teleservices	40.00%	100.00%	Mauritius
FT Japan	100.00%	100.00%	Japan
JIT CO	88.00%	88.00%	Jordan
Sofrecom Maroc	100.00%	100.00%	Morocco
Régie T Mexico	75.00%	75.00%	Mexico
Dutchtone Group	100.00%	100.00%	Netherlands
FT Services Nederland	100.00%	100.00%	Netherlands
FTMSC BV	100.00%	100.00%	Netherlands
TFN	100.00%	100.00%	Netherlands
Wanadoo International NL	100.00%	100.00%	Netherlands
Wanadoo Nederland	100.00%	100.00%	Netherlands
Paytel (formerly Contact Center)	47.50%	100.00%	Poland
Exploris (formerly TP Edukacja i Wypoczynek)	47.50%	100.00%	Poland
Fundacja Grupy TP	47.50%	100.00%	Poland
ORE	47.50%	100.00%	Poland
OTO Lublin	47.50%	100.00%	Poland
Sofrecom Polska	100.00%	100.00%	Poland
PTE TP	47.50%	100.00%	Poland
Telefony Podlaskie (2)	26.18%	55.11%	Poland

Home Communications Services

Fully consolidated companies	% interest	% control	Country
Telefon 2000 (2)	45.31%	95.38%	Poland
TP EmiTel (2)	47.50%	100.00%	Poland
TP Internet (2)	47.50%	100.00%	Poland
TP Invest (2)	47.50%	100.00%	Poland
TP Med (2)	47.50%	100.00%	Poland
TP SA (2)	47.50%	47.50%	Poland
TP SA Eurofinance (2)	47.50%	100.00%	Poland
TP SA Finance (2)	47.50%	100.00%	Poland
TP Teltech (2)	47.50%	100.00%	Poland
TPDiTel (2)	47.50%	100.00%	Poland
Virgo (2)	47.50%	100.00%	Poland
Wirtualna Polska (2)	47.50%	100.00%	Poland
Freeserve Servicos de Internet	100.00%	100.00%	Portugal
FTLD-Czech	100.00%	100.00%	Czech Republic
F3B Property Company	100.00%	100.00%	United Kingdom
Freeserve Auctions	100.00%	100.00%	United Kingdom
Freeserve holding	100.00%	100.00%	United Kingdom
Freeserve Investment	100.00%	100.00%	United Kingdom
FT Network Services UK	100.00%	100.00%	United Kingdom
FT Participations UK	100.00%	100.00%	United Kingdom
FT R&D Ltd	100.00%	100.00%	United Kingdom
Strike off 4 (formerly Icircle)	100.00%	100.00%	United Kingdom
Freeserve.com (formerly Intracus)	100.00%	100.00%	United Kingdom
Wanadoo UK (formerly Freeserve.com)	100.00%	100.00%	United Kingdom
Wanadoo Plc	100.00%	100.00%	United Kingdom
Cge-Solutions	25.40%	60.00%	Senegal
Sonatel Multimedia	42.33%	100.00%	Senegal
Sonatel (1)	42.33%	42.33%	Senegal
Sofrecom Thailand	99.98%	99.99%	Thailand
FTLD Singapour	100.00%	100.00%	Singapore
FT Network Services Sweden	100.00%	100.00%	Sweden
FT Network Services Switzerland SA	100.00%	100.00%	Switzerland
Telecom Vanuatu	33.33%	33.33%	Vanuatu
FCR Vietnam PTE Ltd	74.00%	74.00%	Vietnam

(1)	Sonatel, Sonatel Mobiles, Ikatel

•	Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel and its subsidiaries (Sonatel Mobiles and Ikatel) have been fully consolidated with effect from July 1, 2005. France Telecom’s interest in these companies was previously consolidated according to the proportional method.

(2)	TP SA and subsidiaries (TP Group)

•	France Telecom has the power to appoint the majority of TP SA’s Supervisory Board members.

Home Communications Services

Proportionally consolidated companies	% interest	% control	Country
DT-FT Italian Holding GmbH	50.00%	50.00%	Germany
Technocom Ventures	49.95%	49.95%	France
Mauritius Telecom	40.00%	40.00%	Mauritius
Telecom Plus	58.00%	70.00%	Mauritius
E-Dimension	35.20%	40.00%	Jordan
JTC	35.20%	40.00%	Jordan
Wanadoo Jordan	35.20%	40.00%	Jordan

Associates consolidated by the equity method	% interest	% control	Country
Europortal jumpy España	50.00%	50.00%	Spain
Bluebird Participations France	20.00%	20.00%	France
Tahiti Nui Telecom	34.00%	34.00%	France
Ypso Holding	20.00%	20.00%	Luxembourg

Enterprise Communications Services

Fully consolidated companies	% interest	% control	Country
Equant NV	100.00%	100.00%	Netherlands
Equant Finance BV	100.00%	100.00%	Netherlands
EGN BV and subsidiaries	100.00%	100.00%	Netherlands
Equant SA and subsidiaries	100.00%	100.00%	France
Equant Holdings US and subsidiaries	100.00%	100.00%	USA
Equant Integration Services SA	100.00%	100.00%	Switzerland
Globecast Africa	100.00%	100.00%	South Africa
Etrali Allemagne	100.00%	100.00%	Germany
FT Corporate Solutions Australia	100.00%	100.00%	Australia
Etrali SA Espagne	100.00%	100.00%	Spain
Etrali North America	100.00%	100.00%	USA
FT Corporate Solutions	100.00%	100.00%	USA
Globecast NA	100.00%	100.00%	USA
Almerys	64.00%	64.00%	France
CVF	100.00%	100.00%	France
Etrali France	100.00%	100.00%	France
Etrali SA	100.00%	100.00%	France
Expertel Consulting	100.00%	100.00%	France
Globecast France	100.00%	100.00%	France
Globecast Holding	100.00%	100.00%	France
Globecast Reportages	100.00%	100.00%	France
Intelmatique	100.00%	100.00%	France
Sétib	99.99%	99.99%	France
Telefact	69.53%	69.53%	France
Transpac	100.00%	100.00%	France
Etrali HK	100.00%	100.00%	Hong Kong
Etrali SRL	100.00%	100.00%	Italy
Globecast Italie	100.00%	100.00%	Italy
Etrali KK	100.00%	100.00%	Japan
Newsforce and subsidiaries	100.00%	100.00%	Netherlands
Etrali UK	100.00%	100.00%	United Kingdom
Globecast UK	100.00%	100.00%	United Kingdom
Etrali Singapore Pte	100.00%	100.00%	Singapore
Globecast Asie	100.00%	100.00%	Singapore
Etrali Suisse	100.00%	100.00%	Switzerland

Enterprise Communications Services

Proportionally consolidated companies	% interest	% control	Country
Globecast Australia	50.00%	50.00%	Australia
Globecast España SL	50.72%	50.72%	Spain

Directories

Fully consolidated companies	% interest	% control	Country
Kompass Belgium	54.00%	100.00%	Belgium
QDQ Media	54.00%	100.00%	Spain
Kompass France	54.00%	100.00%	France
Mappy	54.00%	100.00%	France
PagesJaunes Groupe	54.00%	54.00%	France
PagesJaunes SA	54.00%	100.00%	France
Wanadoo Data	54.00%	100.00%	France
E-Sama	54.00%	100.00%	France
Euro Directory	54.00%	100.00%	Luxembourg
Edicom	54.00%	100.00%	Morocco

Proportionally consolidated companies	% interest	% control	Country
Editus Luxembourg	26.46%	49.00%	Luxembourg

NOTE 37 – IFRS 2004 TRANSITION NOTE

This note describes the principles applied to prepare the opening IFRS balance sheet at January 1, 2004 and the differences compared to the French generally accepted accounting principles (French GAAP) previously applied, as well as the effects of these differences on the 2004 opening and closing balance sheets and 2004 income statement.

37.1 Basis of preparation of IFRS transition note

Financial information for 2004 on the transition to IFRS was prepared in accordance with IFRS 1 – First-time Adoption of IFRS and the IAS/IFRS applicable at December 31, 2005, as published by the IASB at December 31, 2005 and adopted by the European Commission on the same date. However:

•	The Group has opted for early application of certain standards and interpretations, which are described in paragraph 2.1.1 of Note 2 – Significant Accounting Policies and Changes in Estimates.

•	Some accounting positions taken by France Telecom are not covered by any specific provision of international accounting standards and their interpretations. This is the case, in particular, for:

•	acquisitions of minority interests;

•	commitments to purchase minority interests;

•	loyalty programs;

•	employee share offers; and

•	individual training rights for employees.

The accounting treatments applied to the above are described in paragraph 2.1.2 of Note 2 – Significant Accounting Policies and Changes in Estimates.

•	Accounting standards include options relating to the measurement and recognition of assets and liabilities, both in respect of IFRS 1 – First-time Adoption of IFRS, and within the actual standards themselves. These options are described in paragraph 2.1.3 of Note 2 – Significant Accounting Policies and Changes in Estimates.

37.2 Effects on 2004 equity and net income

in millions of euros	Opening equity			Closing equity			Net income 2004			Note
	Attributable to equity holders of France Telecom SA	Minority interests	Total	Attributable to equity holders of France Telecom SA	Minority interests	Total	Attributable to equity holders of France Telecom SA	Minority interests	Total
French GAAP (2003 published financial statements)	12,026	5,966	17,992
Consolidation of Tele Invest & Tele Invest II and special purpose vehicles (securitization programs)	(62)	(519)	(581)							37.6.1.1
Employee benefits (Group including France Telecom SA)	(502)	0	(502)							37.6.1.2
Deferred taxes on employee benefits	177	0	177							37.6.1.2

Impact of loyalty programs	(297)	0	(297)							37.6.1.3
Deferred taxes on impact of loyalty programs	102	0	102							37.6.1.3

French GAAP at December 31, 2003, adjusted for the effects of changes of method adopted in 2004	11,444	5,447	16,891	15,681	4,052	19,733	2,784	218	3,002

Proportional consolidation of affiliates in Senegal		(224)	(224)		(262)	(262)		(73)	(73)	37.6.4
Subscriber base amortization	(1,952)	(517)	(2,469)	(2,472)	(628)	(3,100)	(476)	(106)	(582)	37.6.2.1
Goodwill amortization	0	0	0	1,725	18	1,743	1,755	18	1,773	37.6.2.2

Adjustment of hybrid instruments: TDIRA (excluding effect of amortized cost method)	1,267	0	1,267	1,236	0	1,236	0	0	0	37.6.2.3
Adjustment of hybrid instruments: OCEANE	0	0	0	97	0	97	0	0	0	37.6.2.3
Equant impairment losses (property, plant and equipment and intangible assets)	0	0	0	163	136	299	163	136	299	37.6.2.4

Revenue recognition	(1,002)	(50)	(1,052)	(1,056)	(49)	(1,105)	(49)	8	(41)	37.6.2.5
Commitments to purchase minority interests (put options)	(661)	(322)	(983)	(422)	(125)	(547)	(69)	0	(69)	37.6.2.6
France Telecom SA 2000 and 2001 tax loss carryback receivables	275	0	275	198	0	198	(77)	0	(77)	37.6.2.7

Share-based compensation	0	0	0	(282)	(2)	(284)	(321)	(21)	(342)	37.6.2.8
Remeasurement of financial assets at fair value	173	3	176	83	0	83	(81)	(2)	(83)	37.6.2.9
Financial instruments	(14)	25	11	(16)	50	34	(2)	13	11	37.6.2.10

Amortized cost adjustment to debt (debt issuance costs and issue premiums)	(98)	(2)	(100)	(182)	0	(182)	(85)	2	(83)	37.6.2.11
Cancellation of capitalized interest	(100)	(49)	(149)	(97)	(56)	(153)	7	(5)	2	37.6.2.12
Revaluation at fair value of TP Group property, plant and equipment	139	154	293	133	148	281	(24)	(27)	(51)	37.6.2.12

Other adjustments	82	(7)	75	162	9	171	13	4	17
Deferred tax liability on tax loss carryback receivables	(98)	0	(98)	(70)	0	(70)	28		28	37.6.2.13
Deferred tax liability on revaluation at fair value of TP Group property, plant and equipment	(27)	(29)	(56)	(25)	(20)	(45)	8	8	16	37.6.2.12
Deferred tax liability on trademarks	(1,248)	(65)	(1,313)	(1,236)	(49)	(1,285)	8	7	15	37.6.2.13

Cancellation of discounting adjustment to deferred tax assets	1,759	0	1,759	998	0	998	(776)	0	(776)	37.6.2.13
Deferred tax liability on TDIRA and OCEANE excluding effect of amortized cost method	(450)	0	(450)	(457)	0	(457)	15	0	15	37.6.2.13
Deferred taxes on revenue recognition	341	5	346	355	5	360	14	(2)	12	37.6.2.13

Deferred taxes on subscriber base	(174)	(32)	(206)	(49)	(5)	(54)	130	26	156	37.6.2.13
Other deferred tax adjustments	(17)	19	2	(16)	10	(6)	52	(11)	41	37.6.2.13

IFRS	9,639	4,356	13,995	14,451	3,232	17,683	3,017	193	3,210

37.3 Effects on 2004 net income

	Published 2004 French GAAP accounts	IFRS	Differences	o/w effect of proportional consolidation of affiliates in	o/w other IFRS adjustments
in millions of euros	2004	2004
Net revenues	47,157	46,158	(999)	(217)	(782)
External purchases	(18,617)	(17,870)	747	45	702
Other operating income	799	561	(238)	(3)	(235)
Other operating expense	(2,204)	(2,076)	128	10	118
Personel costs - Wages and employee benefit expenses	(8,874)	(8,850)	24	24	0

Operating income before depreciation and amortization of actuarial adjustments in the early retirement plan (French GAAP) / Gross Operating Margin (IFRS)	18,261	17,923	(338)	(141)	(197)

- Employee profit-sharing		(280)	(280)		(280)
- Share-based compensation		(399)	(399)		(399)
Depreciation and amortization	(7,437)	(7,990)	(553)	35	(588)
Impairment of goodwill		(534)	(534)		(534)
Impairment of non-current assets		(179)	(179)	(3)	(176)
Gains (losses) on disposal of assets		922	922	3	919
Restructuring costs		(181)	(181)		(181)
Share of profits (losses) of associates		30	30		30

Operating income	10,824	9,312	(1,512)	(106)	(1,406)

Interest expense	(3,397)	(3,621)	(224)	2	(226)
Foreign exchange gains (losses)	180	144	(36)	1	(37)
Discounting expense	(148)	(148)	0		0

Finance costs, net	(3,365)	(3,625)	(260)	3	(263)

Equity in net income (loss) of affiliates	4		(4)
Other non-operating income (expenses), net	113		(113)
Employee profit sharing	(269)		269
Goodwill amortization	(1,788)		1,788
Exceptional goodwill amortization	(519)		519
Income tax expense	(1,998)	(2,477)	(479)	30	(509)

Consolidated net income after tax	3,002	3,210	208	(73)	281

Minority interests	218	193	(25)	(73)	48

Attributable to equity holders of France Telecom SA	2,784	3,017	233	0	233

Earnings per share (in euros)
Net income attributable to equity holders of France Telecom SA
- Basic	1.14	1.23	0.09		0.09
- Diluted	1.12	1.22	0.10		0.10

37.4 Effects on the opening balance sheet at January 1, 2004

Effects on opening balance sheet at January 1, 2004 – Assets

In millions of euros
French GAAP balance sheet		Changes of method (French GAAP)*	Reclassifications (**)		IFRS adjustments		IFRS	Note	IFRS balance sheet
Goodwill, net	25,838	699	0		0		26,537		Goodwill, net
Intangible assets, net	16,554		1,685		(2,374)		15,865		Other intangible assets, net
				1,896		(2,469)		37.6.2.1
				(211)		95
Property, plant and equipment	30,635		(1,713)		50		28,972		Property, plant and equipment, net
				(1,896)		293		37.6.2.12
				183		(149)		37.6.2.12
						(94)
Investments accounted for under the equity method	205		462		(60)		607		Interests in associates
Non-consolidated investments, net	1,045		(460)		142		727	37.6.2.9	Assets available for sale
Other long-term assets, net	3,171	(1,718)			3,376		4,829		Other non-current financial assets and derivatives
						1,706		37.6.2.7
						1,253		37.6.2.14
						436		37.6.2.10
						(19)
Deferred income taxes, net (long-term)	7,927	279	1,429		1,516		11,151		Deferred tax assets
						1,759		37.6.2.13
						346		37.6.2.13
						(450)		37.6.2.13
						(98)		37.6.2.13
						(41)

Total long-term assets	85,375	(740)	1,403		2,650		88,688		Total non-current assets

Inventories, net	516		122		20		658		Inventories, net
Trade accounts receivable, less provisions	3,819	3,143	0		(2)		6,960		Trade receivables, net
Deferred short-term income taxes, net	1,429		(1,429)		(0)		0
Prepaid expenses and other current assets	3,470		(3,455)		(15)
			2,528		(354)		2,174		Other current assets
			65				65		Current tax assets
			706		(69)		637		Prepaid expenses
Marketable securities	1,874		156		159		2,189		Other current financial assets and derivatives
				158		146		37.6.2.10
				(2)		13
Cash and cash equivalents	3,350	41			(21)		3,370		Cash and cash equivalents

Total current assets	14,458	3,184	(1,307)		(282)		16,053		Total current assets

Total assets	99,833	2,444	96		2,368		104,741		Total assets

(*)	The changes of method under French GAAP are described in note 37.6.1

(**)	The main reclassifications are described in note 37.6.3.1

Effects on opening balance sheet at January 1, 2004 – Equity and Liabilities

In millions of euros
French GAAP balance sheet		Changes of method (French GAAP)*	Reclassifications (**)	IFRS adjustments		IFRS	Note	IFRS balance sheet
Share capital	9,609					9,609		Share capital
Additional paid-in capital	15,333					15,333		Additional paid-in capital
Retained earnings (losses carried forward)	(6,033)	(582)	(6,883)	(1,805)		(15,303)		Retained earnings (deficit)
Foreign currency translation adjustments	(6,883)		6,883			0		Translation adjustment

Shareholders’ equity	12,026	(582)	0	(1,805)		9,639		Equity attributable to equity holders of France Telecom SA

Minority interests	5,966	(519)		(1,091)		4,356		Minority interests

Shareholders’ equity	17,992	(1,101)	0	(2,896)		13,995		Total equity

Non-refundable funds and equivalents	5,279			(5,279)		0

Bonds	36,356			3,004		39,360		Exchangeable or convertible bonds (non-current)
					4,031		37.6.2.3
					(1,152)		37.6.2.10
					125
Other long- and medium-term debt, less current portion	2,408	2,155	122	4,958		9,643		Other non current financial debt and derivatives
					1,431		37.6.2.7
					983		37.6.2.6
					1,167		37.6.2.14
					1,352		37.6.2.10
					25
Other long-term liabilities	5,986	(1,266)	(4,712)	(8)
			565	85		650		Non-current employee benefits
			3,614	(73)		3,541		Other non-current provisions
			1,528	(57)		1,471		Other non-current liabilities
			467	1,530		1,997		Deferred tax liabilities
					1,313		37.6.2.13
					206		37.6.2.13
					56		37.6.2.12
					(45)

Total long-term liabilities	44,750	889	1,584	9,439		56,662		Total non-current liabilities

Current portion of long- and medium-term debt	9,057		(9,057)
Bank overdrafts and other short-term borrowings	1,570	1,462	(3,032)
			14,171	213		14,384		Exchangeable or convertible bonds, and other current financial debt and derivatives
					86		37.6.2.14
					253		37.6.2.10
					(126)
	0		1,324	(10)		1,314		Accrued interest payables
	0		1,549	18		1,567		Current employee benefits
			3,000	(27)		2,973		Current provisions
Trade payables	7,368			(24)		7,344		Trade payables
Accrued expenses and other payables	9,040	897	(9,900)	(37)
Other current liabilities	1,378		(1,361)	(17)
			2,893	(84)		2,809		Other current liabilities
	0		406	(8)		398		Current tax payables
Deferred income taxes, net	234		(236)	2
Deferred income	3,165	297	(1,245)	1,078		3,295		Deferred income
					1,052		37.6.2.5
					26

Total current liabilities	31,812	2,656	(1,488)	1,104		34,084		Total current liabilities

Total liabilities and shareholders’ equity	99,833	2,444	96	2,368		104,741		Total equity and liabilities

(*)	The changes of method under French GAAP are described in note 37.6.1

(**)	The main reclassifications are described in note 37.6.3.1

37.5 Effects on the closing balance sheet at December 31, 2004

Effects on the closing balance sheet at December 31, 2004 – Assets

In millions of euros
French GAAP balance sheet		Reclassifications (*)		IFRS adjustments		IFRS	Note	IFRS balance sheet
Goodwill, net	25,806	0		1,783		27,589	37.6.2.2	Goodwill, net
Intangible assets, net	15,904	2,517		(2,789)		15,632		Other intangible assets, net
			2,662		(3,151)		37.6.2.1
			(145)		201		37.6.2.4
					161
Property, plant and equipment	29,034	(2,538)		6		26,502		Property, plant and equipment, net
			(2,662)		281		37.6.2.12
			124		(153)		37.6.2.12
					98		37.6.2.4
					(220)		37.6.4
Investments accounted for under the equity method	174	216		(20)		370		Interests in associates
Non-consolidated investments, net	760	(214)		69		615	37.6.2.9	Assets available for sale
Other long-term assets, net	1,635	0		2,650		4,285		Other non-current financial assets and derivatives
					1,706		37.6.2.7
					760		37.6.2.14
					184		37.6.2.10
Deferred income taxes, net (long-term)	7,118	1,431		920		9,469		Deferred tax assets
					998		37.6.2.13
					360		37.6.2.13
					(425)		37.6.2.13
					(70)		37.6.2.13
					57

Total long-term assets	80,431	1,412		2,619		84,462		Total non-current assets

Inventories, net	579	69		(4)		644		Inventories, net
Trade accounts receivable, less provisions	6,599			(10)		6,589		Trade receivables, net
Deferred income taxes, net	1,431	(1,431)		(0)		0
Prepaid expenses and other current assets	3,833	(3,809)		(24)
		3,023		(238)		2,785		Other current assets
		88		0		88		Current tax assets
		653		7		660		Prepaid expenses
Marketable securities	249	44		19		312		Other current financial assets and derivatives
					56		37.6.2.10
					(37)
Cash and cash equivalents	3,203			(50)		3,153		Cash and cash equivalents

Total current assets	15,894	(1,363)		(300)		14,231		Total current assets

Total assets	96,325	49		2,319		98,693		Total assets

(*)	The main reclassifications are described in note 37.6.3.1

Effects on the closing balance sheet at December 31, 2004 – Equity and Liabilities

In millions of euros
French GAAP balance sheet		Reclassifications (*)	IFRS adjustments		IFRS	Note	IFRS balance sheet
Share capital	9,869		0		9,869		Share capital
Additional paid-in capital	12,675				12,675		Additional paid-in capital
Retained earnings (losses carried forward)	(3,137)		(8,536)		(11,673)		Retained earnings (deficit)
Net income for the year	2,784		233		3,017		Net income for the year
Foreign currency translation adjustments	(6,510)		7,073		563		Translation adjustment

Shareholders’ equity	15,681	0	(1,230)		14,451		Equity attributable to equity holders of France Telecom SA

Minority interests	4,052		(820)		3,232		Minority interests

Shareholders’ equity including minority interests	19,733	0	(2,050)		17,683		Total equity

Non-refundable funds and equivalents	5,149	(0)	(5,149)		0

Bonds	32,092		2,130		34,222		Exchangeable or convertible bonds (non-current)
				3,994		37.6.2.3
				(97)		37.6.2.3
				(1,773 6)		37.6.2.10
Other long- and medium-term debt, less current portion	3,934	116	4,521		8,571		Other non-current financial debt and derivatives
				1,508		37.6.2.7
				547		37.6.2.6
				712		37.6.2.14
				1,824		37.6.2.10
				(70)
Other long-term liabilities	4,458	(4,454)	(4)
		628	0		628		Non-current employee benefits
		3,250	(1)		3,249		Other non-current provisions
		1,346	(7)		1,339		Other non-current liabilities
		487	1,491		1,978		Deferred tax liabilities
				1,297		37.6.2.13
				54		37.6.2.13
				45		37.6.2.12
				95

Total long-term liabilities	40,484	1,373	8,130		49,987		Total non-current liabilities

Current portion of long- and medium-term debt	7,478	(7,478)
Bank overdrafts and other short-term borrowings	3,886	(3,886)
	0	11,366	114		11,480		Exchangeable or convertible bonds, and other current financial debt and derivatives
				225		37.6.2.10
				48		37.6.2.14
				(159)
	0	1,122	50		1,172		Accrued interest payable
	0	1,701	281		1,982		Current employee benefits
				284		37.6.2.8
				(3)
		1,984	(41)		1,943		Current provisions
Trade payables	7,786		(29)		7,757		Trade payables
Accrued expenses and other payables	7,142	(7,095)	(47)
Other current liabilities	790	(767)	(23)
		2,736	(48)		2,688		Other current liabilities
	0	425	6		431		Current tax payables
Deferred income taxes, net	285	(287)	2		0
Deferred income	3,592	(1,145)	1,123		3,570		Deferred income
				1,105		37.6.2.5
				18

Total current liabilities	30,959	(1,324)	1,388		31,023		Total current liabilities

Total liabilities and shareholders’ equity	96,325	49	2,319		98,693		Total equity and liabilities

(*)	The main reclassifications are described in note 37.6.3.1

37.6 Description of the main IFRS adjustments

37.6.1 Restatements done through a change in accounting policy in the French GAAP accounts

37.6.1.1 Consolidation rules

In accordance with IAS 27 – Consolidated and Separate Financial Statements and SIC 12 – Special Purpose Entities, subsidiaries that are controlled by France Telecom, directly or indirectly, have been fully consolidated as from January 1, 2004 including entities where control does not result from the ownership of shares. Tele Invest and Tele Invest II, two Kulczyk Holding entities that acquired TP SA shares, and the special purpose entities set up in connection with trade receivables securitization programs, have therefore been fully consolidated in the opening IFRS balance sheet.

In the French GAAP consolidated financial statements, these entities were excluded from the scope of consolidation up to December 31, 2003 but were consolidated in 2004 in compliance with the Loi de Sécurité Financière (Financial Security Act) dated August 1, 2003.

First-time consolidation of Tele Invest and Tele Invest II at January 1, 2004 led to a €519 million reduction in minority interests, corresponding to the 13.57% interest in TP SA held by these entities, a €699 million increase in goodwill net of amortization, a €66 million reduction in shareholders’ equity including cumulative translation adjustments attributable to equity holders of France Telecom SA, and a €2,155 million increase in gross financial debt.

Under French GAAP, consolidation of these entities led to the recognition in 2004 of a €43 million goodwill amortization charge, interest expense of €99 million, and no changes in the provision for risk previously recorded (€870 million carried in the balance sheet at December 31, 2003), which was written off to equity in the opening balance sheet at January 1, 2004. In the 2004 IFRS income statement, the €43 million additional goodwill amortization charge has been reversed.

At January 1, 2004, first-time consolidation of special purpose entities set up in connection with trade receivables securitization programs led to: (i) on the assets side, reinstatement of the sold receivables, generating a €3,143 million increase in trade receivables, net; a €1,718 million decrease in other non-current financial assets and derivatives, corresponding to the net value of the retained interests; a €41 million increase in cash and cash equivalents, and ii) on the liabilities side, a €1,462 million increase in “Exchangeable or convertible bonds, and other current financial debt and derivatives” and a €4 million increase in shareholders’ equity.

37.6.1.2 Provisions for pension plans and similar benefits

The principles governing the measurement and recognition of pension and other post-employment benefit obligations in accordance with IAS 19 – Employee Benefits are similar to those applied in the 2004 French GAAP accounts, with retrospective effect from January 1, 2004, in accordance with CNC recommendation 2003-R.01 and the first-time adoption rules set out in the CNC communication dated July 22, 2004.

The effect of the change in accounting policy under French GAAP, consisting mainly of the recognition at the transition date of cumulative actuarial gains and losses not recognized previously, is a €502 million reduction in equity (before the €177 million deferred tax asset) and a €502 million increase in employee benefits.

37.6.1.3 Loyalty programs

Following the adoption of Comité d’Urgence (Emerging Accounting Issues Committee) opinion 2004-E dated October 13, 2004 on the accounting treatment of discounts and other benefits (goods or services) granted to customers, the accounting treatment of loyalty programs with a contract renewal obligation is the same as that for programs without a renewal obligation, which are accrued and presented as a reduction in revenues. The effect of this change of accounting policy under French GAAP at January 1, 2004 is a €297 million reduction in equity (before the €102 million deferred tax assets). This accounting policy has been maintained in the IFRS accounts.

37.6.2 Other adjustments

37.6.2.1 Subscriber base amortization

Market shares acquired in business combinations that are recognized in the French GAAP accounts were analyzed under US GAAP as corresponding to the value of subscriber bases, amortizable over the expected life of the commercial relationship. The same analysis applies under IAS 38 – Intangible Assets. Consequently, in the IFRS accounts, the market shares recognized in the French GAAP accounts – which were not amortized – have been reclassified as subscriber bases and recorded net of amortization.

The negative effect on equity in the IFRS balance sheet amounts to €2,469 million at January 1, 2004 (including a €1,952 million deduction from equity attributable to equity holders of France Telecom SA) and €3,100 million at December 31, 2004 (including a €2,472 million deduction from equity attributable to equity holders of France Telecom SA).

In the 2004 IFRS income statement, the effect is an increase in amortization of intangible assets of €582 million. Subscriber base amortization also affects the amount reported under IFRS for impairment losses on Equant property, plant and equipment and intangible assets (see Note 37.6.2.4).

37.6.2.2 Goodwill amortization and impairment losses

In accordance with the exemption provided for in IFRS 1, the Group has opted not to restate past business combinations that occurred prior to January 1, 2004. Under IFRS 3 – Business Combinations, goodwill is not amortized from January 1, 2004. This has led to a €1,773 million positive impact on 2004 net income.

No additional impairment losses on goodwill have been recorded in the opening IFRS balance sheet at January 1, 2004 or the 2004 income statement. In 2004, the €534 million impairment loss recorded in the IFRS accounts in respect of Equant corresponds to €519 million in impairment losses and €15 million reported as amortization expense in the 2004 French GAAP accounts.

37.6.2.3 Hybrid instruments

A hybrid financial instrument is a debt instrument that contains both a liability component and an equity component. According to IAS 32, the issuer of a financial instrument must classify the instrument, or its component parts, at inception as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. The perpetual bonds redeemable for shares (TDIRAs) and bonds convertible into or exchangeable for new or existing shares (OCEANEs) issued during the second half of 2004 are therefore recognized based on their liability and equity components.

•	Perpetual bonds redeemable for France Telecom shares (TDIRAs)

The TDIRAs, which were classified as quasi-equity in the French GAAP accounts, have been recognized as a financial liability and an equity instrument in the IFRS accounts.

The component recognized in equity in the opening IFRS balance sheet at January 1, 2004 amounts to €1,267 million (versus €4,031 million recognized in financial debt). In addition, the effect of applying the amortized cost method has a negative impact on equity in an amount of €18 million. The net effect on opening equity is therefore €1,249 million.

At December 31, 2004, the instrument’s equity component amounts to €1,236 million (and the liability component to €3,994 million) and €81 million has been deducted from retained earnings corresponding to the effect of applying the amortized cost method. The total effect at December 31, 2004 is therefore €1,155 million on equity and €3,994 million on financial debt.

Lastly a deferred tax liability has been recognized for €450 million at January 1, 2004 and €425 million at December 31, 2004 (excluding the impact of measurement at amortized cost).

•	Bonds convertible or exchangeable for new or existing shares (OCEANEs)

At December 31, 2004, the effect on equity of the OCEANEs issued during the second half of the year amounts to €97 million.

A deferred tax liability of €32 million has been recognized at December 31, 2004.

37.6.2.4 Impairment of Equant property, plant and equipment and intangible assets

The positive effect of €299 million on the IFRS income statement corresponds to the reduction in impairment losses on non-current assets compared to the amount recorded in the French GAAP accounts. This effect mainly corresponds to retrospective amortization of the Equant subscriber bases in the opening IFRS balance sheet, leading to a reduction in Equant’s net book value.

37.6.2.5 Revenue recognition

The effect on equity in the opening IFRS balance sheet at January 1, 2004 of IFRS adjustments to net revenues – except for the loyalty program effect – is a reduction of €1,052 million (before the €346 million positive deferred tax effect). This corresponds mainly to the deferral over the average life of the contractual relationship of fixed line telephony service connection fees.

Net revenues in the 2004 IFRS income statement are €782 million lower than the French GAAP figure, due mainly to changes in revenue recognition method and the presentation changes described below.

•	Changes in the revenue recognition policy

•	deferred recognition of revenues corresponding to initial fixed line telephone service connection fees: negative effect of €80 million;

•	positive impact associated with promotional offers, mainly from the mobile business, including free minutes, the impact of which is deferred over the contractual commitment term: €26 million.

•	Presentation of certain expenses as a deduction from revenue

•	reclassification as a deduction from net revenues of payments to content and other providers, mainly in respect of special premium-rate numbers: negative effect of €352 million;

•	recognition of net revenues from mobile equipment sold in a packaged offer via indirect distribution channels based on the price paid by the end customer: negative effect of €345 million;

•	“Service Level Agreement” penalties paid in the fixed line telephony business: negative effect of €16 million.

All of these items are recognized as an expense under French GAAP.

The net effect on 2004 consolidated gross operating margin is a decrease of €41 million.

The net effect on equity at December 31, 2004 is a decrease of €1,105 million (before the €360 million positive deferred tax effect). This amount corresponds mainly to the negative effect of deferring connection fees in the fixed line telephony service over the average life of the contractual relationship.

37.6.2.6 Commitments to purchase minority interests (put options)

In accordance with IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial instruments: Disclosure and Presentation, in their current form, commitments to purchase minority interests and put options granted to minority shareholders are recognized in financial debt and as a reduction in minority interests. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in equity attributable to equity holders of France Telecom SA. The impact on the opening balance sheet at January 1, 2004 is €983 million, including €458 million for the Orange tender offer (offre publique de retrait) followed by the compulsory purchase of the remaining shares (retrait obligatoire) and €525 million for put options granted to minority shareholders, mainly of Orange Slovensko.

In the 2004 consolidated income statement, the revaluation of these purchase commitments has a negative impact of €69 million on net income.

The impact on equity at December 31, 2004 amounts to €547 million, primarily concerning Orange Slovensko.

37.6.2.7 FT SA carryback

In the French GAAP accounts, the disposal by France Telecom of tax loss carryback receivables to a financial institution in 2000 and 2001 led to the removal of the receivables from the balance sheet. According to IAS 18 – Revenue, these disposals must be adjusted in the opening IFRS balance sheet at January 1, 2004. Consequently, the carryback receivables have been reinstated in the opening IFRS balance sheet at January 1, 2004 and a liability has been recognized in the same amount. The carryback receivables cannot be recorded as a deduction from financial debt, because they are tax credits. The asset and liability will be extinguished in 2006 and 2007, when the receivables are settled by the State with the financial institution.

In the opening balance sheet at January 1, 2004, recognition of the tax loss carryback receivables has the effect of increasing: (i) receivables by €1,706 million; (ii) financial debt by €1,431 million, corresponding to the proceeds from the sale of the carryback receivables (€1,300 million) less transaction costs (€11 million) plus accrued interest calculated at the implicit interest rate (€142 million); and (iii) equity by €275 million (by €177 million net of the related deferred tax liability).

In the 2004 income statement, recognition of the carryback receivables in the balance sheet has the effect of increasing finance costs by €77 million (€49 million after tax), corresponding to accrued interest on the financial debt for 2004.

In the closing balance sheet at December 31, 2004, the carryback receivables are carried in assets for an amount of €1,706 million, the corresponding financial debt totals €1,508 million, and the unamortized portion of the financial debt recognized in equity amounts to €198 million (€128 million net of deferred tax liabilities). The €198 million corresponds to interest to be added to the financial debt over the period to the date of settlement of the carryback receivables, in 2006 and 2007.

37.6.2.8 Share-based compensation

•	Stock options

Under French GAAP, no compensation expense is recognized on stock option grants.

Application of IFRS 2 – Share-based Payment, leads to the recognition of an expense for stock options granted to employees. In the opening IFRS balance sheet at January 1, 2004, all of the plans have been considered as equity-settled. The cumulative expense of €544 million at January 1, 2004 is offset by an increase in an equity account, with no effect on total equity. In 2004, €257 million was reclassified from equity to accrued compensation expense in respect of the Orange share liquidity agreement, as the Group was no longer able to deliver shares but only cash.

In the 2004 IFRS income statement, the expense related to stock options amounts to €136 million, offset by €109 million recognized in equity for equity-settled plans and €27 million recognized in current employee benefits for cash-settled plans.

•	Employee share offers

Following the sale of shares to outside investors, PagesJaunes carried out an employee rights issue. Following the sale by the State of 10.85% of France Telecom SA’s capital, the State offered shares to current and former France Telecom Group employees in accordance with the Privatization Act of August 6,1986. A total of 28.7 million shares were purchased by employees.

Under IFRS, the compensation related expense (concerning current and former France Telecom Group employees) has been determined based on the fair value of the rights to shares at the grant date. In the 2004 IFRS income statement, the effect is an additional charge of: (i) €190 million in respect of the State’s share offer; and (ii) €16 million in respect of the PagesJaunes rights issue.

37.6.2.9 Remeasurement of financial assets at fair value

Under IFRS, financial assets held for trading and available for sale are measured at fair value. Gains and losses arising from remeasurement at fair value are recognized in the income statement for assets held for trading and in equity for available-for-sale financial assets. When there is objective evidence that available-for-sale assets are impaired, the cumulative loss recorded in equity is written off through profit or loss. In the French GAAP accounts, these assets are stated at the lower of historical cost and fair value. Therefore, the impact on equity in the opening IFRS balance sheet at January 1, 2004 is an increase of €176 million. This restatement mainly concerns available-for-sale assets, for €142 million, including €57 million on Pramindo Ikat shares and €44 million on Intelsat shares. Gains and losses arising from remeasurement at fair value recognized in the 2004 IFRS income statement represent a net loss of €83 million, including a €22 million net loss on mutual fund units, the €40 million negative impact of canceling the provision reversal on Bull shares, and the €30 million negative impact of canceling the provision reversal on Optimus shares.

In 2004, the effect of recognizing directly in equity gains and losses from remeasurement at fair value of available-for-sale assets is a negative €11 million.

The effect of the adjustments on equity at December 31, 2004 amounts to €83 million, corresponding mainly to the remeasurement at fair value of Intelsat shares for €41 million.

37.6.2.10 Financial instruments

Group policy consists of using derivative instruments to hedge economic interest rate and currency risks. In accordance with IAS 39 – Financial Instruments, derivative instruments are measured at fair value in the balance sheet. Financial instruments that fulfill the documentation and effectiveness criteria described in Note 2.1.16, which are eligible for hedge accounting, are accounted for according to the principles described in that note.

The Group uses interest rate derivatives to hedge part of its financial debt. For certain derivatives designated as fair value hedges of identified underlyings (fixed-rate financial debt), changes in the fair value of the derivative largely offset changes in the fair value of the underlying financial debt. Other derivatives qualify as cash flow hedges (of floating-rate debt). The effective portion of gains and losses arising from the remeasurement of derivatives at fair value is accounted for in equity and the ineffective portion is recognized in the income statement.

The Group uses currency derivatives to hedge debts in foreign currencies. Under IFRS, the debt is measured at the period-end rate and the resulting exchange gain or loss is offset by the exchange loss or gain arising from the measurement of the derivatives at fair value in the balance sheet.

In the opening IFRS balance sheet at January 1, 2004, the application of IFRS GAAP to derivative instruments has the effect of increasing equity by €11 million. Remeasurement at fair value of bonds redeemable for STM shares (carried at nominal value in the French GAAP accounts) has a €52 million negative effect on equity. The effect of recognizing derivative instruments (other than the bonds redeemable for STM shares) in the balance sheet is a €59 million reduction in equity at the level of France Telecom SA. This corresponds to gains of €88 million on derivatives not recognized in the French GAAP accounts and a €147 million negative effect on gains and losses on cash flow hedges recognized in equity. The impact on cash flow hedge reserves corresponds mainly to the equalizing payment recognized as deferred income under French GAAP. Lastly, the effect of measuring NTL warrants at fair value is €35 million (corresponding to the gain not recognized in the French GAAP figures) while measurement of Equant contingent value rights (CVGs) at fair value has a €28 million effect on equity.

In the IFRS balance sheet at December 31, 2004, application of IFRS GAAP has a €34 million effect on equity. The change in value of the listed bonds redeemable for STM shares has a positive effect of €56 million on closing equity. The effect of recognizing derivative instruments (other than the bonds redeemable for STM shares) in the balance sheet is a €130 million reduction in equity at the level of France Telecom SA. This corresponds to gains of €25 million on derivatives not recognized in the French GAAP accounts and a €155 million negative effect on cash flow hedge reserves recognized in equity. The effect on equity of measuring NTL warrants at fair value is €6 million, corresponding to the gain not recognized in the French GAAP accounts.

Derivatives are also used to hedge part of the Group’s bond debt (current and non-current portions) against currency risks. The derivative impact, accounted for jointly with the bond debt in the French GAAP accounts amounts to €1,184 million at January 1, 2004 and €1,780 million at December 31, 2004, and is included under “Bonds” in the balance sheet. Under IFRS, foreign currency debt is converted at the year-end rate, and the effect of applying the hedging rate in the French GAAP accounts has therefore been cancelled in the IFRS balance sheet.

Under IFRS, the fair value of the total derivatives portfolio is analyzed by maturity and between gains (recorded as assets) and losses (recorded as liabilities), across the following four balance sheet captions:

•	In “Non-current financial debt and derivatives” for €1,352 million at January 1, 2004 (€1,824 million at December 31, 2004);

•	In “Other non-current financial assets and derivatives” for €436 million at January 1, 2004 (€184 million at December 31, 2004);

•	In “Exchangeable or convertible bonds, and other current financial debt and derivatives” for €285 million at January 1, 2004, excluding the fair value of Equant Contingent Value Rights (€232 million at December 31, 2004); and

•	In “Other current financial assets and derivatives” for €146 million at January 1, 2004 (€56 million at December 31, 2004).

37.6.2.11 Transaction costs, issue and redemption premiums

Under IFRS, transaction costs (including issue and redemption premiums) that are directly attributable to the acquisition or issue of a financial liability are deducted from the liability’s carrying value. This is because financial liabilities are initially recognized at cost, corresponding to the fair value of the amounts paid or received in exchange for the liability.

They are amortized over the debt term by the effective interest method (as opposed to the straight-line method under French GAAP).

In the opening IFRS balance sheet at January 1, 2004, recognition of financial liabilities at amortized cost (excluding carryback effect) has the effect of reducing equity by €100 million. Of the total, €95 million concerns France Telecom SA, including €18 million arising from the application of the amortized cost method to perpetual bonds redeemable for shares (TDIRAs).

In the IFRS balance sheet at December 31, 2004, recognition of financial liabilities at amortized cost (excluding carryback effect) has the effect of reducing equity by €182 million. Of the total, €187 million concerns France Telecom SA, including €81 million arising from the application of the amortized cost method to perpetual bonds redeemable for shares (TDIRAs).

37.6.2.12 Property, plant and equipment

In the opening IFRS balance sheet at January 1, 2004:

•	the revaluation at fair value of certain items of TP Group property, plant and equipment has the effect of increasing total property, plant and equipment and equity by €293 million (€237 million after tax);

•	unamortized capitalized interest in the amount of €149 million before tax has been eliminated from the carrying amount of property, plant and equipment, leading to a reduction in equity in the same amount.

In the 2004 IFRS statement of income:

•	the revaluation at fair value of certain items of TP Group property, plant and equipment has the effect of increasing amortization expense by €51 million, affecting operating income;

•	the change in the method of accounting for borrowing costs on acquisitions of property, plant and equipment has a €2 million positive effect on operating income.

At December 31, 2004:

•	the revaluation at fair value of TP Group property, plant and equipment has the effect of increasing the carrying amount of property, plant and equipment by €281 million (€236 million after tax).

•	elimination of unamortized capitalized interest has the effect of reducing the carrying amount of property, plant and equipment by €153 million, compared with the French GAAP amount.

The effect on impairment losses on Equant’s property, plant and equipment and intangible assets is described in Note 37.6.2.4.

37.6.2.13 Deferred taxes

The main effects on the opening IFRS balance sheet at January 1, 2004 relating to deferred taxes are as follows:

•	According to IAS 12 – Income Taxes, deferred taxes are not discounted. Reversal of the discounting adjustments recorded in the French GAAP accounts has a positive effect of €1,759 million on the opening balance sheet.

•	According to IAS 12 – Income Taxes, deferred tax liabilities are recognized on all intangible assets acquired in business combinations (trademarks and subscriber bases). Deferred tax liabilities recognized in the opening IFRS balance sheet in accordance with IAS 12 amount to €1,313 million for trademarks and €206 million for subscriber bases.

•	The other material deferred tax adjustments recorded in the opening IFRS balance sheet are as follows:

•	deferred tax liability of €450 million from the recognition of the liability and equity components of TDIRAs (excluding the amortized cost effect);

•	deferred tax asset of €346 million related to the change of revenue recognition policy;

•	deferred tax asset of €177 million on provisions for pensions and similar benefits;

•	deferred tax asset of €102 million related to loyalty programs;

•	deferred tax liability of €98 million on the tax loss carryback receivables; and

•	deferred tax liability of €54 million related to the effects of other adjustments.

In the 2004 IFRS income statement, application of IAS 12 led to the cancellation of the provision reversal relating to discounting of the deferred tax effect, generating a €776 million reduction in net income. Movements resulting from the application of other standards have a net positive effect of €283 million.

At December 31, 2004, the main effects of IFRS adjustments on deferred taxes are as follows:

•	deferred tax liability of €1,297 million on trademarks (including a €1,285 million impact on equity attributable to equity holders of France Telecom SA) and €54 million on subscriber bases;

•	deferred tax liability of €425 million on the TDIRAs (excluding the effect of applying the amortized cost method) and €32 million on the OCEANEs;

•	deferred tax assets of €360 million on revenue recognition adjustments;

•	deferred tax asset of €998 million related to the reversal of the discounting effect on deferred taxes;

•	deferred tax liability of €70 million on the tax loss carryback receivables; and

•	deferred tax liability of €53 million related to the effects of other adjustments.

37.6.2.14 In-substance defeasance and cross-lease operations

Under French GAAP, the guarantee deposits paid and lease commitments given under Orange finance leases (in-substance defeasance) and the prepayments made and lease commitments given by France Telecom SA and Orange under cross-leases with separate third parties (QTE lease) are offset.

In the IFRS balance sheet, deposits (€1,253 million at January 1, 2004 and €760 million at December 31, 2004) and lease commitments are reported separately as assets and liabilities, in accordance with IAS 32 – Financial Instruments: Disclosure and Presentation, and included in the calculation of net financial debt.

•	The net profit recognized on the Orange finance leases (€122 million at January 1, 2004 and €116 million at December 31, 2004) is reported as deferred income in the French GAAP financial statements and has been reclassified as financial debt in the opening IFRS balance sheet.

37.6.3 Main reclassifications

37.6.3.1 Main balance sheet reclassifications

•	Reclassification of minority interests

In accordance with IAS 27 – Consolidated and Separate Financial Statements, minority interests reported on a separate line of liabilities in the French GAAP balance sheet for €5,966 million, are reported as a separate component of equity in the IFRS balance sheet at January 1, 2004. At December 31, 2004, minority interests included in equity amounted to €4,052 million.

•	Other balance sheet reclassifications

Various balance sheet items have been reclassified to comply with IFRS presentation rules. The main reclassifications made in the opening balance sheet at January 1, 2004 – in addition to those described above – are as follows:

•	Software, which is included in property, plant and equipment in the French GAAP balance sheet, has been reclassified under “Other intangible assets, net” for €1,896 million (€2,662 million at December 31, 2004).

•	Indefeasible Rights of Use (IRUs), which are included in intangible assets in the French GAAP balance sheet, have been reclassified as property, plant and equipment for €183 million (€124 million at December 31, 2004).

•	Other receivables and prepaid expenses in the French GAAP balance sheet have been analyzed mainly between four captions, as follows:

•	in “Other current assets” for €2,528 million (€3,023 million at December 31, 2004);

•	in “Current tax assets” for €65 million (€88 million at December 31, 2004);

•	in “Prepaid expenses” for €706 million (€653 million at December 31, 2004); and

•	in “Other current financial assets and derivatives” for €156 million (€44 million at December 31, 2004).

•	Other medium- and long-term debt in the French GAAP balance sheet has been analyzed mainly between four captions, as follows:

•	in “Non-current employee benefits” for €565 million (€628 million at December 31, 2004);

•	in “Non-current provisions” for €3,614 million (€3,250 million at December 31, 2004);

•	in “Other non-current liabilities” for €283 million (€201 million at December 31, 2004);

•	in “Deferred tax liabilities” for €230 million (€200 million at December 31, 2004).

•	Accrued expenses and other payables in the French GAAP balance sheet have been analyzed mainly between six captions, as follows:

•	in “Exchangeable or convertible bonds, and other current financial debt and derivatives” for €2,077 million, corresponding to the Equant contingent value rights (CVGs) redeemed in 2004;

•	in “Accrued interest” for €1,324 million (€1,122 million at December 31, 2004);

•	in “Current employee benefits” for €1,549 million (€1,701 million at December 31, 2004);

•	in “Current provisions” for €3,000 million (€1,984 million at December 31, 2004);

•	in “Other current liabilities” for €1,375 million (€1,866 millions at December 31, 2004); and

•	in “Current tax payable” for €406 million (€425 million at December 31, 2004).

•	“Other payables” in the French GAAP balance sheet are recognized mainly in “Other current liabilities” under IFRS.

•	Deferred income tax assets and liabilities have been classified as non-current. Therefore, the “Short-term deferred tax assets, net” caption in the French GAAP balance sheet has been reclassified in deferred tax assets and liabilities.

•	Non-operating deferred income, reporting in the French GAAP balance sheet under « Deferred income », has been mainly reclassified as « Other non-current liabilities » for €1,245 million (€1,145 million at December 31, 2004). This amount includes the part of civil engineering work which was invoiced in advance in connection with the disposal of cable networks.

37.6.3.2 Main income statement reclassifications

In addition to the IFRS adjustments and restatements previously described and the proportional consolidation of Sonatel in Senegal and its subsidiaries, certain presentation changes have been made to the income statement to comply with the IFRS format. The main reclassifications in 2004 concern operating income, as follows:

•	Employee profit-sharing is reported under “Personnel costs”.

•	Exceptional amortization of goodwill is reported under “Impairment of goodwill”.

•	The net income of €113 million reported under “Other non-operating income/(expense), net” in the French GAAP income statement has been reclassified mainly among the following captions:

•	in “Other operating income” for €83 million;

•	in “Other operating expense” for €(176) million;

•	in “Wages and employee benefit expenses” for €(69) million;

•	in “Share-based compensation” and “Employee profit-sharing” for €(68) million;

•	in “Impairment of non-current assets” for €(431) million;

•	in “Gains (losses) on disposal of assets” for €846 million; and

•	in “Restructuring costs” for €(181) million.

Gains and losses on disposals of assets reported in the 2004 French GAAP income statement represented a net profit of €644 million. The amount of €922 million reported in the IFRS income statement also includes gains of €163 million on company liquidations, reported in the French GAAP income statement under provision reversals and other, as well as a €51 million dilution gain and €46 million in gains on disposals of non-current assets reported in the French GAAP income statement as a component of operating income before depreciation and amortization of actuarial adjustments in the early retirement plan.

37.6.4 Sonatel

Under IFRS, use of the proportional consolidation method for Sonatel in Senegal and its subsidiaries led to the recognition, in the opening IFRS consolidated balance sheet at January 1, 2004, of France Telecom’s 42.33% interest in these companies’ assets and liabilities. The change of consolidation method had no impact on either income or equity attributable to equity holders of France Telecom SA.

37.7. Effects on financial debt

37.7.1 Effects on net financial debt

According to French GAAP, the Group defines net financial debt as total gross financial debt (converted at the hedging rate) less cash, cash equivalents and marketable securities.

Net financial debt is not defined in IFRS and the Group has therefore opted to apply the following definition, which is based on that formulated by the French standard-setter (CNC) in recommendation 2004-R-02 on the presentation of IFRS financial statements: Net financial debt as defined and used by France Telecom corresponds to the gross financial debt (converted at the year-end exchange rate), less derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, less cash collateral paid on derivative instruments, cash and cash equivalents and marketable securities, deposits paid on certain specific transactions (if the related debt is included in gross financial debt) and adjusted for the effective portion of cash flow hedges. The effect of applying IFRS on net financial debt at December 31, 2004 and January 1, 2004 is summarized below:

(in millions of euros)	Note	December 31, 2004	January 1, 2004
Net financial debt under French GAAP (1)		43,938	44,167
Consolidation of Tele Invest and Tele Invest II (1)		—	2,155
Consolidation of special purpose entities (receivables securitizations vehicles) (1)		—	1,422

Net financial debt adjusted for the effects of the changes in accounting policies at January 1, 2004		43,938	47,744

Effect of reclassifying part of the debt related to perpetual bonds redeemable for shares (TDIRAs)	37.6.2.3	3,994	4,031
Effect of the separate recognition of the liability and equity components of bonds convertible or exchangeable for new or existing shares (OCEANEs)	37.6.2.3	(97)	—
Debt attached to carryback receivables	37.6.2.7	1,508	1,431
Equant Contingent Value Rights (CVGs) (2)		—	2,049
Commitments to purchase minority interests (put options)	37.6.2.6	547	983
Accrued interest		1,172	1,308
Derivative instruments and cash collateral (3)		(1,068)	(866)
Bonds redeemable for STM shares (4)		(56)	52
Other		(116)	(47)

Net financial debt under IFRS		49,822	56,685

(1)	Tele Invest and Tele Invest II and the special purpose vehicles set up in connection with the securitization programs were consolidated in the French GAAP accounts at December 31, 2004 and are therefore included in net financial debt determined according to French GAAP.

(2)	Under IFRS, the Equant Contingent Value Rights (CVGs) are classified as derivative instruments and are therefore included in financial debt at January 1, 2004 at fair value (€2,049 million). They were redeemed on July 8, 2004 for a total of €2,015 million.

(3)	Under French GAAP, financial debts are converted at the hedging rate and currency derivatives are therefore automatically included in net financial debt. Under IFRS, all derivative instruments are recognized in the balance sheet and measured at fair value (see Note 2.16). The Group has decided to classify all of these derivative instruments in net debt, because they are for the most part held as hedges of financial debts. The cash collateral paid or received in response to margin calls is closely linked to the derivatives and therefore also included in net financial debt. The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

(4)	Under IFRS, the bonds redeemable for STM shares are measured at fair value (€386 million at December 31, 2004 versus €494 million at January 1, 2004).

37.7.2 Balance sheet items included in net financial debt under IFRS

		Balance sheet		O/w contribution to net financial debt
(in millions of euros)		December 31, 2004	January 1, 2004	December 31, 2004	January 1, 2004
Other non-current financial assets and derivatives		4,285	4,829
o/w	Cash collateral paid	1,129	910	1,129	910
	Carryback receivables	1,706	1,706	—	—
	Receivables from controlled entites and current accounts	210	184	—	—
	Deposits related to in-substance defeasance and cross-lease operations (QTE Leases)	760	1,253	760	1,253
	Other loans and receivables	296	340	—	—
	Non-current derivatives (assets)	184	436	184	436
Other current financial assets and derivatives		312	2,189
o/w	Current derivatives (assets)	56	146	56	146
	Marketable securities	240	1,885	240	1,885
	Accrued interest	—	8	—	—
	Loans and receivables	16	150	—	8
Cash and cash equivalents		3,153	3,370	3,153	3,370

Total assets included in the calculation of net financial debt				5,522	8,008

Equity attributable to equity holders of France Telecom SA		14,451	9,639
o/w	Effective portion of cash flow hedges (1)	(101)	(8)	(101)	(8)
Exchangeable or convertible bonds (non-current)		34,222	39,360	34,222	39,360
Other non-current financial debt and derivatives		8,571	9,643	8,571	9,643
Exchangeable or convertible bonds, and other current financial debt and derivatives		11,480	14,384	11,480	14,384
Accrued interest		1,172	1,314	1,172	1,314

Equity and liabilities included in the calculation of net financial debt				55,344	64,693

Net financial debt				49,822	56,685

(1)	The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

37.8 Effects on the 2004 statement of cash flows

	Year ended December 31, 2004
(in millions of euros)	CRC 99-02	IFRS	Difference	Adjustments
Net cash provided by operating activities	12,818	12,697	(121)	(121)

Net cash used in investing activities	(5,564)	(5,591)	(27)	(27)

Net cash used in financing activities	(7,423)	(7,346)	77	77

Net change in cash and cash equivalents	(169)	(240)	(71)	(71)
Effects of changes in interest rates on cash and cash equivalents	22	23	1	1

Cash and cash equivalents at beginning of the year	3,350	3,370	20	20

Cash and cash equivalents at end of the year	3,203	3,153	(50)	(50)

Applying IFRS has no effect on cash and cash equivalents, except for the €50 million reduction arising from the proportional consolidation of Sonatel in Senegal and its subsidiaries under IFRS as opposed to full consolidation in the French GAAP accounts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 15, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information